GREAT SOUTHERN BANCORP, INC.

2011 Annual Report for Shareholders

Understanding
what really matters.

GENERAL INFORMATION

CORPORATE HEADQUARTERS

1451 E. Battlefield
Springfield, MO 65804
(800) 749-7113

MAILING ADDRESS

P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT

For details on the automatic reinvestment of dividends in common stock of the Company call Registrar & Transfer Company at (800) 368-5948 or visit www.rtco.com.

FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's website at GreatSouthernBank.com or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS

Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS

BKD, LLP
P.O. Box 1190
Springfield, MO 65801-1190

LEGAL COUNSEL

Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING

The 23rd Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 16, 2012, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.

CORPORATE PROFILE

In 1923, Great Southern Bank was started with a $5,000 investment and has since grown to the company it is today. Our footprint spans five states and we serve more than 237,000 customers by providing them with a comprehensive line of products and services. With more than 1200 dedicated associates, we provide exceptional service to our customers and it is our goal to understand what matters most in every interaction we have with them.

With $3.8 billion in total assets, we are headquartered in Springfield, Mo., and operate 105 retail banking centers in Missouri, Arkansas, Kansas, Iowa and Nebraska. Customers can expect the most convenient banking services possible. This includes longer banking center hours, a large network of ATMs, and telephone, Internet and mobile banking services. Beyond traditional banking services, Great Southern also offers investment, insurance and travel services.

STOCK INFORMATION

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Market.

As of December 31, 2011, there were 13,479,856 total shares of common stock outstanding and approximately 2300 shareholders of record.

The last sale price of the Company's common stock on December 31, 2011, was $23.59.

HIGH/LOW STOCK PRICE

	2011		2010		2009	
	High	Low	High	Low	High	Low
First Quarter	$24.44	$19.27	$24.50	$20.35	$15.26	$9.04
Second Quarter	22.36	16.69	26.32	20.30	22.96	13.16
Third Quarter	20.43	15.01	22.22	19.37	24.47	18.33
Fourth Quarter	24.32	15.65	24.60	21.05	24.60	20.68

DIVIDEND DECLARATIONS

	2011	2010	2009
First Quarter	$.18	$.18	$.18
Second Quarter	.18	.18	.18
Third Quarter	.18	.18	.18
Fourth Quarter	.18	.18	.18

Dear Shareholders

In 2011, our team of more than 1200 associates worked diligently to serve the ever-changing needs of our customers in our five-state franchise.

Our resulting solid financial performance in 2011, in a still lackluster economy, underscored our associates' dedication to our customers and the communities we serve.

As we go about our daily business of serving customers, our focus on what really matters to our customers, our associates, our communities and our shareholders has served us well. Especially in today's fast paced and information-laden society, understanding what matters naturally provides perspective about how we should invest and prioritize our resources. Economic conditions of the last four years and increasing regulatory demands have also done a lot to reiterate the importance of this perspective. When we're successful at first understanding what really matters,



Joseph W. Turner
President and
Chief Executive Officer

William V. Turner
Chairman of the Board

Understanding


NET INCOME** $1.93
(per share of common stock)
1.80
1.35
0.90
0.45
0.00
JUN '90†
JUN '95
DEC '00
DEC '05
DEC 2011
TOTAL ASSETS $3.79
in billions
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC 2011
TOTAL DEPOSITS $2.96
in billions
2.8
2.1
1.4
0.7
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC 2011
TOTAL LOANS $2.12
in billions
2.0
1.6
1.2
0.8
0.4
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC 2011

** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

we can fulfill our Company's mission of building winning relationships with our customers, associates, communities and shareholders. The pages immediately following this message illustrate some examples of ways we try to provide solutions regarding those things in life that we can impact that really matter to you.

Four years ago, as the economy began its sharp decline, we reprioritized and repositioned the Company to enable us to take advantage of opportunities that would likely occur in the marketplace. Now four years later, we are emerging from this economic cycle a stronger and more diverse company. Three FDIC-assisted acquisitions, two in 2009 and one in 2011, along with solid organic growth, have transformed our Company into a regional bank. At the end of 2008, we operated 39 banking centers, exclusively in Missouri, with $2.7 billion in assets. Today we operate 105 banking centers in five states with $3.8 billion in assets. In a relatively short period of time, we grew from a company with business prospects primarily in Springfield and southwest Missouri to a company serving customers throughout Missouri and four other states, including the large markets of Des Moines and Sioux City, Iowa, St. Louis and Kansas City, Mo., Omaha, Neb., and Rogers, located in the Northwest Arkansas region.

2011 MATTERS

The biggest Company headline in 2011 was the October FDIC-assisted acquisition of the former Sun Security Bank, which operated 27 locations in 15 counties in central and southern Missouri, as well as the St. Louis area. Great Southern entered into a purchase and assumption agreement, including a loss sharing agreement, with the FDIC to purchase substantially all of the assets and assume substantially all of the deposits and other liabilities of Sun Security. Operational integration was successfully completed in January 2012, and we are very pleased with the quality of our new customer relationships and our new associates. The only overlapping market that was part of this acquisition was in Stockton, Mo., and in January 2012, the former Sun Security Bank location there was consolidated into the existing Great Southern facility. Thanks to the stellar work of the former Sun Security associates, deposit retention has been outstanding, with current overall deposit levels at the former Sun Security locations actually higher than pre-acquisition levels.

In 2011, the Company's retail presence in terms of locations in the St. Louis region doubled in size. The Sun Security transaction added two banking centers in St. Charles County, and a de novo opening in the suburb of Affton to the south increased the total number of banking centers to six in the region. In February 2012, our seventh facility opened in O'Fallon, also in St. Charles County. The Affton and O'Fallon locations were former bank offices and provided expedient entries into these communities. In terms of deposit growth, our St. Louis locations are among our top

what really matters.


TOTAL
CAPITAL $325
in millions
300
250
200
150
100
50
0
DEC '90
DEC '95
DEC '00
DEC '05
DEC 2011

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).

Our 2011 NUMBERS reflect a year of growth as well as increased strength and diversity.

performers in the Company's banking center network. We look forward to continued success in this region.

Another headline was the launch of our free smartphone mobile application for iPhone and Android users. Customers can access account information, make transfers, pay bills, as well as easily locate any Great Southern banking center or ATM throughout the Great Southern franchise. The desire of our customers to use their mobile devices to access their accounts was substantiated by the high volume of downloads of the application in the first few weeks of the launch, which greatly exceeded our already optimistic expectations.

These 2011 achievements and many other successes and interactions with our customers culminated in our solid financial performance in 2011. While we are pleased with our overall results, we know there is much work to be done, especially in the areas of continued resolution of non-performing assets and operational expense containment.

For the year ended 2011, net income available to common shareholders was $26.3 million, or $1.93 per diluted common share. The Company ended the year with assets of $3.8 billion. The capital position of the Company remained strong with all regulatory capital ratios significantly exceeding the "well capitalized" thresholds established by regulators. Total stockholders' equity was $324.6 million (8.6% of total assets). Common stockholders' equity was $266.6 million (7.0% of total assets), equivalent to a book value of $19.78 per common share. Common shareholders received a total dividend of $.72 per


IOWA
NEBRASKA
MISSOURI
KANSAS
ARKANSAS
LE MARS
SIOUX CITY
SOUTH SIOUX CITY
ONAWA
ANKENY
JOHNSTON
NEWTON
WEST DES MOINES
MONROE
FORT CALHOUN
BELLEVUE
PRAIRIE VILLAGE
DE SOTO
LEE'S SUMMIT
OLATHE
OVERLAND PARK
SPRING HILL
OTTAWA
PAOLA
OSAWATOMIE
COLUMBIA
O'FALLON
LAKE ST. LOUIS
CREVE COEUR
COTTLEVILLE
CLAYTON
DES PERES
AFFTON
STOVER
ELDON
HOLTS SUMMIT
GRAVOIS MILLS
CLIMAX SPRINGS
OSAGE BEACH
WEAUBLEAU
GREENVIEW
CAMDENTON
IOLA
NEVADA
HUMANSVILLE
STOCKTON
FAIR PLAY
BUFFALO
LEBANON
VIBURNUM
PILOT KNOB
FREDERICKTOWN
LESTERVILLE
LAMAR
GREENFIELD
ARCADIA
MARQUAND
CENTERVILLE
PARSONS
LOCKWOOD
WILLARD
SPRINGFIELD
ANNAPOLIS
MILLER
MANSFIELD
CABOOL
ELLINGTON
PIEDMONT
REPUBLIC
OZARK
JOPLIN
NIXA
AVA
MOUNTAIN GROVE
AURORA
NEOSHO
FORSYTH
WEST PLAINS
KIMBERLING CITY
BRANSON
THAYER
ROGERS

Expanding OUR REACH gives us room to grow. And grow.

With our FDIC-assisted acquisitions of former TeamBank and Vantus Bank in 2009, former Sun Security Bank in 2011, plus additional new locations, our Company has grown from 39 banking centers to 105 today.

● 2008 ● 2011

By looking ahead to OPPORTUNITIES we've become a stronger company today.


FIVE YEAR CUMULATIVE
TOTAL RETURN*
$120
100
80
60
40
20
0
$97.27
Great Southern Bancorp
NASDAQ Financial
NASDAQ Composite
DEC 06
DEC 07
DEC 08
DEC 09
DEC 10
DEC 11

* The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2006 through December 31, 2011. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2006 and that all dividends were reinvested.

common share in 2011. We're pleased that we have paid consecutive quarterly dividends to common shareholders since 1990.

During 2011, deposit growth was strong, with total deposits increasing by approximately $368 million, including the acquired Sun Security deposits. We were successful in attracting new checking account customers throughout the Company's footprint and saw a continued favorable shift in our deposit mix toward transaction accounts.

Lending activity and loan demand increased modestly in 2011. Total gross loans, including FDIC-covered loans, increased $241 million mainly due to loans acquired in the Sun Security transaction, as well as increases in multi-family residential mortgage loans, commercial real estate loans and commercial business loans.

The resolution of non-performing assets continues to be a priority. Overall, non-performing assets have decreased slightly from the end of 2010. Non-performing assets, excluding FDIC-covered assets, at December 31, 2011 were $74.4 million, a decrease of $3.9 million from $78.3 million at December 31, 2010. Non-performing assets as a percentage of total assets were 1.96% at December 31, 2011, compared to 2.30% at December 31, 2010. We discuss non-performing assets in detail in the "Management's Discussion and Analysis" section of this Annual Report. While our objective is obviously to decrease our levels of classified and non-performing assets, we expect non-performing assets, loan loss provisions and net charge-offs may continue to remain at somewhat elevated levels and may potentially fluctuate from period to period.

WHAT MATTERS IN 2012

We expect that 2012 will bring both opportunities and challenges. Although there are some signs of modest improvement, uncertainty continues in the economy and it will likely take some time before we see meaningful sustained economic growth. This kind of environment brings about various opportunities and challenges and the Company is positioned to respond.

Our strategic direction for 2012 is straightforward. We'll work as a team across all business lines to attract new customers and deepen relationships with existing customers in all of our markets. We have built a strong franchise, which provides many opportunities to increase our customer base. To be successful, we must know our customers – know what matters to them – and then deliver the best solutions to address their needs. That's how we build winning relationships.

We remain ready and willing to lend to creditworthy borrowers. Sound lending is vital to our country's economic recovery and our future success. We will continue to adhere to our lending principles in a way that balances our commitment to customers with our responsibility to manage risk appropriately and deliver value for investors. In 2012, we will also continue to work to reduce our problem assets.

We believe that our Company has benefited greatly as a result of the three FDIC-assisted transactions completed to date. We know that this unique window of opportunity will close as the banking industry heals itself, and the majority of the weaker players will be consolidated through FDIC-assisted transactions or other types of transactions in the next few years. Bidding on FDIC deals has

WHAT REALLY MATTERS?

Serve the full range of financial needs for individuals and businesses.

Attract the best associates to serve our customers.

Support the communities where we do business.

Create long-term value for our shareholders.

become highly competitive. Based on the current bidding environment, we'll continue to analyze the playing field and may submit bids in situations that we believe make long-term financial and operational sense for our Company.

Several initiatives and projects are already underway or planned for 2012. Two existing banking centers – one in Springfield, Mo., and one in Olathe, Kan. – will be replaced with new structures at better locations. Both facilities are expected to open in the second quarter of 2012. We are beginning construction soon on a new banking center in Omaha, Neb., with an anticipated opening in the fourth quarter of 2012. The new banking center will be located in a high growth area of Omaha. We currently operate three banking centers in this metropolitan area.

Customer preferences and expectations continue to evolve. We understand that our customers will choose to access our services in multiple ways, whether it is through the banking center, ATM, telephone, computer, tablet or mobile device. It is critical that we keep pace with technological advances both in our society and industry. Consumers across all age groups are adopting various technological tools with more ease, speed and higher expectations. Demand for these tools will only get stronger. In 2012, we plan to provide customers an online platform to apply for consumer and small business loans, which complements our existing online mortgage platform. Text banking and other online convenience services are also in the works.

In 2012, we will greatly expand our focus on providing services to small business customers. Teams of associates from all business lines will proactively target new small business customers with both lending and depository products. Our actions will be based on what we learned from a Company-sponsored small business focus group, which provided perspective on the unique needs and desires of small business owners.

Headwinds to revenue growth caused by a stagnant economy and regulatory pressures will place a premium on efficiency and expense containment. This will be a major focus in 2012. In light of our significant growth in the last three years, we are planning to perform a formal operational review to ensure that our operations are effective and efficient.

With our excellent team of bankers, strong capital and liquidity position, favorable deposit base and expanding franchise footprint located in vibrant communities across the Midwest, we are in a great position to make 2012 another outstanding year. As we build on the foundation we have laid, we want to thank our associates for their tremendous focus and effort over the past year; our customers for giving us the opportunity to serve their needs; and our shareholders for your continued faith in the bright future of our Company. We welcome your feedback as we move forward.

Sincerely,

William V. Turner

Joseph W. Turner

2011 Highlights

Customers can now apply online for residential loans in as little as 20 minutes.

Click & Loan

Reflecting Our True Self

This was a year of growth and change for our Company. We grew in number of banking centers and in loans and deposits. And, with an eye on customer convenience, introduced new products and services: Click & Loan, the Great Southern Mobile App, and the expansion of VIP Services, to name a few, all make customer access easier.

Considering all these changes along with overall expansion since 2008, it was the perfect time to refresh the Great Southern brand with a look, a message and an approach to better reflect who we are today.

We began with updating our logo and introducing lighter, fresher colors for a more modern look.

To highlight the breadth of our products and services, we developed our "Understanding what really matters" campaign. Our goal is to really listen to our customers in every interaction, to better understand their needs. So when it came to advertising, we turned the tables a bit. Our message comes from the voice and perspective of our customers – what matters to them and how we improve their life. Whether it's buying the right home, saving for retirement or securing a small business line of credit, consumers see a line of products built to suit their lifestyles and improve their lives.

Click & Loan

In 2011, we introduced our Click & Loan program, which gives our customers the option to apply for a residential loan online. Customers can view rates, learn about loan options, and then complete a loan application online, usually in less than 20 minutes.

This is yet another step towards the simplification of the banking process for our customers and adds another channel of banking access to use whenever and wherever it is most convenient.

Loyalty Line of Credit

Loyalty means something special at Great Southern. It is our goal to reward customers just for being customers, and the Home Equity Loyalty Line of Credit was launched with this goal in mind. The low introductory rate, locked in for two years with no closing costs, enabled hundreds of our customers to complete home improvement projects, consolidate debt, take vacations, pay tuition expenses

Launching a NEW LOOK to reflect our modern company.

GREAT SOUTHERN

Our brand refresh started with our logo. We kept our iconic sun, a symbol of who we are, and added a new font and color. The result - clean, modern, strong - expresses how we've progressed and where we're going in the future.

Improving THE BANKING EXPERIENCE with fast, convenient access.



Welcome to
GREAT SOUTHERN
Understanding what really matters.
YOUR BANKING IS ABOUT TO BEGIN..

Our Mobile Banking App has received rave reviews. Anyone can use it to locate our banking centers, ATMs and contact information. Online Banking customers can also access their account information to check balances, transfer funds and monitor their accounts, anytime they want.

and much more. This special relationship rate was offered to Great Southern customers that have two or more Great Southern loan or deposit products.

ReadyFUND$

This year we made available ReadyFUND$ Payroll processing, used by many employers to pay their employees. Payroll funds are directly deposited into each employee's personal account or to a ReadyFUND$ Payroll Card. ReadyFUND$ gives the employer the ability to provide electronic payment to 100% of employees while saving considerable expense compared to writing paper checks and reducing the possibility of lost checks, fraudulent activity, stop payment and check reissue fees. ReadyFUND$ saves our business customers time and money, and it is convenient for their employees since funds are available on a regular pay schedule, even during vacations or other time off.

Mobile Banking App

In 2011, we unveiled our Great Southern Mobile Banking App. The app was made available in the iTunes and Android marketplaces and can be used by any smartphone user who has access to the markets from their phone.

With the face of the banking industry constantly shifting, this exciting product helps us keep up with current trends in the industry.

Record Lending Numbers

In an effort to help our customers attain what matters most to them, Great Southern helped customers across the franchise in an historically low interest rate environment.

Our Residential Lending Team posted record numbers for our Company in 2011, producing $218,024,338 (1581 loans) which is an increase of nearly $10 million and 36 more loans from 2010.

Director of Residential Lending Steve King believes it's all about focusing on the customer and hard work. "Even in the busiest time, our Residential Lending Team strives to stay focused, continues to work hard and do what is right for the customer and our Company. Also, we would like to say thank you to our customers for allowing us to help them with one of the most important purchases they will make in their lives."



IT WAS JUST RIGHT
And it still is.
That's why we bought it...our room-for-kids, settling-down, growing-old-together home.
That's what really matters to me.
GREAT SOUTHERN
Understanding what really matters.
GreatSouthernBank.com

Giving voice to OUR CUSTOMERS brings a fresh point of view.

Focusing on the end result for customers – like being able to afford the perfect house – provides us a new vantage point for anticipating their needs, while making the message more relevant to the consumer.


NEW HOMES
NEW BEGINNINGS
Affordable New Homes in Joplin
Now Available
Ask an associate for more information.
GREAT SOUTHERN
BANK
LENDING HELP. GIVING HOPE.

Helping OUR COMMUNITIES means more than a simple donation.

In cooperation with two local builders, Great Southern Community Development Company (CDC) built six new homes for displaced Joplin, Mo. residents. A local lumber company graciously provided building materials at cost.

Company Expansion and Relocation

In addition to the St. Louis area Sun Security acquisition locations, the Company expanded its network even further with the opening of two new banking centers in Affton and O'Fallon, Mo. Not only did these additions expand our presence in the market, they gave us a customer-convenient lineup of locations in the St. Louis region.

In the quest for greater efficiency and better customer service, we relocated our South Campbell banking center and began construction to relocate the Kansas and Kearney facility in Springfield, Mo. Ground breaking for the banking center relocation in Olathe, Kan. also occured in 2011. The new banking centers are nearly double the size of their predecessor locations and offer customers a better overall banking experience. Both Kansas and Kearney and Olathe relocations are scheduled for completion in the second quarter of 2012.

Also in Springfield, Great Southern Insurance made the move to a larger, more contemporary location making them more visible and more accessible to their customers.

VIP Banking Expansion

VIP Banking provides highly personalized service for clients with diverse business and personal financial needs. Our VIP Bankers take away banking worries that ultimately saves these customers time and money. With VIP service expanding into the Sioux City, Iowa market in 2011, Great Southern's VIP Bankers now serve clients in six markets that also include Springfield, St. Louis, Kansas City, Des Moines and Rogers, Ark.

Small Business Lending Fund

Great Southern announced that it had exited the Troubled Asset Relief Program (TARP) in 2011 and had entered the Small Business Lending Fund (SBLF). The purpose of SBLF is to increase small business lending and to create jobs and economic growth by providing

Leadership Team

*Denotes Executive Officer



DEBBIE FLOWERS
Director of Credit Risk Administration



STEVE MITCHEM*
Chief Lending Officer



JOE TURNER*
President and Chief Executive Officer



TAMMY BAURICHTER
Controller



LIN THOMASON*
Director of Information Services

With the use of websites such as Facebook, Twitter and LinkedIn, we found a new way to market our Company, converse with our customers and followers, and help manage our online reputation. Our existence in these channels is more important than just marketing ourselves. We utilize these channels to listen to our customers and participate in any conversations about us and to promote our brand.

Making the most of POINTS OF CONTACT allows us to be relevant and responsive.

banks, including Great Southern, a reasonable cost of capital. The SBLF is an opportunity for Great Southern to enhance our ability to meet the credit needs of the small businesses in our communities.

Community Involvement

There is a Japanese proverb that says, "Brothers are like both hands." They should help each other in good times as well as in bad. When nature showed her dark side in many of our communities last year, Great Southern was there showing our commitment to help make our communities better places to live, work and do business. Great Southern donated over $300,000 to communities, including those hit by tornados and flooding, along with thousands of volunteer hours that helped put folks back on their feet. Even more dollar donations were kicked in by employee fundraisers through Great Southern's Caring and Sharing Community Partnership program.

In one afternoon, the city of Joplin, Mo., and the lives of many were changed forever when, on May 22, an F5 tornado ripped through the city. Our customers, associates and communities-at-large generously donated money and time to help with the tornado disaster relief efforts. Great Southern presented nearly $55,000 to the American Red Cross. Another $500 worth of supplies was contributed to a temporary day care center, and many associates volunteered their time to help with clean-up efforts. Recovery home loans and auto loans helped residents get their lives back on track.

Also in May, the Siouxland area of western Iowa was hit with extensive flooding that destroyed many homes and businesses. Great Southern donated to the American Red Cross for Missouri River Flood Relief, and to the United Way of Siouxland for the Siouxland Recovery Fund. Great Southern offered special loans for rebuilding and repairing flood damage as Siouxland repaired, replaced and recovered.



REX COPELAND*
Chief Financial Officer



KRIS CONLEY
Director of Retail Services



KELLY POLONUS
Director of Communications and Marketing



BRYAN TIEDE
Director of Risk Management



MATT SNYDER
Director of Human Resources



DOUG MARRS*
Director of Operations

Directors of Great Southern Bancorp, Inc. and Great Southern Bank



Back row	EARL A. STEINERT, JR. Board Member Co-owner, EAS Investment Enterprises, Inc./CPA	LARRY D. FRAZIER Board Member Retired – Hollister, Mo.	GRANT Q. HADEN Board Member Attorney and Managing Partner, Haden, Cowherd and Bullock LLC	THOMAS J. CARLSON Board Member President, Mid America Management, Inc.
Front Row	WILLIAM E. BARCLAY Board Member Retired – Springfield, Mo.	JOSEPH W. TURNER President and Chief Executive Officer	WILLIAM V. TURNER Chairman of the Board	JULIE T. BROWN Board Member Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2011	2010	2009	2008	2007
	(Dollars in Thousands)				
Summary Statement of Condition Information:					
Assets	$3,790,012	$3,411,505	$3,641,119	$2,659,923	$2,431,732
Loans receivable, net	2,153,081	1,899,386	2,091,394	1,721,691	1,820,111
Allowance for loan losses	41,232	41,487	40,101	29,163	25,459
Available-for-sale securities	875,411	769,546	764,291	647,678	425,028
Foreclosed assets held for sale, net	67,621	60,262	41,660	32,659	20,399
Deposits	2,963,539	2,595,893	2,713,961	1,908,028	1,763,146
Total borrowings	485,853	495,554	591,908	500,030	461,517
Stockholders' equity (retained earnings substantially restricted)	324,587	304,009	298,908	234,087	189,871
Common stockholders' equity	266,644	247,529	242,891	178,507	189,871
Average loans receivable	2,007,914	2,019,361	2,028,067	1,842,002	1,774,253
Average total assets	3,496,860	3,528,043	3,403,059	2,522,004	2,340,443
Average deposits	2,671,710	2,661,164	2,483,264	1,901,096	1,784,060
Average stockholders' equity	316,486	309,558	274,684	183,625	185,725
Number of deposit accounts	189,288	171,278	173,842	95,784	95,908
Number of full-service offices	105	75	72	39	38

The tables on pages 10, 11 and 12 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2011, 2010, 2009, 2008 and 2007, are derived from our Consolidated Financial Statements, which have been audited by BKD, LLP. See Item 6. "Selected Consolidated Financial Data," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2011	2010	2009	2008	2007
			(In Thousands)		
Summary Statement of Operations Information:					
Interest income:					
Loans	$ 171,201	$ 145,832	$ 123,463	$ 119,829	$ 142,719
Investment securities and other	27,466	27,359	32,405	24,985	21,152
	198,667	173,191	155,868	144,814	163,871
Interest expense:					
Deposits	26,370	38,427	54,087	60,876	76,232
Federal Home Loan Bank advances	5,242	5,516	5,352	5,001	6,964
Short-term borrowings and repurchase agreements	2,965	3,329	6,393	5,892	7,356
Subordinated debentures issued to capital trust	569	578	773	1,462	1,914
	35,146	47,850	66,605	73,231	92,466
Net interest income	163,521	125,341	89,263	71,583	71,405
Provision for loan losses	35,336	35,630	35,800	52,200	5,475
Net interest income after provision for loan losses	128,185	89,711	53,463	19,383	65,930
Noninterest income:					
Commissions	8,915	8,284	6,775	8,724	9,933
Service charges and ATM fees	18,063	18,652	17,669	15,352	15,153
Net realized gains on sales of loans	3,524	3,765	2,889	1,415	1,037
Net realized gains on sales of available-for-sale securities	483	8,787	2,787	44	13
Realized impairment of available-for-sale securities	(615)	---	(4,308)	(7,386)	(1,140)
Late charges and fees on loans	651	767	672	819	962
Gain (loss) on derivative interest rate products	(10)	---	1,184	6,981	1,632
Gain recognized on business acquisitions	16,486	---	89,795	---	---
Accretion (amortization) of income/expense related to business acquisition	(37,797)	(10,427)	2,733	---	---
Other income	2,560	2,124	2,588	2,195	1,829
	12,260	31,952	122,784	28,144	29,419
Noninterest expense:					
Salaries and employee benefits	48,836	44,842	40,450	31,081	30,161
Net occupancy expense	16,162	14,341	12,506	8,281	7,927
Postage	3,170	3,303	2,789	2,240	2,230
Insurance	4,938	4,562	5,716	2,223	1,473
Advertising	1,490	1,932	1,488	1,073	1,446
Office supplies and printing	1,337	1,522	1,195	820	879
Telephone	2,471	2,333	1,828	1,396	1,363
Legal, audit and other professional fees	3,837	2,867	2,778	1,739	1,247
Expense on foreclosed assets	11,846	4,914	4,959	3,431	608
Other operating expenses	10,576	8,288	4,486	3,422	4,373
	104,663	88,904	78,195	55,706	51,707
Income (loss) before income taxes	35,782	32,759	98,052	(8,179)	43,642
Provision (credit) for income taxes	5,513	8,894	33,005	(3,751)	14,343
Net income (loss)	30,269	23,865	65,047	(4,428)	29,299
Preferred stock dividends and discount accretion	2,798	3,403	3,353	242	---
Non-cash deemed preferred stock dividend	1,212	---	---	---	---
Net income (loss) available to common shareholders	$ 26,259	$ 20,462	$ 61,694	$ (4,670)	$ 29,299

SELECTED CONSOLIDATED FINANCIAL DATA

	2011	2010	2009	2008	2007
	At and For the Year Ended December 31, (Number of shares in thousands)				
Per Common Share Data:					
Basic earnings (loss) per common share	$ 1.95	$ 1.52	$ 4.61	$ (0.35)	$ 2.16
Diluted earnings (loss) per common share	1.93	1.46	4.44	(0.35)	2.15
Cash dividends declared	0.72	0.72	0.72	0.72	0.68
Book value per common share	19.78	18.40	18.12	13.34	14.17
Average shares outstanding	13,462	13,434	13,390	13,381	13,566
Year-end actual shares outstanding	13,480	13,454	13,406	13,381	13,400
Average fully diluted shares outstanding	13,626	14,046	13,382	13,381	13,654
Earnings Performance Ratios:					
Return on average assets(1)	0.87%	0.68%	1.91%	(0.18)%	1.25%
Return on average stockholders' equity(2)	11.67	9.42	29.72	(2.47)	15.78
Non-interest income to average total assets	0.35	0.91	3.61	1.12	1.25
Non-interest expense to average total assets	2.99	2.52	2.30	2.21	2.21
Average interest rate spread(3)	5.06	3.81	2.98	2.74	2.71
Year-end interest rate spread	3.68	3.81	3.56	3.02	3.00
Net interest margin(4)	5.17	3.93	3.03	3.01	3.24
Efficiency ratio(5)	59.54	56.52	36.88	55.86	51.28
Net overhead ratio(6)	2.64	1.61	(1.31)	1.09	0.95
Common dividend pay-out ratio(7)	37.31	49.32	16.22	N/A	31.63
Asset Quality Ratios (8):					
Allowance for loan losses/year-end loans	2.33%	2.48%	2.35%	1.66%	1.38%
Non-performing assets/year-end loans and foreclosed assets	3.31	3.93	2.99	3.69	2.99
Allowance for loan losses/non-performing loans	149.95	141.02	151.38	87.84	71.77
Net charge-offs/average loans	2.09	2.05	1.44	2.63	0.35
Gross non-performing assets/year end assets	1.96	2.30	1.79	2.48	2.30
Non-performing loans/year-end loans	1.25	1.52	1.24	1.90	1.92
Balance Sheet Ratios:					
Loans to deposits	72.65%	73.17%	77.06%	90.23%	103.23%
Average interest-earning assets as a percentage of average interest-bearing liabilities	110.55	108.22	102.17	108.98	112.71
Capital Ratios:					
Average common stockholders' equity to average assets	7.4%	7.2%	6.4%	7.1%	7.9%
Year-end tangible common stockholders' equity to assets	6.9	7.1	6.5	6.7	7.7
Great Southern Bancorp, Inc.:					
Tier 1 risk-based capital ratio	14.8	16.8	15.0	13.8	10.6
Total risk-based capital ratio	16.1	18.0	16.3	15.1	11.9
Tier 1 leverage ratio	9.2	9.5	8.6	10.1	9.1
Great Southern Bank:					
Tier 1 risk-based capital ratio	14.1	14.6	12.9	10.7	10.4
Total risk-based capital ratio	15.3	15.8	14.2	11.9	11.7
Tier 1 leverage ratio	8.6	8.3	7.4	7.8	9.0
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (9):					
Including deposit interest	1.78x	1.53x	2.30x	0.88x	1.47x
Excluding deposit interest	3.30x	2.99x	6.29x	0.33x	3.69x

(1) Net income (loss) divided by average total assets.
(2) Net income (loss) divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.
(7) Cash dividends per common share divided by earnings per common share.
(8) Excludes assets covered by FDIC loss sharing agreements.
(9) In computing the ratio of earnings to fixed charges and preferred stock dividend requirement: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-looking Statements

When used in this Annual Report and in other filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, (i) expected cost savings, synergies and other benefits from the Company's merger and acquisition activities, including but not limited to the recently completed FDIC-assisted transaction involving Sun Security Bank, might not be realized within the anticipated time frames or at all, the possibility that the amount of the gain the Company ultimately recognizes from the Sun Security Bank transaction will be materially different from the preliminary gain recorded, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) fluctuations in interest rates; (iv) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (v) the possibility of other-than-temporary impairments of securities held in the Company's securities portfolio; (vi) the Company's ability to access cost-effective funding; (vii) fluctuations in real estate values and both residential and commercial real estate market conditions; (viii) demand for loans and deposits in the Company's market areas; (ix) legislative or regulatory changes that adversely affect the Company's business, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations, and the new overdraft protection regulations and customers' responses thereto; (x) monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry; (xi) results of examinations of the Company and the Bank by their regulators, including the possibility that the regulators may, among other things, require the Company to increase its allowance for loan losses or to write-down assets; (xii) the uncertainties arising from the Company's participation in the Small Business Lending Fund, including uncertainties concerning the potential future redemption by us of the U.S. Treasury's preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption; (xiii) costs and effects of litigation, including settlements and judgments; and (xiv) competition. The Company wishes to advise readers that the factors listed above and other risks described from time to time in the company's filings with the SEC could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Loan Losses and Valuation of Foreclosed Assets

The Company believes that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates of, including, among others, expected default probabilities, loss once loans default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience.

The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods. In addition, the Bank's regulators could require additional provisions for loan losses as part of their examination process. The Bank's latest annual regulatory examination was completed in December 2011.

Additional discussion of the allowance for loan losses is included in the Company's 2011 Annual Report on Form 10-K under "Item 1. Business - Allowances for Losses on Loans and Foreclosed Assets." Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may have to revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. For the periods included in these financial statements, management's overall methodology for evaluating the allowance for loan losses has not changed significantly.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially from the carrying value reflected in these financial statements, resulting in losses that could adversely impact earnings in future periods.

Carrying Value of FDIC-covered Loans and Indemnification Asset

The Company considers that the determination of the carrying value of loans acquired in the March 20, 2009, September 4, 2009 and October 7, 2011 FDIC-assisted transactions and the carrying value of the related FDIC indemnification assets involve a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification assets reflect management's best ongoing estimates of the amounts to be realized on each of these assets. The Company determined initial fair value accounting estimates of the assumed assets and liabilities in accordance with FASB ASC 805, *Business Combinations*. However, the amount that the Company realizes on these assets could differ materially from the carrying value reflected in its financial statements, based upon the timing of collections on the acquired loans in future periods. Because of the loss sharing agreements with the FDIC on these assets, the Company should not incur any significant losses. To the extent the actual values realized for the acquired loans are different from the estimates, the indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Subsequent to the initial valuation, the Company continues to monitor identified loan pools and related loss sharing assets for changes in estimated cash flows projected for the loan pools, anticipated credit losses and changes in the accretable yield. Analysis of these variables requires significant estimates and a high degree of judgment. See Note 5 of the accompanying audited financial statements for additional information.

Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2011, the Company has two reporting units to which goodwill has been allocated – the Bank and the Travel division (which is a division of a subsidiary of the Bank). If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values to those assets to their carrying values. At December 31, 2011, goodwill consisted of $379,000 at the Bank reporting unit and $878,000 at the Travel reporting unit. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over periods ranging from three to seven years. At December 31, 2011, the amortizable intangible assets consisted of core deposit intangibles of $5.7 million at the Bank reporting unit and $15,000 of non-compete agreements at the Travel reporting unit. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See Note 1 of the accompanying audited financial statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting units. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of its goodwill or other intangible assets are impaired as of December 31, 2011. While the Company believes no impairment existed at December 31, 2011, different conditions or assumptions used to measure fair value of reporting units, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which, in some cases, have resulted in large declines in the fair value of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The Company's financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Current economic conditions have impacted the markets in which we operate. Throughout our market areas, the economic downturn negatively affected consumer confidence and elevated unemployment levels. Consequently, average prices for existing home sales in the Midwest, which includes our market areas, were down 3.2% in 2011 over 2010 according to the National Association of Realtors. In turn, this can potentially increase related losses upon foreclosure due to depressed values. Higher vacancy rates have negatively impacted cash flows on commercial real estate loans. Retail, office and industrial types of commercial real estate properties had vacancy rates that averaged 10.7%, 16.4% and 11.3%, respectively, in the Company's primary markets for 2011 according to real estate services firms CBRE and Cassidy Turley. These vacancy rates in the Company's primary markets are up from averages of 9.6%, 15.1% and 8.8%, respectively, for 2007, prior to the economic downturn. According to real estate services firms Colliers International, Jones Lang LaSalle and Cassidy Turley, national averages were 10.9%, 17.6% and 9.1%, respectively, for 2011, up from 10.0%, 15.0% and 8.2% for 2007, prior to the economic downturn. Increased vacancy rates for commercial real estate properties can correlate to fewer commercial land development sales because of the risk involved in developing these types of properties when similar completed properties have vacancies. The Missouri unemployment rate declined during the year ended December 31, 2011 from 9.6% at December 31, 2010 to 8.0% at December 31, 2011, on a preliminary basis, and was below the national average of 8.5% at December 31, 2011. The Iowa and Kansas unemployment rates also declined during the year ended December 31, 2011 from 6.1% and 6.8% at December 31, 2010, respectively, to 5.6% and 6.3% at December 31, 2011, respectively. Loan types specifically impacted by certain market areas in Missouri include loans secured by condominiums and condominium development in the St. Louis, Central Missouri and Branson market areas. Borrowers with loans secured by condominiums and condominium development are now changing business strategies to remarket units for rent as opposed to sale. The St. Louis market area has experienced the highest level of unemployment among our market areas, with unemployment rates at 8.3%, on a preliminary basis, and 9.4% at December 31, 2011 and 2010, respectively. However, we have a minimal level of one- to four-family residential and consumer loans in this market and the negative impact of the economy specific to this area has generally been in condominium loans as previously discussed. The unemployment rate for the Springfield market area was below the national average, on a preliminary basis, at 6.8% at December 31, 2011, and overall lending activity has improved somewhat but is still below historic levels.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, Great Southern Bank (the "Bank"), depends primarily on its net interest income, as well as provisions for loan losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2011, Great Southern's total assets increased $378.5 million, or 11.1%, from $3.41 billion at December 31, 2010, to $3.79 billion at December 31, 2011. Full details of the current year changes in total assets are provided in the "Comparison of Financial Condition at December 31, 2011 and December 31, 2010."

Loans. In the year ended December 31, 2011, Great Southern's net loans increased $247.2 million, or 13.2%, from $1.88 billion at December 31, 2010, to $2.12 billion at December 31, 2011. The increase was primarily due to the loans acquired in the Sun Security Bank FDIC-assisted transaction during 2011 which totaled $144.6 million at December 31, 2011. Excluding loans covered by loss sharing agreements, commercial real estate loans also increased $109.6 million, or 20.7%, other commercial loans increased $50.5 million, or 27.2%, and multi-family residential loans increased $32.9 million, or 15.6%. Commercial construction loans also increased but the increase was primarily offset by decreases in subdivision construction and land development loans. Partially offsetting these increases was a decrease in net loans acquired through the 2009 FDIC-assisted transactions of $52.9 million, or 17.4%, primarily because of loan repayments. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face and our focus on pricing discipline and credit quality, we cannot be assured that our loan growth will match or exceed the level of increases achieved in prior years. The net loan growth experienced during the year ended December

31, 2011, excluding the Sun Security Bank FDIC-assisted transaction, may continue into 2012. However, based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly at this time. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels.

Of the total loan portfolio at December 31, 2011 and 2010, 79.0% and 79.5%, respectively, was secured by real estate, as this is the Bank's primary focus in its lending efforts. At December 31, 2011 and 2010, commercial real estate and commercial construction loans were 46.5% and 45.7% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. Commercial real estate and commercial construction loans generally afford the Bank an opportunity to increase the yield on, and the proportion of interest rate sensitive loans in its portfolio. They do, however, present somewhat greater risk to the Bank because they may be more adversely affected by conditions in the real estate markets or in the economy generally. At December 31, 2011 and 2010, loans made in the Springfield, Mo. metropolitan statistical area (Springfield MSA) were 27% and 29% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. The Company's headquarters are located in Springfield and we have operated in this market since 1923. Because of our large presence and experience in the Springfield MSA, many lending opportunities exist. However, if the economic conditions of the Springfield MSA were worse than those of other market areas in which we operate or the national economy overall, the performance of these loans could decline comparatively. At December 31, 2011 and 2010, loans made in the St. Louis, Mo. metropolitan statistical area (St. Louis MSA) were 20% and 17% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. The Company's expansion into the St. Louis MSA in May 2009 provided an opportunity to not only expand its markets and provide diversification from the Springfield MSA, but also provided access to a larger economy with increased lending opportunities despite higher levels of competition. Loans made in the St. Louis MSA are primarily commercial real estate, commercial business and multi-family residential loans which are less likely to be impacted by the higher levels of unemployment rates, as mentioned above under "Current Economic Conditions," than if the focus were in one- to four-family residential and consumer loans. For further discussions of the Bank's loan portfolio, and specifically, commercial real estate and commercial construction loans, see "Item 1. Business – Lending Activities" in the Company's 2011 Annual Report on Form 10-K.

The percentage of fixed-rate loans in our loan portfolio (excluding loans acquired through FDIC-assisted transactions) has increased from 21% in 2007 to 49% in 2011 due to customer preference for fixed rate loans during this period of low interest rates. Of the total amount of fixed rate loans in our portfolio, 74% mature within one to five years and therefore are not considered to create significant long-term interest rate risk for the Company. Fixed rate loans make up only a portion of our balance sheet and our overall interest rate risk strategy. As of December 31, 2011, our internal interest rate risk models indicated a one-year interest rate sensitivity gap that is fairly neutral. For further discussion of our interest rate sensitivity gap and the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes." For discussion of the risk factors associated with interest rate changes, see "Risk Factors – We may be adversely affected by interest rate changes" in the Company's 2011 Annual Report on Form 10-K.

While our policy allows us to lend up to 95% of the appraised value on single-family properties and up to 90% on two- to four-family residential properties, originations of loans with loan-to-value ratios at that level are minimal. When they are made at those levels, private mortgage insurance is typically required for loan amounts above the 80% level or our analyses determined minimal risk to be involved and therefore these loans are not considered to have more risk to us than other residential loans. We consider these lending practices to be consistent with or more conservative than what we believe to be the norm for banks our size. At December 31, 2011 and December 31, 2010, an estimated 0.6% and 1.1%, respectively, of total owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination. At December 31, 2011 and December 31, 2010, an estimated 0.4% and 0.9%, respectively, of total non-owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.

At December 31, 2011 troubled debt restructurings totaled $58.1 million, or 2.7% of total loans, up $37.8 million from $20.4 million, or 1.1% of total loans, at December 31, 2010. At December 31, 2009, troubled debt restructurings totaled $11.6 million, or 0.5% of total loans. At December 31, 2008 and 2007, the Company had no loans that were modified in troubled debt restructurings. This increase over the past five years is primarily due to the economic downturn and the resulting increased number of borrowers experiencing financial difficulty. Concessions granted to borrowers experiencing financial difficulties may include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. While the types of concessions made have not changed as a result of the economic recession, the number of concessions granted has increased as reflected in the increase in troubled debt restructurings. During the year ended December 31, 2011, twelve loans totaling $41.0 million were each restructured into multiple new loans. During the year ended December 31, 2010, four loans totaling $8.2 million were each restructured into multiple new loans. For further information on troubled debt restructurings, see Note 4 of the accompanying audited financial statements.

The loss sharing agreements with the FDIC are subject to limitations on the types of losses covered and the length of time losses are covered, and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC, including requirements regarding servicing and other loan administration matters. The loss sharing agreements extend for ten years for single family real estate loans and for five years for other loans. At December 31, 2011, approximately seven years remain on the loss sharing agreement for single family real estate loans acquired from TeamBank and the remaining loans are expected to repay within two to eleven years. At December 31, 2011, approximately eight years remain on the loss sharing agreement for single family real estate loans acquired from Vantus Bank and the remaining loans are expected to repay within two to thirteen years. At December 31, 2011, approximately ten years remain on the loss sharing agreement for single family real estate loans acquired from Sun Security Bank and the remaining loans are expected to repay within eight years. At December 31, 2011, approximately two years remain on the loss sharing agreement for non-single family loans acquired from TeamBank and the remaining loans are expected to repay within two to three years. At December 31, 2011, approximately three years remain on the loss sharing agreement for non-single family loans acquired from Vantus Bank and the remaining loans are expected to repay within two to five years. At December 31, 2011, approximately five years remain on the loss sharing agreement for non-single family loans acquired from Sun Security Bank and the remaining loans are expected to repay within three years. While the expected repayments for certain of the acquired loans extend beyond the terms of the loss sharing agreements, the Bank has identified and will continue to identify problem loans and will make every effort to resolve them within the time limits of the agreements. The Company may sell any loans remaining at the end of the loss sharing agreement subject to the approval of the FDIC. Acquired loans are currently included in the analysis and estimation of the allowance for loan losses. However, when the loss sharing agreements end, the allowance for loan losses related to any acquired loans retained in the portfolio may need to increase. The loss sharing agreements and their related limitations are described in detail in Note 5 of the accompanying audited financial statements.

The level of non-performing loans and foreclosed assets affects our net interest income and net income. While we did not have an overall high level of charge-offs on our non-performing loans prior to 2008, we generally do not accrue interest income on these loans and do not recognize interest income until the loans are repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income. We expect the loan loss provision, non-performing assets and foreclosed assets will generally remain elevated and will fluctuate from period to period. In addition, expenses related to the credit resolution process could also remain elevated.

Available-for-sale Securities. In the year ended December 31, 2011, available-for-sale securities increased $105.9 million, or 13.8%, from $769.5 million at December 31, 2010, to $875.4 million at December 31, 2011. The increase was due in part to the acquisition of securities totaling $45.3 million through the Sun Security Bank FDIC-assisted transaction during 2011. The increase was also due to net purchases of mortgage-backed securities which increased $42.5 million from $599.2 million at December 31, 2010 to $641.7 million at December 31, 2011. These securities were purchased for pledging to secure public-fund deposits and customer reverse repurchase agreements and also to earn higher yields as compared to holding the funds in cash and cash equivalents.

Cash and Cash Equivalents. Cash and cash equivalents totaled $380.2 million at December 31, 2011 a decrease of $49.8 million, or 11.6%, from $430.0 million at December 31, 2010. The decrease in cash and cash equivalents during 2011 was due to increased loan funding, purchases of available-for-sale securities and redemption of brokered deposits, partially offset by the cash received from the FDIC in the Sun Security Bank FDIC-assisted transaction.

Foreclosed Assets. Foreclosed assets totaled $67.6 million at December 31, 2011, an increase of $7.3 million, or 12.1%, from $60.3 million at December 31, 2010. Foreclosed assets, excluding those covered by loss sharing agreements with the FDIC, increased from $20.4 million, or 0.8% of total assets, at December 31, 2007 to $46.9 million, or 1.2% of total assets, at December 31, 2011. Foreclosed assets began increasing in 2007 as the United States economy slowed due to a severe economic recession in 2008 and 2009. During 2010 and 2011, economic growth was slow and residential and commercial real estate markets recovered only slightly, if at all. The levels of net additions to foreclosed assets during 2011, while still elevated, were lower than in the last four years. Because sales of foreclosed properties have been slower than additions, total foreclosed assets increased in each of the last four years. The trend of higher additions and lower sales due to the economy is magnified in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow. See "Non-performing Assets – Foreclosed Assets" for additional information on the Company's foreclosed assets.

Deposits. The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, and brokered deposits. The Company then utilizes these deposit funds, along with Federal Home Loan Bank (FHLBank) advances and other borrowings, to meet loan demand or otherwise fund its activities. In the year ended December 31, 2011, total deposit balances increased $367.6 million, or 14.2%. The increase was primarily due to the addition of the $280.9 million of core deposits assumed from Sun Security Bank in the FDIC-assisted transaction during 2011. Including the deposits assumed from Sun Security Bank, interest-bearing transaction accounts increased $325.1 million, non-interest-bearing checking accounts increased $73.2 million and retail certificates of deposit increased $68.1 million. Total brokered deposits decreased $98.7 million, primarily because of $106.2 million of brokered deposits that matured or were called by the Company during 2011. Included in total brokered deposits at December 31, 2011 and December 31, 2010, were Great Southern Bank customer deposits totaling $216.3 million and $218.8 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC considers these customer accounts to be brokered deposits due to the fees paid in the CDARS program. The Company did not actively try to grow CDARS customer deposits during the current period and decreased interest rates offered on these deposits during year ended December 31, 2011.

Our deposit balances may fluctuate from time to time depending on customer preferences and our relative need for funding. In 2010, we experienced an overall decline in deposits which corresponded with the decrease in loans receivable. Because of overall low loan demand and increased liquidity levels in 2010, when compared to historic trends, we chose to allow our deposit balances to decrease. As discussed previously regarding 2011, this was primarily done by redeeming brokered CDs without replacement and by allowing higher-cost CDARS accounts to decrease by offering lower rates or redeeming them. The transition in deposit types from time deposits to transaction deposits benefits our net interest margin by generally reducing our cost of funds. We do not consider our retail certificates of deposit to be guaranteed long-term funding because customers can withdraw their funds at any time with minimal interest penalty. When loan demand begins trending upward, we can increase rates paid on deposits to increase deposit balances and may again utilize brokered deposits to provide necessary funding. Because the Federal Funds rate is already very low, there may be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs significantly in the current low interest rate environment, although interest rates on assets may decline further.

The Sun Security Bank and other core deposits added during 2011 helped the Company lower overall funding costs. However, because market interest rates are already very low, it may be difficult for the Company to further lower its funding costs significantly, while interest rates on assets may decline further. The level of competition for deposits in our markets is high. While it is our goal to gain checking account and retail certificate of deposit market share in our branch footprint, we cannot be assured of this in future periods. Increasing rates paid can help to attract deposits if needed; however, this method could negatively impact the Company's net interest margin.

Our ability to fund growth in future periods may also be dependent on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create variable rate funding, if desired, which more closely matches the variable rate nature of much of our loan portfolio. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Net Interest Income and Interest Rate Risk Management. Our net interest income may be affected positively or negatively by market interest rate changes. A large portion of our loan portfolio is tied to the "prime rate" of interest and adjusts immediately when this rate adjusts (subject to the effect of loan interest rate floors, which are discussed below). We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk"). In addition, our net interest income may be impacted by changes in the cash flows expected to be received from acquired loan pools. As described in Note 5 of the accompanying audited financial statements, the Company's evaluation of cash flows expected to be received from acquired loan pools is on-going and increases in cash flow expectations are recognized as increases in accretable yield through interest income. Decreases in cash flow expectations are recognized as impairments through the allowance for loan losses.

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. The FRB last cut interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "Great Southern prime rate" of interest at 5.00%. This does not affect a large number of customers, as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors which are provided for in individual loan documents. But for the interest rate floors, a rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans which generally adjust immediately as the Federal Funds rate adjusts. Loans at their floor rates are subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate, however. Because the Federal Funds rate is already very low, there may also be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs significantly in the current environment, although interest rates on assets may decline further. Conversely, interest rate increases would normally result in increased interest rates on our prime-based loans. The interest rate floors in effect may limit the immediate increase in interest rates on these loans, until such time as rates rise above the floors. However, the Company may have to increase rates paid on deposits to maintain deposit balances. The impact of the low rate environment on our net interest margin in future periods is expected to be fairly neutral. As our time deposits mature in future periods, we expect to be able to continue to reduce rates somewhat as they renew. However, any margin gained by these rate reductions is likely to be offset by reduced yields from our investment securities as payments are made on our mortgage-backed securities and the proceeds are reinvested at lower rates. Similarly, interest rates on adjustable rate loans may reset lower according to their contractual terms and new loans may be originated at lower market rates. For further discussion of the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes."

The negative impact of declining loan interest rates has been mitigated by the positive effects of the Company's loans which have interest rate floors. At December 31, 2011, the Company had a portfolio (excluding the loans acquired in the FDIC-assisted transactions) of prime-based loans totaling approximately $703 million with rates that change immediately with changes to the prime rate of interest. Of this total, $659 million also had interest rate floors. These floors were at varying rates, with $68 million of these loans having floor rates of 7.0% or greater and another $509 million of these loans having floor rates between 5.0% and 7.0%. In addition, there were $82 million of these loans with floor rates between 3.25% and 5.0%. At December 31, 2011, all $659 million of these loans were at their floor rates. The loan yield for the total loan portfolio was approximately 261, 278 and 300 basis points higher than the national "prime rate of interest" at December 31, 2011, 2010 and 2009, respectively, partly because of these interest rate floors. While interest rate floors have had an overall positive effect on the Company's results during this period, they do subject the Company to the risk that borrowers will elect to refinance their loans with other lenders. To the extent economic conditions improve, the risk that borrowers will seek to refinance their loans increases.

Non-Interest Income and Operating Expenses. The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, commissions earned by our travel, insurance and investment divisions, accretion income (net of amortization) related to the FDIC-assisted acquisitions, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. In 2011 and 2009, non-interest income was also affected by the gains recognized on the FDIC-assisted transactions. In 2011 and 2010, increases in the cash flows expected to be collected from the FDIC-covered loan portfolios resulted in amortization (expense) recorded relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Non-interest income may also be affected by the Company's interest rate derivative activities, if the Company chooses to implement derivatives. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses. Details of the current period changes in non-interest income and non-interest expense are provided under "Results of Operations and Comparison for the Years Ended December 31, 2011 and 2010."

Business Initiatives

As part of its long-term strategic plan, the Company anticipates opening two to three banking centers per year as conditions warrant. In December 2011, the Company opened a new banking center in Affton, Mo., a suburb of St. Louis. In addition, a new banking center in O'Fallon, Mo., opened in February 2012. Great Southern Travel moved its St. Peters office into the O'Fallon office as well. The Affton and O'Fallon facilities were former offices of other banks and provided expedient entries into these two St. Louis markets. With the addition of these two locations, Great Southern operates seven banking centers in the St. Louis metro area.

Construction is nearing completion on a new banking center on West Kearney in north Springfield that will replace a leased location approximately one block east of the site. The current banking center's customer transaction volume is one of the highest in the Company's franchise. The banking center is expected to open in the second quarter of 2012.

Construction is well underway on a new banking center on West 135th Street in Olathe, Kan., in an established retail business district. This new banking center will replace the Company's current banking center at 11120 South Lone Elm Road, which is located in a lesser developed area of Olathe. Great Southern Travel also expects to move its current Olathe office to the new facility. A second quarter 2012 opening is anticipated.

Great Southern Insurance, a wholly-owned subsidiary of Great Southern Bank, moved in November 2011 from its former office at 430 South Avenue in Springfield to an office complex on East Battlefield in southeast Springfield. The new leased space offers better access for customers as the full-service insurance agency looks to grow its retail and commercial insurance business.

In January 2012, the Company launched a new smartphone application for iPhone and Android users providing customers another channel for accessing their accounts.

Effect of Federal Laws and Regulations

General. Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Legislation Impacting the Financial Services Industry. On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, will provide increased consumer financial protection, amend capital requirements for financial institutions, change the assessment base for federal deposit insurance, repeal the federal prohibitions on the payment of interest on demand deposits, amend the account balance limit for federal deposit insurance protection, and increase the authority of the Federal Reserve Board.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company and the financial services industry more generally. Provisions in the legislation that affect deposit insurance assessments, and payment of interest on demand deposits could increase the costs associated with deposits. Provisions in the legislation that require revisions to the capital requirements of the Company and the Bank could require the Company and the Bank to seek additional sources of capital in the future.

A provision of the Dodd-Frank Act, commonly referred to as the "Durbin Amendment," directed the FRB to analyze the debit card payments system and fix the interchange rates based upon their estimate of actual costs. The FRB has established the interchange rate for all debit transactions for issuers with over $10 billion in assets, effective October 1, 2011, at $0.21 per transaction. An additional five basis points of the transaction amount and an additional $0.01 may be collected by the issuer for fraud prevention and recovery, provided the issuer performs certain actions. Although the Bank is currently exempt from the provisions of the rule on the basis of asset size, there is some uncertainty about the impact there will be on the interchange rates for issuers below the $10 billion level of assets.

In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by United States banking regulators in developing new regulations applicable to other banks in the United States, including Great Southern. For banks in the United States, among the provisions concerning capital are: (i) a minimum ratio of common equity to risk-weighted assets reaching 4.5%, plus an additional 2.5% as a capital conservation buffer, by 2019 after a phase-in period; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets reaching 6.0% by 2019 after a phase-in period; (iii) a minimum ratio of total capital to risk-weighted assets, plus the additional 2.5% capital conservation buffer, reaching 10.5% by 2019 after a phase -in period; (iv) an additional countercyclical capital buffer to be imposed by applicable national banking regulators periodically at their discretion, with advance notice; and (v) restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone.

Although Basel III is described as a "final text," it is subject to the resolution of certain issues and to further guidance and modification, as well as to adoption by United States banking regulators, including decisions as to whether and to what extent it will apply to United States banks that are not large, internationally active banks.

FDIC-Assisted Acquisition of Certain Assets and Liabilities

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement, including a loss sharing agreement, with the FDIC to purchase substantially all of the assets and assume substantially all of the deposits and other liabilities of Sun Security Bank, a full-service bank headquartered in Ellington, Mo. Established in 1970, Sun Security Bank operated 27 locations in 15 counties in central and southern Missouri. Only one market, Stockton, Mo., overlapped between the Sun Security Bank and Great Southern footprints, with both institutions operating one branch in this market. Assets with a fair value of approximately $248.9 million were acquired, including $163.7 million of loans, $45.3 million of investment securities, $26.1 million of cash and cash equivalents, $9.1 million of foreclosed assets, $3.0 million of FHLB stock, and $1.8 million of other assets. Liabilities with a fair value of $345.8 million were assumed, including $280.9 million of deposits, $64.3 million of FHLB advances and $632,000 of other liabilities. A customer-related core deposit intangible asset of $2.5 million was also recorded. As a result of the excess of liabilities over assets, the Bank received $40.8 million in cash from the FDIC. The Bank also expects to receive $2.7 million from the FDIC in the future due to adjustments identified by the FDIC as part of their normal closing procedures. Under the loss sharing agreement, the FDIC has agreed to cover 80% of the losses on the loans (excluding approximately $4 million of consumer loans) and foreclosed assets purchased subject to certain limitations. The Company recorded an FDIC indemnification asset of $67.4 million as a result of this loss sharing agreement.

The former Sun Security Bank franchise is currently operating under the Great Southern name. While the real estate, furniture and fixtures of the branch locations currently being operated were not included in the October 7, 2011 transaction, the Bank has committed to purchase the majority of them from the FDIC. The exact cost of this purchase will be determined at a later date based on current appraisals, but the Company expects the cost to be approximately $6.5 million. Since the acquisition, banking center customer deposits have remained stable and the current retention rate is over 99%. The Bank converted the Sun Security Bank operational systems into Great Southern's systems on January 27, 2012, which allowed all Great Southern and former Sun Security Bank customers to conduct business at any banking center throughout the Great Southern five-state franchise.

The Company recorded a preliminary one-time gain of $16.5 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805, *Business Combinations*, during the year ended December 31, 2011. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. The Company will continue to evaluate the fair value estimates and, if necessary, they may be adjusted during the measurement period. Additional income will be recognized in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with this transaction. Based on the level of discounts expected to be accreted into income in future years and the loss sharing agreement with the FDIC, none of the acquired Sun Security Bank loans are considered non-performing, as we have a reasonable expectation to recover both the discounted book balances of such loans as well as a yield on the discounted book balances.

Sun Security Bank presented an attractive franchise for the Company to acquire because it provided immediate core deposit growth at a low cost of funds. Also attractive was the opportunity it presented for expansion into non-overlapping yet complementary markets through banking centers which, for the most part, held strong market positions. Only one market, Stockton, Mo., overlapped between the Sun Security Bank and Great Southern footprints, with both institutions operating one branch in this market. The Company also benefits from reduced credit risk due to the loss sharing agreement with the FDIC that was part of the transaction. See also Note 5 and Note 29 of the accompanying audited financial statements.

Recent Accounting Pronouncements

See Note 1 to the accompanying audited financial statements for a description of recent accounting pronouncements including the respective dates of adoption and expected effects on the Company's financial position and results of operations.

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

During the year ended December 31, 2011, total assets increased by $378.5 million to $3.8 billion. The increase was primarily due to increases in loans and investment securities as well as the loans, investment securities and FDIC indemnification asset that were acquired in the Sun Security Bank FDIC-assisted transaction. The increase was also due to increases in prepaid expenses and other assets and premises and equipment, partially offset by decreases in cash and cash equivalents.

Net loans increased $247.3 million to $2.1 billion at December 31, 2011, due in part to the Sun Security Bank loans acquired in the 2011 FDIC-assisted transaction which had a balance of $144.6 million at December 31, 2011. Commercial real estate loans increased $109.6 million, or 20.7%, commercial business loans increased $50.5 million, or 27.2%, and multi-family residential loans increased $32.9 million, or 15.6%. Commercial construction loans also increased, but the increase was primarily offset by decreases in subdivision construction and land development loans. Partially offsetting these increases was a decrease in net loans acquired through the 2009 FDIC-assisted transactions of $52.9 million, or 17.4%, primarily because of loan repayments. The net loan growth experienced during the year ended December 31, 2011, excluding the Sun Security Bank FDIC-assisted transaction, may continue into 2012. The increase in loans during 2011 was primarily due to financing loans which had been previously financed by other lenders rather than overall economic improvement. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments.

Related to the loans purchased in the 2011 and 2009 FDIC-assisted transactions, the Company recorded indemnification assets which represent payments expected to be received from the FDIC through loss sharing agreements. The total balance of the FDIC indemnification asset increased $7.1 million to $108.0 million at December 31, 2011. The increase was due to the FDIC indemnification asset recorded through the Sun Security Bank FDIC-assisted transaction of $67.4 million which was reduced $9.2 million to $58.2 million at December 31, 2011 due to amounts billed to the FDIC for losses recognized. Partially offsetting this increase was a $51.1 million decrease in the FDIC indemnification assets related to the 2009 FDIC-assisted transactions due to actual payments received from the FDIC as well as expected improved cash flows to be collected from the loan obligors, resulting in reductions in payments expected to be received from the FDIC. The expected improved cash flows are further discussed in the "Interest Income – Loans" section below.

Securities available for sale increased $105.9 million as compared to December 31, 2010. The increase was due in part to the acquisition of securities totaling $45.3 million through the Sun Security Bank FDIC-assisted transaction during 2011. The increase was also due to purchases of mortgage-backed securities which increased $42.5 million from $599.2 million at December 31, 2010 to $641.7 million at December 31, 2011. These securities were purchased for pledging to secure public-fund deposits and customer reverse repurchase agreements and also to earn higher yields as compared to holding the funds in cash and cash equivalents. While there is no specifically stated goal, the available-for-sale securities portfolio has in recent periods been approximately 20% to 25% of total assets. The available-for-sale securities portfolio was 23.1% and 22.6% of total assets at December 31, 2011 and December 31, 2010, respectively.

Prepaid expenses and other assets increased $32.8 million as compared to December 31, 2010, primarily due to a $19.3 million increase in federal and state tax credit investments. The majority of the increase in tax credit investments was due to investments in federal low-income housing tax credits. These credits are typically purchased at 70-90% of the amount of the credit and are generally utilized to offset taxes payable over a 10-year period. For further information on the Company's investments in tax credits, see Note 8 of the accompanying audited financial statements.

The Company's net premises and equipment increased $15.8 million as compared to December 31, 2010. This increase was due primarily to the expansion of the Company's operations center and new locations added in response to the growth of the Company and to provide for future growth. During the year ended December 31, 2011, a building was purchased in Springfield, Mo. to house the residential lending operation and a new banking center with larger facilities and better access was constructed to replace a leased banking center in Springfield, Mo. At December 31, 2011, construction was near completion on a new banking center in Olathe, Kan. that will relocate an existing banking center to a more established retail business district. In addition, a new banking center in Springfield, Mo. is under construction to relocate a banking center with one of the Company's highest transaction volumes to provide more drive-thru lanes and better access. Also contributing to the increase in net premises and equipment was a $1.2 million upgrade of existing ATMs for compliance with recent regulations issued under the Americans with Disabilities Act. In future periods, when these upgrades are complete, depreciation expense is expected to increase.

During the year ended December 31, 2011, cash and cash equivalents decreased $49.7 million to $380.2 million. The decrease during 2011 was due to increased loan funding, purchases of available-for-sale securities and redemption of brokered deposits, partially offset by the cash received from the FDIC in the Sun Security Bank FDIC-assisted transaction.

Total liabilities increased $357.9 million from $3.11 billion at December 31, 2010 to $3.47 billion at December 31, 2011. The increase was primarily attributable to increases in deposits and FHLBank advances, partially offset by decreases in securities sold under repurchase agreements with customers. In the year ended December 31, 2011, total deposit balances increased $367.6 million, or 14.2%. The increase was primarily due to the addition of the $280.9 million of deposits assumed from Sun Security Bank in the FDIC-assisted transaction during 2011. Including the deposits assumed from Sun Security Bank, interest-bearing transaction accounts increased $325.1 million, non-interest-bearing checking accounts increased $73.2 million and retail certificates of deposit increased $68.1 million. Since the second quarter of 2010, the Company's transaction account balances have trended upward while retail certificates of deposit have trended downward because of customer preference to have immediate access to funds during the current low interest rate environment. However, the addition of the Sun Security deposits in the fourth quarter of 2011 resulted in the increase in retail certificates of deposit at December 31, 2011. Total brokered deposits, excluding the CDARS customer accounts, were $48.3 million at December 31, 2011, down from $144.5 million at December 31, 2010. The decrease was the result of $106.2 million of brokered deposits that matured or were called by the Company during the period while only $10.0 million of new brokered deposits were added. At December 31, 2011 and 2010, Great Southern Bank customer deposits totaling $216.3 million and $218.8 million, respectively, were part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC counts these deposits as brokered, but these are deposit accounts that we generate with customers in our local markets.

FHLBank advances increased $30.9 million from the December 31, 2010 level. The increase was due to the addition of $64.3 million of advances assumed in the Sun Security Bank FDIC-assisted transaction in 2011 primarily offset by the repayment of two advances totaling $30.0 million during the year. The level of FHLBank advances can fluctuate depending on growth in the Company's loan portfolio and other funding needs and sources of funds available to the Company. Most of the Company's FHLBank advances are fixed-rate advances that cannot be repaid prior to maturity without incurring significant penalties.

Securities sold under reverse repurchase agreements with customers decreased $40.4 million from December 31, 2010 as these balances fluctuate over time and rates paid on these accounts decreased.

Total stockholders' equity increased $20.6 million from $304.0 million at December 31, 2010 to $324.6 million at December 31, 2011. The Company recorded net income of $30.3 million for the year ended December 31, 2011, common and preferred dividends declared were $12.2 million and accumulated other comprehensive income increased $8.2 million. The increase in accumulated other comprehensive income resulted from increases in the fair value of the Company's available-for-sale investment securities. In addition, total stockholders' equity increased $797,000 due to stock option exercises.

On August 18, 2011, the Company received an investment of $57.9 million in its preferred stock from the United States Department of the Treasury (Treasury) under the Small Business Lending Fund (SBLF). Simultaneously with the receipt of the SBLF funds, the Company redeemed the $58.0 million of shares of preferred stock issued to the Treasury in December 2008 under the Capital Purchase Program (CPP), a part of the Troubled Asset Relief Program. The Company also repurchased the common stock warrant representing 909,091 shares held by the Treasury that was issued as a part of the Company's participation in the CPP for a price of $6.4 million, or $7.08 per warrant share. For further details of these transactions, see "Capital Resources."

Prior to our redemption of the CPP preferred stock, we were generally precluded from purchasing shares of the Company's common stock without the Treasury's consent. Our participation in the SBLF program does not preclude us from purchasing shares of the Company's common stock, provided that after giving effect to such purchase, (i) the dollar amount of the Company's Tier 1 capital would be at least equal to the "Tier 1 Dividend Threshold" under the terms of the SBLF preferred stock and (ii) full dividends on all outstanding shares of SBLF preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid. See "Capital Resources." The Company has historically utilized stock buy-back programs from time to time as long as it believed that repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the market price of the stock.

Results of Operations and Comparison for the Years Ended December 31, 2011 and 2010

General

Net income increased $6.4 million, or 26.8%, during the year ended December 31, 2011, compared to the year ended December 31, 2010. Net income was $30.3 million for the year ended December 31, 2011 compared to $23.9 million for the year ended December 31, 2010. This increase was primarily due to an increase in net interest income of $38.2 million, or 30.5%, and a decrease in provision for income taxes of $3.4 million, or 38.0%, partially offset by a decrease in non-interest income of $19.7 million, or 61.6%, and an increase in non-interest expense of $15.8 million, or 17.7%. Non-interest income for the year ended December 31, 2011 included a gain recognized on business acquisition of $16.5 million, and also included net amortization expense of the FDIC indemnification asset of $37.8 million. Net income available to common shareholders was $26.3 million for the year ended December 31, 2011 compared to $20.5 million for the year ended December 31, 2010.

Total Interest Income

Total interest income increased $25.5 million, or 14.7%, during the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was primarily due to a $25.4 million, or 17.4%, increase in interest income on loans, while interest income on investments and other interest-earning assets increased $107,000, or 0.4%. Interest income on loans increased primarily due to increases in expected cash flows to be received from the FDIC-acquired loan pools and the resulting adjustments to accretable yield as discussed below in "Interest Income – Loans" and in Note 5 of the accompanying audited financial statements. Interest income from investment securities and other interest-earning assets was not significantly different in 2011 compared to 2010.

Interest Income - Loans

During the year ended December 31, 2011 compared to the year ended December 31, 2010, interest income on loans increased due to higher average interest rates, partially offset by slightly lower average balances. Interest income increased $26.2 million as the result of higher average interest rates on loans. The average yield on loans increased from 7.22% during the year ended December 31, 2010 to 8.53% during the year ended December 31, 2011. This increase was due to additional yield accretion recognized in conjunction with the fair value of the loan pools acquired in the 2009 FDIC-assisted transactions. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. The cash flows estimate for the 2009 FDIC-assisted transactions had increased each quarter since the third quarter of 2010, based on the payment histories and reduced loss expectations of the loan pools, resulting in a total of $86.0 million of adjustments to be spread on a level-yield basis over the remaining expected lives of the loan pools. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Therefore, the expected indemnification assets for the 2009 FDIC-assisted transactions have also been reduced each quarter since the third quarter of 2010, resulting in a total of $75.7 million of adjustments to be amortized on a comparable basis over the remainder of the loss sharing agreements or the remaining expected life of the loan pools, whichever is shorter. The adjustments increased interest income by $49.2 million and decreased non-interest income by $43.8 million during the year ended December 31, 2011, for a net impact of $5.4 million to pre-tax income. Because the adjustments will be recognized over the estimated remaining lives of the loan pools and the remainder of the loss sharing agreements, respectively, they will impact future periods as well. The remaining accretable yield adjustment that will affect interest income is $17.4 million and the remaining adjustment to the indemnification assets that will affect non-interest income (expense) is $(14.7) million. Of the remaining adjustments, we expect to recognize $12.2 million of interest income and $(10.4) million of non-interest income (expense) in the next year. Additional adjustments may be recorded in future periods as the Company continues to estimate expected cash flows from the acquired loan pools. For further discussion about these adjustments, see Note 5 of the accompanying audited financial statements. Apart from the yield accretion, the average yield on loans was 6.08% for the year ended December 31, 2011, down from 6.26% for the year ended December 31, 2010, as a result of both normal amortization of higher-rate loans and new loans that were made at current lower market rates.

Interest income decreased $831,000 as a result of lower average loan balances which decreased from $2.02 billion during the year ended December 31, 2010 to $2.01 billion during the year ended December 31, 2011. The lower average balances were primarily due to decreases in outstanding construction loans as many projects were completed in the past 12 to 18 months and demand for new construction loans has declined. Partially offsetting the decreases in construction loans were increased average balances of commercial real estate loans, commercial business loans and other residential multi-family loans.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments increased $2.7 million as a result of an increase in average balances from $760.9 million during the year ended December 31, 2010, to $841.3 million during the year ended December 31, 2011. Average balances of securities increased due to purchases made for pledging to secure public-fund deposits. Interest income on investments decreased $2.6 million as a result of a decrease in average interest rates from 3.53% during the year ended December 31, 2010 to 3.20% during the year ended December 31, 2011. The majority of the Company's securities in 2010 and 2011 were mortgage-backed securities which are backed by hybrid ARMs that have fixed rates of interest for a period of time (generally one to ten years) and then adjust annually. The actual amount of securities that reprice and the actual interest rate changes on these securities are subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). Mortgage-backed securities are also subject to reduced yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities may be amortized against interest income more quickly, thereby reducing the yield recorded. Interest income on other interest-earning assets changed little as slightly higher average rates were offset by lower average balances. Average balances of interest-earning deposits decreased due to increased loan funding, purchases of available-for-sale securities and redemption of brokered deposits, partially offset by the cash received from the FDIC in the Sun Security Bank FDIC-assisted transaction.

The Company's interest-earning deposits and non-interest-earning cash equivalents currently earn very low or no yield and therefore negatively impact the Company's net interest margin. At December 31, 2011, the Company had cash and cash equivalents of $380.2 million compared to $430.0 million at December 31, 2010. See "Net Interest Income" for additional information on the impact of this interest activity.

Total Interest Expense

Total interest expense decreased $12.7 million, or 26.5%, during the year ended December 31, 2011, when compared with the year ended December 31, 2010, due to a decrease in interest expense on deposits of $12.1 million, or 31.4%, a decrease in interest expense on short-term and structured repo borrowings of $364,000, or 10.9%, a decrease in interest expense on FHLBank advances of $274,000, or 5.0% and a decrease in interest expense on subordinated debentures issued to capital trust of $9,000, or 1.6%.

Interest Expense - Deposits

Interest on demand deposits decreased $2.0 million due to a decrease in average rates from 0.92% during the year ended December 31, 2010, to 0.72% during the year ended December 31, 2011. The average interest rates decreased due to lower overall market rates of interest since 2010 and because the Company chose to pay lower rates during 2011 when compared to 2010. Market rates of interest on checking and money market accounts have been decreasing since late 2007 when the FRB began reducing short-term interest rates. Interest on demand deposits increased $1.5 million due to an increase in average balances from $923 million during the year ended December 31, 2010, to $1.11 billion during the year ended December 31, 2011. The increase in average balances of demand deposits was primarily a result of customer preference to transition from time deposits to demand deposits as well as organic growth in the Company's deposit base, particularly in interest-bearing checking accounts. Demand deposits assumed in the Sun Security Bank FDIC-assisted transaction during the fourth quarter of 2011 also contributed to the increase in average balances. Average noninterest-bearing demand balances increased from $254 million for the year ended December 31, 2010, to $307 million for the year ended December 31, 2011.

Interest expense on time deposits decreased $7.4 million as a result of a decrease in average rates of interest from 2.02% during the year ended December 31, 2010, to 1.47% during the year ended December 31, 2011. A large portion of the Company's certificate of deposit portfolio matures within one year and so it reprices fairly quickly; this is consistent with the portfolio over the past several years. Interest expense on deposits decreased $4.2 million due to a decrease in average balances of time deposits from $1.48 billion during the year ended December 31, 2010, to $1.25 billion during the year ended December 31, 2011. As previously mentioned, the decrease in average balances of time deposits was partly the result of customer preference to transition from time deposits to demand deposits. Also contributing to the decrease was the redemption of $106.2 million of brokered deposits since 2010 while just $10 million of new brokered deposits were added due to the Company's existing liquidity levels. Time deposits assumed in the Sun Security Bank FDIC-assisted transaction during the fourth quarter of 2011 somewhat offset the decrease in average balances.

The Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Company has not yet been determined, the Company expects interest costs associated with demand deposits may increase as a result of competitor responses to this change, although no significant increases in costs have occurred through December 31, 2011.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2011 compared to the year ended December 31, 2010, interest expense on FHLBank advances decreased due to lower average interest rates and lower average balances. Interest expense on FHLBank advances decreased $158,000 due to a decrease in average interest rates from 3.40% in the year ended December 31, 2010, to 3.29% in the year ended December 31, 2011. Interest expense on FHLBank advances decreased $116,000 due to a decrease in average balances from $162 million during the year ended December 31, 2010, to $159 million during the year ended December 31, 2011. Most of the remaining advances are fixed-rate and are subject to penalty if paid off prior to maturity.

Interest expense on short-term borrowings and structured repurchase agreements decreased $400,000 due to a decrease in average balances from $345 million during the year ended December 31, 2010, to $304 million during the year ended December 31, 2011. Interest expense on short-term borrowings and structured repurchase agreements increased $36,000 due to an increase in average rates on short-term borrowings and structured repurchase agreements from 0.97% in the year ended December 31, 2010, to 0.98% in the year ended December 31, 2011. The decrease in balances of short-term borrowings was primarily due to decreases in securities sold under repurchase agreements with the Company's deposit customers which tend to fluctuate.

Interest expense on subordinated debentures issued to capital trust decreased $9,000 due to a decrease in average rates from 1.87% in the year ended December 31, 2010, to 1.84% in the year ended December 31, 2011. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Net interest income for the year ended December 31, 2011 increased $38.2 million to $163.5 million compared to $125.3 million for the year ended December 31, 2010. Net interest margin was 5.17% for the year ended December 31, 2011, compared to 3.93% in 2009, an increase of 124 basis points. The Company's margin was positively impacted primarily by the increases in expected cash flows to be received from the loan pools acquired in the 2009 FDIC-assisted transactions and the resulting increases to accretable yield which was discussed previously in "Interest Income – Loans" and is discussed in Note 5 of the accompanying audited financial statements. The impact of these changes on the years ended December 31, 2011 and 2010 were increases in interest income of $49.2 million and $19.5 million, respectively, and increases in net interest margin of 156 basis points and 61 basis points, respectively. Excluding the positive impact of the additional yield accretion, net interest margin increased 29 basis points during the year ended December 31, 2011, primarily due to a change in the deposit mix over the last year. Since December 31, 2010, lower-cost checking accounts increased as customers added to existing accounts or new customer accounts were opened while higher-cost brokered deposits decreased. Since December 31, 2010, the Company redeemed $106.2 million of brokered deposits due to the Company's existing liquidity levels. For most of 2011, retail certificates of deposit continued to decrease, and those that were renewed or replaced generally had lower market rates of interest. In the fourth quarter of 2011, retail certificates of deposit increased due to the Sun Security Bank FDIC-assisted transaction. However, those assumed deposits generally paid lower rates of interest than existing retail certificates of deposit. Partially offsetting the decrease in rates on deposits was a decrease in yields on loans, excluding the yield accretion income discussed above, when compared to 2010.

The Company's overall interest rate spread increased 125 basis points, or 32.8%, from 3.81% during the year ended December 31, 2010, to 5.06% during the year ended December 31, 2011. The increase was due to an 86 basis point increase in the weighted average yield on interest-earning assets and a 39 basis point decrease in the weighted average rate paid on interest-bearing liabilities. The Company's overall net interest margin increased 124 basis points, or 31.6%, from 3.93% for the year ended December 31, 2010, to 5.17% for the year ended December 31, 2011. In comparing the two years, the yield on loans increased 131 basis points while the yield on investment securities and other interest-earning assets increased four basis points. The rate paid on deposits decreased 48 basis points, the rate paid on FHLBank advances decreased 11 basis points, the rate paid on short-term borrowings increased one basis point, and the rate paid on subordinated debentures issued to capital trust decreased three basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $294,000, from $35.6 million during the year ended December 31, 2010, to $35.3 million during the year ended December 31, 2011. The allowance for loan losses decreased $255,000, or 0.6%, to $41.2 million at December 31, 2011, compared to $41.5 million at December 31, 2010. Net charge-offs were $35.6 million in the year ended December 31, 2011, versus $34.2 million in the year ended December 31, 2010. Ten relationships made up $25.4 million of the net charge-off total for the year ended December 31, 2011. General market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to the level of provisions and charge-offs in both 2010 and 2011. As properties were categorized as potential problem loans, non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the March 20, 2009, September 4, 2009 and October 7, 2011, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank at least 80% protection from losses in the acquired portfolio of loans. The FDIC loss sharing agreements are subject to limitations on the types of losses covered and the length of time losses are covered and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC. These limitations are described in detail in Note 5 of the accompanying audited financial statements. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to those used to determine the risk of loss for the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent. At December 31, 2011 and 2010, an allowance for loan losses was established for one loan pool exhibiting risks of loss totaling $30,000. The loan pool was acquired through the Vantus Bank FDIC-assisted transaction and because of the loss sharing agreement, only 20% of the anticipated $30,000 loss would be ultimately borne by the Bank. At December 31, 2010, an allowance for loan losses was established for one other loan pool exhibiting risks of loss estimated at $800,000. This loan pool was charged-off during 2011 at an amount of $730,000 (which was the remaining balance of the loan pool), of which $584,000 was covered by the loss sharing agreement.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.33% and 2.48% at December 31, 2011 and 2010, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2011, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate further, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank, Vantus Bank and Sun Security Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which cover at least 80% of principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank, September 4, 2009, for Vantus Bank and October 7, 2011, for Sun Security Bank. The overall performance of the TeamBank and Vantus Bank FDIC-covered loan pools has been better than original expectations as of the acquisition dates. Because of the recent acquisition date for the Sun Security Bank FDIC-covered loan pools, initial performance expectations have not materially changed.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets, excluding FDIC-covered assets, at December 31, 2011 were $74.4 million, a decrease of $3.9 million from $78.3 million at December 31, 2010. Non-performing assets as a percentage of total assets were 1.96% at December 31, 2011, compared to 2.30% at December 31, 2010.

Compared to December 31, 2010, non-performing loans decreased $1.9 million to $27.5 million and foreclosed assets decreased $2.0 million to $46.9 million. Construction and land development loans comprised $9.5 million, or 34.6%, of the total $27.5 million of non-performing loans at December 31, 2011. Commercial real estate loans comprised $6.2 million, or 22.6%, of the total $27.5 million of non-performing loans at December 31, 2011.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ 578	$ 1,695	$ (245)	$ --	$ (1,166)	$ (102)	$ (574)	$ 186
Subdivision construction	1,860	14,534	(531)	(246)	(4,847)	(3,543)	(566)	6,661
Land development	5,668	2,326	(667)	(667)	(2,931)	(898)	(176)	2,655
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	5,608	7,901	(163)	--	(3,618)	(1,234)	(1,181)	7,313
Other residential	4,203	189	--	--	(3,186)	(906)	(300)	--
Commercial real estate	6,074	20,903	(5,966)	(1,911)	(3,619)	(8,200)	(1,077)	6,204
Other commercial	3,832	2,038	(1,161)	(3)	(106)	(671)	(457)	3,472
Consumer	1,597	1,497	(318)	(126)	(129)	(371)	(1,144)	1,006
Total	$ 29,420	$ 51,083	$ (9,051)	$ (2,953)	$ (19,602)	$ (15,925)	$ (5,475)	$ 27,497

At December 31, 2011, the subdivision construction category of non-performing loans included 11 loans. The largest relationship in this category, which was added during the year, totaled $3.6 million, or 54.3% of the total category, and was collateralized by property in central Arkansas. The one- to four-family residential category included 71 loans, 44 of which were added during the year. None of the loans added to the one- to four-family residential category during 2011 were included in borrower relationships that were larger than $700,000. The commercial real estate category included nine loans, five of which were added during the year. The largest relationship in this category, which was added during the year, totaled $2.5 million, or 41.9% of the total category, and was collateralized by property in Springfield, Mo.

Foreclosed Assets. Of the total $67.6 million of foreclosed assets at December 31, 2011, $20.7 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in 2009 and 2011. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following table and discussion of foreclosed assets. Activity in foreclosed assets during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Proceeds from Sales	Capitalized Costs	ORE Expense Write-Downs	Ending Balance, December 31
			(In Thousands)			
One- to four-family construction	$ 2,510	$ 1,166	$ (1,912)	$ 194	$ (328)	$ 1,630
Subdivision construction	19,816	4,081	(3,940)	--	(4,384)	15,573
Land development	10,620	7,528	(806)	--	(3,708)	13,634
Commercial construction	3,997	--	(1,250)	--	--	2,747
One- to four-family residential	2,896	3,849	(4,434)	22	(484)	1,849
Other residential	4,178	3,986	(305)	--	(6)	7,853
Commercial real estate	4,565	6,288	(7,578)	--	(985)	2,290
Commercial business	--	106	(21)	--	--	85
Consumer	318	2,489	(1,596)	--	--	1,211
Total	$ 48,900	$ 29,493	$ (21,842)	$ 216	$ (9,895)	$ 46,872

At December 31, 2011, the subdivision construction category of foreclosed assets included 53 properties, the largest of which was located in the St. Louis, Mo. metropolitan area and had a balance of $3.8 million, or 27.1% of the total category. Of the total dollar amount in the subdivision construction category, 19.9% is located in Branson, Mo. The land development category of foreclosed assets included 24 properties, the largest of which had a balance of $2.8 million, or 20.4% of the total category. Of the total dollar amount in the land development category, 35.2% was located in northwest Arkansas, including the largest property previously mentioned.

As discussed below in the non-interest expense section, the $9.9 million in write-downs of foreclosed assets was primarily the result of management's evaluation of the foreclosed assets portfolio and decision to more aggressively market certain properties by reducing the asking prices. Management obtained broker pricing or used recent appraisals that were discounted based on internal experience selling or attempting to sell similar properties to determine the new asking prices. The majority of these write-downs were made in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow.

Potential Problem Loans. Potential problem loans decreased $1.3 million during the year ended December 31, 2011 from $55.6 million at December 31, 2010 to $54.3 million at December 31, 2011. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets, but are considered in determining the adequacy of the allowance for loan losses. Activity in the potential problem loans category during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ 714	$ 842	$ (339)	$ (426)	$ --	$ --	$ (647)	$ 144
Subdivision construction	6,473	5,709	(1,131)	(3,600)	--	(861)	(566)	6,024
Land development	11,476	837	(1,724)	--	(3.832)	(2,867)	(199)	3,691
Commercial construction	1,851	--	(1,200)	--	--	(651)	--	--
One- to four-family residential	8,786	5,160	(1,621)	(1,504)	--	(890)	(2,266)	7,665
Other residential	5,674	9,139	(3,850)	(189)	--	(3,125)	(9)	7,640
Commercial real estate	14,729	23,469	(1,267)	(6,732)	(2.669)	(785)	(946)	25,799
Other commercial	5,923	6,107	(3,707)	(1,095)	(1.361)	(1,714)	(835)	3,318
Consumer	23	231	(62)	(12)	--	--	(135)	45
Total	$ 55,649	$ 51,494	$ (14,901)	$ (13,558)	$ (7,862)	$ (10,893)	$ (5,603)	$ 54,326

At December 31, 2011, the commercial real estate category of potential problem loans included 20 loans. The largest two relationships in this category, which were added during the year, had balances of $7.4 million and $5.4 million, respectively, or 49.8% of the total category. Both relationships were collateralized by properties in southwest Missouri. The one- to four-family residential category included 60 loans, 47 of which were added during the year. The largest relationship in this category, which was added during the year and included six loans, totaled $1.9 million, or 25.1% of the total category, and was collateralized by over 35 separate properties in southwest Missouri. Another relationship in this category, which was added during the year and included 19 loans, totaled $1.1 million, or 14.8% of the total category, and was collateralized by over 30 separate properties in southwest Missouri. The other residential category included four loans, three of which were added during the year. The largest two relationships in this category, which were added during the year, had balances of $3.9 million and $3.6 million, respectively, or 98.7% of the total category. The relationships were collateralized by apartment buildings in southwest Missouri and central Missouri, respectively.

Non-Interest Income

Non-interest income for the year ended December 31, 2011 was $12.3 million compared with $32.0 million for the year ended December 31, 2010. The decrease of $19.7 million, or 61.6%, was primarily the result of the following items:

Amortization of indemnification asset: As previously described under "Net Interest Income," due to the increase in cash flows expected to be collected from the TeamBank and Vantus Bank FDIC-covered loan portfolios, $43.8 million of amortization (expense) was recorded in the year ended December 31, 2011 relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. This amortization (expense) amount was up $26.7 million from the $17.1 million that was recorded in the year ended December 31, 2010 relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC.

Gains on securities: Fewer securities were sold during the year ended December 31, 2011, and, therefore, gains recognized on sales were $483,000, down $8.3 million from $8.8 million recognized for the year ended December 31, 2010.

Securities impairments: During the year ended December 31, 2011, losses totaling $615,000 were recorded as a result of impairment write-downs in the value of an investment in a non-agency CMO. The Company continues to hold this security in the available-for-sale category. Based on analyses of the securities portfolio during 2010, no impairment write-downs were necessary.

Partially offsetting the above decreases in non-interest income was the preliminary one-time gain of $16.5 million (pre-tax) recorded in relation to the Sun Security Bank FDIC-assisted acquisition during the year ended December 31, 2011, compared to the same period in 2010.

Non-Interest Expense

Total non-interest expense increased $15.8 million, or 17.7%, from $88.9 million in the year ended December 31, 2010, to $104.7 million in the year ended December 31, 2011. The Company's efficiency ratio for the year ended December 31, 2011, was 59.54%, up from 56.52% in 2010 due to increased non-interest expenses as described below. The Company's ratio of non-interest expense to average assets increased from 2.52% for the year ended December 31, 2010, to 2.99% for the year ended December 31, 2011. The following were key items related to the increase in non-interest expense for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Sun Security Bank FDIC-assisted transaction: Non-interest expense increased $3.1 million for the year ended December 31, 2011 when compared to the year ended December 31, 2010, due to the FDIC-assisted acquisition of the former Sun Security Bank on October 7, 2011. Of this amount, $1.3 million related to non-recurring acquisition-related expenses, primarily related to salaries and benefits ($539,000) and occupancy and equipment expenses ($538,000).

Salaries and benefits: As a result of integrating the operations of Sun Security Bank and the Company's overall growth, the number of associates employed by the Company in operational and lending areas increased 4.4% from December 31, 2010 to December 31, 2011. This personnel increase, which excludes associates added from the former Sun Security Bank, as well as general merit increases for existing associates, was responsible for $3.1 million of the increase in salaries and benefits paid during the year ended December 31, 2011 when compared with the year ended December 31, 2010.

Amortization of tax credits: The Company has invested in certain federal low-income housing tax credits and federal new market tax credits. These credits are typically purchased at 70-90% of the amount of the credit and are generally utilized to offset taxes payable over ten-year and seven-year periods, respectively. During the year ended December 31, 2011, tax credits used to reduce the Company's tax expense totaled $4.7 million, up $3.4 million from $1.3 million for the year ended December 31, 2010. These tax credits resulted in corresponding amortization of $4.0 million during the year ended December 31, 2011, up $2.8 million from $1.2 million for the year ended December 31, 2010. The net result of these transactions was an increase to non-interest expense and a decrease to income tax expense, which positively impacted the Company's effective tax rate, but negatively impacted the Company's non-interest expense and efficiency ratio.

Foreclosure-related expenses: Since the economic recession began in 2008, real estate markets have not experienced full recovery and the Company has had continued higher levels of foreclosed assets. Sales of certain types of foreclosed properties have been slow and as a result, the most recent asking prices for certain properties, which were based on estimated fair values, no longer reflected reasonable selling prices. During the year ended December 31, 2011, the asking prices and recorded values for most properties in foreclosed assets, excluding those covered by FDIC loss sharing agreements, were reviewed and, in some cases, management and the Board of Directors decided to take a more aggressive approach to market some of these properties. In the instances where the asking prices were reduced, the carrying values of the assets were adjusted down to reflect the new estimated selling prices. In reviewing the values of the properties, the Company either used broker pricing or obtained new appraisals and discounted them based on our internal experience with similar properties. The result of this review was a $9.4 million write-down in the carrying value of foreclosed assets during the year ended December 31, 2011, primarily resulting in a $6.9 million increase in foreclosure-related expenses over the year ended December 31, 2010. Prior to the write-downs, the book values of the properties totaled $26.3 million.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 15.4% and 27.1% for the years ended December 31, 2011 and 2010, respectively. The effective tax rates (as compared to the statutory federal tax rate of 35.0%) were primarily affected by the tax credits noted above and by higher balances and rates of tax-exempt investment securities and loans which reduce the Company's effective tax rate. For future periods, the Company expects the effective tax rate to be approximately 17%-25% of pre-tax net income due to expected continued utilization of tax credits. The Company's effective tax rate may fluctuate as it is impacted by the level and timing of its utilization of tax credits and the level of tax-exempt investments and loans.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees which were deferred in accordance with accounting standards. Fees included in interest income were $2.3 million, $2.0 million and $1.8 million for 2011, 2010 and 2009, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	Dec. 31, 2011[(2)]	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(Dollars In Thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	5.25%	$ 321,325	$ 25,076	7.80%	$ 336,418	$ 22,156	6.59%	$ 292,409	$ 17,224	5.89%
Other residential	5.48	256,170	15,536	6.06	219,983	13,036	5.93	136,668	8,528	6.24
Commercial real estate	5.66	690,413	54,698	7.92	677,760	49,301	7.27	605,149	39,066	6.46
Construction	5.35	265,102	33,966	12.81	320,500	26,101	8.77	567,405	31,269	5.51
Commercial business	5.64	194,622	20,953	10.77	173,837	15,250	8.14	156,236	10,044	6.43
Other loans	7.11	210,857	16,898	8.01	223,101	16,096	7.21	205,768	13,033	6.33
Industrial revenue bonds (1)	5.92	69,425	4,074	5.87	67,762	3,892	5.74	64,432	4,299	6.67
Total loans receivable	5.86	2,007,914	171,201	8.53	2,019,361	145,832	7.22	2,028,067	123,463	6.09
Investment securities (1)	3.43	841,308	26,962	3.20	760,924	26,858	3.53	743,334	31,914	4.29
Other interest-earning assets	0.23	311,493	504	0.16	407,377	501	0.12	174,509	491	0.28
Total interest-earning assets	4.75	3,160,715	198,667	6.29	3,187,662	173,191	5.43	2,945,910	155,868	5.29
Non-interest-earning assets:										
Cash and cash equivalents		75,019			77,074			250,422		
Other non-earning assets		261,126			263,307			206,727		
Total assets		$3,496,860			$3,528,043			$3,403,059		
Interest-bearing liabilities:										
Interest-bearing demand and savings	0.61	$ 1,111,045	7,975	0.72	$ 922,885	8,468	0.92	$ 611,136	6,600	1.08
Time deposits	1.29	1,253,937	18,395	1.47	1,484,580	29,959	2.02	1,650,913	47,487	2.88
Total deposits	0.94	2,364,982	26,370	1.12	2,407,465	38,427	1.60	2,262,049	54,087	2.39
Short-term borrowings and repurchase agreements	1.03	303,944	2,965	0.98	344,861	3,329	0.97	399,587	6,393	1.60
Subordinated debentures issued to capital trust	1.99	30,929	569	1.84	30,929	578	1.87	30,929	773	2.50
FHLB advances	2.99	159,148	5,242	3.29	162,378	5,516	3.40	190,903	5,352	2.80
Total interest-bearing liabilities	1.07	2,859,003	35,146	1.23	2,945,633	47,850	1.62	2,883,468	66,605	2.31
Non-interest-bearing liabilities:										
Demand deposits		306,728			253,699			221,215		
Other liabilities		14,693			19,153			23,692		
Total liabilities		3,180,424			3,218,485			3,128,375		
Stockholders' equity		316,436			309,558			274,684		
Total liabilities and stockholders' equity		$3,496,860			$3,528,043			$3,403,059		
Net interest income:										
Interest rate spread	3.68%		$163,521	5.06%		$125,341	3.81%		$89,263	2.98%
Net interest margin*				5.17%			3.93%			3.03%
Average interest-earning assets to average interest-bearing liabilities		110.6%			108.2%			102.2%		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balances of investment securities, average tax-exempt investment securities were $106.8 million, $70.3 million and $68.3 million for 2011, 2010 and 2009, respectively. In addition, average tax-exempt industrial revenue bonds were $43.8 million, $46.0 million and $38.0 million in 2011, 2010 and 2009, respectively. Interest income on tax-exempt assets included in this table was $6.8 million $5.3 million and $3.8 million for 2011, 2010 and 2009, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $6.4 million, $4.7 million and $3.0 million for 2011, 2010 and 2009, respectively.

(2) The yield/rate on loans at December 31, 2011 does not include the impact of the accretable yield (income) on loans acquired in the FDIC-assisted transactions. See "Net Interest Income" for a discussion of the effect on 2011 results of operations.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2011 vs. December 31, 2010			Year Ended December 31, 2010 vs. December 31, 2009		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In Thousands)					
Interest-earning assets:						
Loans receivable	$ 26,200	$ (831)	$ 25,369	$ 22,901	$ (532)	$ 22,369
Investment securities	(2,594)	2,698	104	(5,795)	739	(5,056)
Other interest-earning assets	137	(134)	3	(386)	396	10
Total interest-earning assets	23,743	1,733	25,476	16,720	603	17,323
Interest-bearing liabilities:						
Demand deposits	(2,038)	1,545	(493)	(1,108)	2,976	1,868
Time deposits	(7,370)	(4,194)	(11,564)	(13,104)	(4,424)	(17,528)
Total deposits	(9,408)	(2,649)	(12,057)	(14,212)	(1,448)	(15,660)
Short-term borrowings and structured repo	36	(400)	(364)	(2,278)	(786)	(3,064)
Subordinated debentures issued to capital trust	(9)	--	(9)	(195)	--	(195)
FHLBank advances	(158)	(116)	(274)	1,034	(870)	164
Total interest-bearing liabilities	(9,539)	(3,165)	(12,704)	(15,651)	(3,104)	(18,755)
Net interest income	$ 33,282	$ 4,898	$ 38,180	$ 32,371	$ 3,707	$ 36,078

Results of Operations and Comparison for the Years Ended December 31, 2010 and 2009

General

Net income decreased $41.1 million during the year ended December 31, 2010, compared to the year ended December 31, 2009. Net income was $23.9 million for the year ended December 31, 2010 compared to $65.0 million for the year ended December 31, 2009. This decrease was primarily due to a decrease in non-interest income of $90.8 million, or 74.0%, and an increase in non-interest expense of $10.7 million, or 13.7%, partially offset by an increase in net interest income of $36.1 million, or 40.4%, and a decrease in provision for income taxes of $24.1 million or 73.0%. Non-interest income for the year ended December 31, 2009 included gains recognized on business acquisitions of $89.8 million. Net income available to common shareholders was $20.5 million for the year ended December 31, 2010 compared to $61.7 million for the year ended December 31, 2009.

Total Interest Income

Total interest income increased $17.3 million, or 11.1%, during the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase was due to a $22.4 million, or 18.1%, increase in interest income on loans, offset in part by a $5.0 million, or 15.6%, decrease in interest income on investments and other interest-earning assets. Interest income on loans increased primarily due to increases in expected cash flows to be received from the 2009 FDIC-acquired loan pools and the resulting adjustments to accretable yield as discussed below in "Interest Income – Loans" and in Note 5 of the accompanying audited financial statements. Interest income from investment securities and other interest-earning assets decreased due to lower average rates of interest, partially offset by higher average balances. The lower average investment yields were primarily a result of lower yields on mortgage-backed securities as interest rates reset downward. Prepayments on the mortgages underlying these securities resulted in amortization of premiums which also reduced yields. An increase in the amount of SBA loan pools held, which earn lower average rates than the overall securities portfolio, contributed to lower investment yields as well. SBA loan pools are held for their variable interest rate characteristics and guarantee by the federal government, which makes them relatively low-risk investments.

Interest Income - Loans

During the year ended December 31, 2010 compared to the year ended December 31, 2009, interest income on loans increased due to higher average interest rates, partially offset by slightly lower average balances. Interest income increased $22.9 million as the result of higher average interest rates on loans. The average yield on loans increased from 6.09% during the year ended December 31, 2009 to 7.22% during the year ended December 31, 2010. This increase was due to additional yield accretion recognized in conjunction with the fair value of the loan pools acquired in the 2009 FDIC-assisted transactions. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. This cash flows estimate increased during the third and fourth quarters of 2010 based on the payment histories and reduced loss expectations of the loan pools, resulting in a total of $58.9 million of adjustments to be spread on a level-yield basis over the remaining expected lives of the loan pools. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Therefore, the expected indemnification assets were also reduced during the third and fourth quarters of 2010 resulting in a total of $51.9 million of adjustments to be amortized on a comparable basis over the remainder of the loss sharing agreements or the remaining expected life of the loan pools, whichever is shorter. The adjustments increased interest income by $19.5 million and decreased non-interest income by $17.1 million during the year ended December 31, 2010, for a net impact of $2.3 million to pre-tax income. Because the adjustments will be recognized over the estimated remaining lives of the loan pools and the remainder of the loss sharing agreements, respectively, they will impact future periods as well. The majority of the remaining $39.4 million of accretable yield adjustment affecting interest income and $34.7 million of adjustment to the indemnification assets affecting non-interest income is expected to be recognized over the next year, with $32.1 million of interest income and $(28.6) million of non-interest income (expense) expected to be recognized in the next year. For further discussion about these adjustments, see Note 5 of the accompanying audited financial statements.

Apart from the yield accretion discussed above, average loan rates were very similar in 2009 compared to 2010, as a result of market rates of interest, primarily the "prime rate" of interest, remaining flat during this period. During 2008, the “prime rate” decreased 4.00% to a rate of 3.25% at December 31, 2008, where the prime rate has remained. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Beginning in 2008, the declining interest rates put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. Great Southern has a significant portfolio of loans which are tied to a “prime rate” of interest. Some of these loans are tied to some national index of “prime,” while most are indexed to “Great Southern prime.” The Company has elected to leave its “prime rate” of interest at 5.00% in light of the current highly competitive funding environment for deposits and wholesale funds. This does not affect a large number of customers, as a majority of the loans indexed to “Great Southern prime” are already at interest rate floors, which are provided for in individual loan documents. In the year ended December 31, 2010, the average yield on loans was 7.22% versus an average prime rate for the period of 3.25%, or a difference of a positive 397 basis points. In the year ended December 31, 2009, the average yield on loans was 6.09% versus an average prime rate for the period of 3.25%, or a difference of a positive 284 basis points.

Interest income decreased $532,000 as a result of lower average loan balances which decreased from $2.03 billion during the year ended December 31, 2009 to $2.02 billion during the year ended December 31, 2010. The lower average balance resulted primarily from decreases in outstanding construction loans as many projects were completed in the past 12 to 18 months and demand for new construction loans has declined.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments and other interest-earning assets decreased as a result of lower average interest rates during the year ended December 31, 2010, when compared to the year ended December 31, 2009. Interest income decreased $6.2 million as a result of a decrease in average interest rates from 3.53% during the year ended December 31, 2009, to 2.34% during the year ended December 31, 2010. The majority of the Company’s securities in 2009 and 2010 were mortgage-backed securities which are backed by hybrid ARMs that have fixed rates of interest for a period of time (generally one to ten years) and then adjust annually. The actual amount of securities that reprice and the actual interest rate changes on these securities are subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). Mortgage-backed securities are also subject to reduced yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities may be amortized against interest income more quickly, thereby reducing the yield recorded. An increase in SBA loan pools during 2010 also contributed to the decrease in average interest rates because these securities earn lower yields than the overall securities portfolio. Interest income increased $1.1 million as a result of an increase in average balances from $918 million during the year ended December 31, 2009, to $1.17 billion during the year ended December 31, 2010. This increase was primarily in interest-earning deposits as a result of the 2009 FDIC-assisted transactions and because of net loan repayments and lower overall loan demand. Available-for-sale SBA loan pools also contributed to the increase, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements.

In 2009 and 2010, the Company had increased interest-earning deposits and non-interest-earning cash equivalents, as additional liquidity was maintained due to uncertainty in the economy and low loan demand. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2010, the Company had cash and cash equivalents of $430.0 million compared to $444.6 million at December 31, 2009.

Total Interest Expense

Total interest expense decreased $18.8 million, or 28.2%, during the year ended December 31, 2010, when compared with the year ended December 31, 2009, due to a decrease in interest expense on deposits of $15.7 million, or 29.0%, a decrease in interest expense on short-term and structured repo borrowings of $3.1 million, or 47.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $195,000, or 25.2%, partially offset by an increase in interest expense on FHLBank advances of $164,000, or 3.1%.

Interest Expense - Deposits

Interest on demand deposits increased $3.0 million due to an increase in average balances from $611 million during the year ended December 31, 2009, to $923 million during the year ended December 31, 2010. The increase in average balances of demand deposits was primarily a result of the FDIC-assisted transactions completed in 2009, as well as organic growth in the Company's deposit base, particularly in interest-bearing checking accounts. Also contributing to the increase was the transition in the Company's overall deposit mix from time deposits to demand deposits during the end of 2009 and throughout 2010. Average noninterest-bearing demand balances increased from $221 million for the year ended December 31, 2009, to $254 million for the year ended December 31, 2010. Interest on demand deposits decreased $1.1 million due to a decrease in average rates from 1.08% during the year ended December 31, 2009, to 0.92% during the year ended December 31, 2010. The average interest rates decreased due to lower overall market rates of interest throughout 2009 and 2010. Market rates of interest on checking and money market accounts have been decreasing since late 2007 when the FRB began reducing short-term interest rates.

Interest expense on time deposits decreased $13.1 million as a result of a decrease in average rates of interest from 2.88% during the year ended December 31, 2009, to 2.02% during the year ended December 31, 2010. A large portion of the Company's certificate of deposit portfolio matures within one year and so it reprices fairly quickly; this is consistent with the portfolio over the past several years. Interest expense on deposits decreased $4.4 million due to a decrease in average balances of time deposits from $1.65 billion during the year ended December 31, 2009, to $1.48 billion during the year ended December 31, 2010. The decrease in average balances of time deposits was primarily a result of decreases in brokered certificates, CDARS customer deposits and CDARS purchased funds as the Company began redeeming them or replacing them with lower rate deposits in the latter quarters of 2009. In 2010, in some cases, the Company elected not to replace these funds as they matured due to growth in lower-cost demand deposits.

Included in the brokered deposits total at December 31, 2010, was $222.2 million which is part of CDARS. This total includes $218.8 million in CDARS customer deposit accounts and $3.4 million in CDARS purchased funds. Included in the brokered deposits total at December 31, 2009, was $455.0 million which was part of CDARS. This total includes $359.1 million in CDARS customer deposit accounts and $95.9 million in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network members do the same thing with their customers' funds.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2010 compared to the year ended December 31, 2009, interest expense on FHLBank advances increased due to higher average interest rates, partially offset by lower average balances. Interest expense on FHLBank advances increased $1.0 million due to an increase in average interest rates from 2.80% in the year ended December 31, 2009, to 3.40% in the year ended December 31, 2010. Interest expense on FHLBank advances decreased $870,000 due to a decrease in average balances from $191 million during the year ended December 31, 2009, to $162 million during the year ended December 31, 2010. Average rates on advances increased because of the addition of advances assumed in the FDIC-assisted transaction completed in March of 2009. Certain of the advances assumed were paid off toward the end of 2009, causing the decrease in average balances while most of the remaining advances are fixed-rate and are subject to penalty if paid off prior to maturity.

Interest expense on short-term borrowings and structured repurchase agreements decreased $2.3 million due to a decrease in average rates on short-term borrowings and structured repurchase agreements from 1.60% in the year ended December 31, 2009, to 0.97% in the year ended December 31, 2010. The average interest rates decreased due to lower overall market rates of interest in 2010 compared to 2009. Interest expense on short-term borrowings and structured repurchase agreements decreased $786,000 due to a decrease in average balances from $400 million during the year ended December 31, 2009, to $345 million during the year ended

December 31, 2010. The decrease in balances of short-term borrowings was primarily due to decreases in securities sold under repurchase agreements with the Company's deposit customers which tend to fluctuate.

Interest expense on subordinated debentures issued to capital trust decreased $195,000 due to decreases in average rates from 2.50% in the year ended December 31, 2009, to 1.87% in the year ended December 31, 2010. As LIBOR rates decreased from the prior year, the interest rates on these instruments also adjusted lower. The average rate of interest on these subordinated debentures decreased in 2010 as these liabilities pay a variable rate of interest that is indexed to LIBOR. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Net interest income for the year ended December 31, 2010 increased $36.0 million to $125.3 million compared to $89.3 million for the year ended December 31, 2009. Net interest margin was 3.93% for the year ended December 31, 2010, compared to 3.03% in 2009, an increase of 90 basis points. The Company's margin was positively impacted primarily by the increase in expected cash flows to be received from the 2009 FDIC-acquired loan pools and the resulting increase to accretable yield which was discussed previously in "Interest Income – Loans" and is discussed in Note 5 of the accompanying audited financial statements. The impact of this change on the year ended December 31, 2010 was an increase in interest income of $19.5 million and an increase in net interest margin of 61 basis points. Also contributing to the increase in net interest income was a change in the deposit mix and the ability to reduce interest rates on maturing time deposits. The addition of the TeamBank and Vantus Bank core deposits during 2009 provided a relatively lower-cost funding source, which allowed the Company to reduce some of its higher-cost funds. In the latter quarters of 2009, the Company redeemed brokered deposits or replaced them with lower rate deposits and as retail certificates of deposit matured they were renewed or replaced with retail certificates of deposit with lower market rates of interest. The transition from time deposits to transaction deposits continued into 2010 as lower-cost checking accounts increased while the Company reduced its higher-cost CDARS accounts. The Company has reduced rates paid on repurchase agreements which also contributed to the decrease in interest expense. Partially offsetting the reduced cost of funds, yields earned on investment securities are down over the last year because the majority of the Company's portfolio is made up of adjustable-rate mortgage-backed securities which both repriced downward and experienced higher prepayments resulting in increased amortization of related premiums that offset interest earned. Excluding the income recorded from the accretable yield adjustment mentioned above, the yield on loans increased 17 basis points during the year ended December 31, 2010, when compared to the year ended December 31, 2009, primarily due to increased average balances on residential and commercial real estate loans.

The Company's overall interest rate spread increased 83 basis points, or 27.9%, from 2.98% during the year ended December 31, 2009, to 3.81% during the year ended December 31, 2010. The increase was due to a 69 basis point decrease in the weighted average rate paid on interest-bearing liabilities and a 14 basis point increase in the weighted average yield on interest-earning assets. The Company's overall net interest margin increased 90 basis points, or 29.7%, from 3.03% for the year ended December 31, 2009, to 3.93% for the year ended December 31, 2010. In comparing the two years, the yield on loans increased 113 basis points while the yield on investment securities and other interest-earning assets decreased 119 basis points. The rate paid on deposits decreased 79 basis points, the rate paid on FHLBank advances increased 60 basis points, the rate paid on short-term borrowings decreased 63 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 63 basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $170,000, from $35.8 million during the year ended December 31, 2009, to $35.6 million during the year ended December 31, 2010. The allowance for loan losses increased $1.4 million, or 3.5%, to $41.5 million at December 31, 2010, compared to $40.1 million at December 31, 2009. Net charge-offs were $34.2 million in the year ended December 31, 2010, versus $24.9 million in the year ended December 31, 2009. Eight relationships made up $22.0 million of the net charge-off total for the year ended December 31, 2010. General market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to the level of provisions and charge-offs in both 2009 and 2010. As properties were categorized as potential problem loans, non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank significant protection from losses in the acquired portfolio of loans. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent. At December 31, 2010, allowances for loan losses were established for two loan pools exhibiting risks of loss totaling $830,000. These loan pools were acquired through the Vantus Bank FDIC-assisted transaction and because of the loss sharing agreement, only 20% of the anticipated $830,000 loss would be ultimately borne by the Bank.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.48% and 2.35% at December 31, 2010 and 2009, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2010, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank and Vantus Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which substantially cover principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank and September 4, 2009, for Vantus Bank.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets at December 31, 2010 were $78.3 million, an increase of $13.3 million from December 31, 2009. Non-performing assets, excluding FDIC-covered assets, as a percentage of total assets were 2.30% at December 31, 2010, compared to 1.79% at December 31, 2009. Compared to December 31, 2009, non-performing loans increased $2.9 million to $29.4 million at December 31, 2010, while foreclosed assets increased $10.4 million to $48.9 million at December 31, 2010. Construction loans comprised $8.1 million, or 27.6%, of the total $29.4 million of non-performing loans at December 31, 2010. Commercial real estate loans comprised $6.1 million, or 20.6%, of the total $29.4 million of non-performing loans at December 31, 2010.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 374	$ 1,065	$ --	$ --	$ (124)	$ (643)	$ (94)	$ 578
Subdivision construction	2,328	2,583	--	(6)	(1,810)	(1,108)	(127)	1,860
Land development	5,982	11,431	--	--	(5,883)	(5,195)	(667)	5,668
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	6,237	10,605	(692)	(468)	(7,023)	(1,623)	(1,428)	5,608
Other residential	479	6,405	(221)	--	(1,959)	(361)	(140)	4,203
Commercial real estate	8,575	11,068	(256)	(383)	(3,735)	(3,227)	(5,968)	6,074
Other commercial	1,240	6,242	--	(71)	(5)	(2,291)	(1,283)	3,832
Consumer	1,275	1,592	--	(96)	(77)	(286)	(811)	1,597
Total	$ 26,490	$ 50,991	$ (1,169)	$ (1,024)	$ (20,616)	$ (14,734)	$ (10,518)	$ 29,420

At December 31, 2010, the commercial real estate category of non-performing loans included 14 loans. The largest two loans in this category were added during the year and were $1.4 million and $1.0 million, respectively, making up 40.4% of the total. The land development category of non-performing loans included 11 loans, the largest of which had a balance of $2.0 million or 35.3% of the total.

Foreclosed Assets. Of the total $60.3 million of foreclosed assets at December 31, 2010, $11.4 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in 2009. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following table and discussion of foreclosed assets. Activity in foreclosed assets during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Proceeds from Sales	Capitalized Costs	ORE Expense Write-Downs	Ending Balance, December 31
	(In Thousands)					
One- to four-family construction	$ 1,214	$ 1,765	$ (439)	$ 176	$ (206)	$ 2,510
Subdivision construction	20,208	1,924	(2,128)	796	(984)	19,816
Land development	3,010	14,476	(6,997)	131	--	10,620
Commercial construction	5,526	7,192	(8,979)	296	(38)	3,997
One- to four-family residential	5,633	8,173	(9,894)	7	(1,023)	2,896
Other residential	703	7,254	(2,979)	--	(800)	4,178
Commercial real estate	1,440	4,094	(639)	--	(330)	4,565
Consumer	777	1,263	(1,712)	--	(10)	318
Total	$ 38,511	$ 46,141	$ (33,767)	$ 1,406	$ (3,391)	$ 48,900

The subdivision construction category of foreclosed assets included 53 properties, the largest of which had a balance of $5.4 million or 27.2% of the total at December 31, 2010. The land development category of foreclosed assets included 15 loans, the largest of which was added during the period and had a balance of $4.3 million or 40.4%.

Potential Problem Loans. Potential problem loans increased $5.1 million during the year ended December 31, 2010 from $50.5 million at December 31, 2009 to $55.6 million at December 31, 2010. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets, but are considered in determining the adequacy of the allowance for loan losses. Activity in the potential problem loans category during the year ended December 31, 2010, was as follows:

	Beginning Balance, January 1	Additions	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 2,122	$ 3,657	$ (958)	$ (963)	$ (762)	$ (609)	$ (1,773)	$ 714
Subdivision construction	4,624	11,355	(195)	(1,245)	(235)	(173)	(7,658)	6,473
Land development	17,608	16,990	(100)	(9,096)	(8,308)	(4,577)	(1,041)	11,476
Commercial construction	2,160	1,851	--	--	(1,555)	(605)	--	1,851
One- to four-family residential	6,750	8,194	(1,532)	(2,585)	(1,199)	(619)	(223)	8,786
Other residential	11,188	11,308	(5,565)	(4,558)	(5,167)	(514)	(1,018)	5,674
Commercial real estate	3,652	18,862	--	(5,378)	(366)	(663)	(1,378)	14,729
Other commercial	2,397	6,774	(93)	(2,200)	(54)	(163)	(738)	5,923
Consumer	11	12	--	--	--	--	--	23
Total	$ 50,512	$ 79,003	$ (8,443)	$ (26,025)	$ (17,646)	$ (7,923)	$ (13,829)	$ 55,649

At December 31, 2010, the commercial real estate category of potential problem loans included 11 loans, three of which were added during the year, with balances totaling $10.4 million or 70.4% of the total. The three loans added were collateralized by a retail/apartment building in St. Louis, Mo., a hotel in Kansas City, Mo. and a warehouse/office building in Springfield, Mo. The land development category of potential problem loans included 10 loans, the largest of which was added during the year and had a balance of $3.8 million or 33.3% of the total.

Non-Interest Income

Non-interest income for the year ended December 31, 2010 was $32.0 million compared with $122.8 million for the year ended December 31, 2009. The $90.8 million decrease was primarily the result of the following items:

FDIC-assisted transactions: A total of $89.8 million of one-time pre-tax gains was recorded during 2009 related to the fair value accounting estimates of the assets acquired and liabilities assumed in the FDIC-assisted transactions involving TeamBank and Vantus Bank.

Amortization of indemnification asset: As previously described, due to the increase in cash flows expected to be collected from the FDIC-covered loan portfolios acquired in 2009, $17.1 million of amortization (expense) was recorded in the 2010 period relating to a reduction of expected reimbursements under the FDIC loss sharing agreements, which are recorded as indemnification assets.

Partially offsetting the above decreases in non-interest income for 2010 as compared with 2009 were the following items:

Securities impairments: During 2009, a $4.3 million loss was recorded as a result of an impairment write-down in the value of certain available-for-sale equity investments, investments in bank trust preferred securities and an investment in a non-agency CMO. The Company continues to hold a majority of these securities in the available-for-sale category. Based on analyses of the securities portfolio during 2010, no additional impairment write-downs were necessary.

Gains on securities: Gains of $8.8 million were recorded during 2010 due to sales of securities, an increase of $6.0 million over 2009.

Service charges and ATM fees: An increase of $980,000 was recorded during 2010 compared to 2009, primarily due to customers added in the FDIC-assisted transactions in 2009.

Gains on sales of single-family loans: An increase of $880,000 in gains was recorded due to an increased number of fixed-rate loans originated and then sold in the secondary market during 2010 compared to 2009.

Commissions: Commission income increased $1.5 million during the year ended December 31, 2010, compared to 2009, primarily due to increased activity for Great Southern Travel. Approximately 20% of the increase was a non-recurring incentive commission related to airline ticket sales.

Non-Interest Expense

Total non-interest expense increased $10.7 million, or 13.7%, from $78.2 million in the year ended December 31, 2009, to $88.9 million in the year ended December 31, 2010. The Company's efficiency ratio for the year ended December 31, 2010, was 56.52% compared to 36.88% in 2009. The difference in the ratios from the current year to the prior year was primarily due to the TeamBank and Vantus Bank-related one-time gains recorded in 2009. The Company's ratio of non-interest expense to average assets increased from 2.30% for the year ended December 31, 2009, to 2.52% for the year ended December 31, 2010. The following were key items related to the increase in non-interest expense for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Vantus Bank FDIC-assisted transaction: The Company's increase in non-interest expense in 2010 compared to 2009 included expenses related to the September 2009 FDIC-assisted acquisition of the assets and liabilities of Vantus Bank and its ongoing operation. In the year ended December 31, 2010, non-interest expense associated with Vantus Bank increased $3.6 million from the same period in 2009. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses. In addition, other non-interest expenses related to the operation of other areas of the former Vantus Bank, such as lending and certain support functions, were absorbed in other pre-existing areas of the Company, resulting in increased non-interest expense.

New banking centers: The Company's increase in non-interest expense during 2010 compared to 2009 was also related to the continued internal growth of the Company. The Company opened its second banking center in Lee's Summit, Mo., in late September 2009 and its first retail banking center in Rogers, Ark., in May 2010. New banking centers were also opened in Des Peres, Mo. in September 2010 and in Forsyth, Mo. in December 2010, both of which complement existing banking centers in their respective market areas. In the year ended December 31, 2010, non-interest expenses associated with the operation of these locations increased $920,000 over the same period in 2009. For additional information on the Company's growth, see the "Business Initiatives" section of this report.

Salaries and benefits: As a result of integrating the operations of TeamBank and Vantus Bank and the administration of the loss sharing portfolios as well as overall growth, the number of associates employed by the Company in operational and lending areas increased 12.8% over 2009. This in turn increased salaries and benefits paid by $3.2 million in 2010 compared to 2009.

Amortization of low-income housing tax credits: The Company has invested in certain federal low-income housing tax credits. These credits are typically purchased at 80-90% of the amount of the credit and are generally utilized to offset taxes payable over a ten-year period. A portion of these credits totaling $1.3 million were used in 2010 to reduce the Company's tax expense which resulted in corresponding amortization of $1.1 million to reduce the investment in these credits. The net result of these transactions was an increase to non-interest expense and a decrease to income tax expense, which positively impacted the Company's effective tax rate.

FDIC settlements for real estate, furniture and fixtures: During the three months ended December 31, 2010, the Company completed its final settlements with the FDIC for the purchase of the real estate, furniture and fixtures of the branch locations currently being operated as a result of the FDIC-assisted transactions which took place during 2009. The net settlement expenses recorded as a result of these and other outstanding operating items were $660,000.

Net occupancy expense: As the Company's operations expanded in the last year, so did the costs incurred to use and maintain buildings and equipment. Excluding the occupancy expenses mentioned above, net occupancy expenses increased $239,000 during 2010 compared to 2009.

Partially offsetting the above increases in non-interest expense was an FDIC-imposed special assessment on all insured depository institutions based on assets minus Tier 1 capital as of June 30, 2009. The Company recorded an expense of $1.7 million during 2009 related to the special assessment. No special assessment was imposed in 2010.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 27.1% for the year ended December 31, 2010. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by the tax credits noted above and by higher balances and rates of tax-exempt investment securities and loans which reduce the Company's effective tax rate. The Company's effective tax rate was 33.7% for the year ended December 31, 2009. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by balances and rates of tax-exempt investment securities and loans. For future periods, the Company expects the effective tax rate to be approximately 30% of pre-tax net income. The Company's effective tax rate may fluctuate as it is impacted by the level and timing of its utilization of tax credits.

Liquidity

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2011, the Company had commitments of approximately $158.4 million to fund loan originations, $233.3 million of unused lines of credit and unadvanced loans, and $21.3 million of outstanding letters of credit.

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2011. Additional information regarding these contractual obligations is discussed further in Notes 9, 10, 11, 12, 13, 14 and 17 of the accompanying audited financial statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(In Thousands)			
Deposits without a stated maturity	$ 1,694,540	$ ---	$ ---	$ 1,694,540
Time and brokered certificates of deposit	973,459	282,670	12,870	1,268,999
Federal Home Loan Bank advances	22,993	60,009	101,435	184,437
Short-term borrowings	217,397	---	---	217,397
Structured repurchase agreements	---	53,090	---	53,090
Subordinated debentures	---	---	30,929	30,929
Operating leases	1,142	2,348	1,089	4,579
Dividends declared but not paid	2,799	---	---	2,799
	$2,912,330	$398,117	$146,323	$3,456,770

The Company's primary sources of funds are customer deposits, FHLBank advances, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

At December 31, 2011 and 2010, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2011	December 31, 2010
Federal Home Loan Bank line	$262.1 million	$243.9 million
Federal Reserve Bank line	$353.6 million	$271.0 million
Interest-Bearing and Non-Interest-Bearing Deposits	$380.2 million	$430.0 million
Unpledged Securities	$90.9 million	$22.6 million

Statements of Cash Flows. During the years ended December 31, 2011, 2010 and 2009, the Company had positive cash flows from operating activities. The Company experienced positive cash flows from investing activities during 2010 and 2009 and negative cash flows from investing activities during 2011. The Company experienced negative cash flows from financing activities during 2011, 2010 and 2009.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, impairments of investment securities, depreciation, gains on the purchase of additional business units and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $108.0 million, $85.0 million and $38.8 million during the years ended December 31, 2011, 2010 and 2009, respectively.

During the year ended December 31, 2011, investing activities used cash of $154.4 million primarily due to the net increase in loans and investment securities for the year. During the year ended December 31, 2010, investing activities provided cash of $123.7 million primarily due to the repayment of loans. During the year ended December 31, 2009, investing activities provided cash of $382.1 million, primarily due to the cash received from the FDIC-assisted acquisitions and the repayment of loans.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances, changes in short-term borrowings, and dividend payments to stockholders. In 2011, the change in cash flows from financing activities was also impacted by the issuance of preferred stock through the Company's participation in the SBLF program as well as the redemption of preferred stock and the repurchase of common stock warrants which were both issued in conjunction with the Company's participation in the CPP. Financing activities used cash flows of $3.3 million for the year ended December 31, 2011, primarily due to reductions of brokered deposit balances and reductions in customer repurchase agreements primarily offset by increases in transaction deposits. Financing activities used cash flows of $223.2 million during the year ended December 31, 2010, primarily due to reductions in customer repurchase agreements, reductions of brokered deposit balances and reductions of CDARS purchased funds and CDARS customer accounts. Financing activities used cash flows of $144.2 million during the year ended December 31, 2009, primarily due to the repayment of advances from the FHLBank and reduction of brokered deposit balances. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings and dividend payments to stockholders.

Capital Resources

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

At December 31, 2011, the Company's total stockholders' equity was $324.6 million, or 8.6% of total assets. At December 31, 2011, common stockholders' equity was $266.6 million, or 7.0% of total assets, equivalent to a book value of $19.78 per common share. Total stockholders' equity at December 31, 2010, was $304.0 million, or 8.9% of total assets. At December 31, 2010, common stockholders' equity was $247.5 million, or 7.3% of total assets, equivalent to a book value of $18.40 per common share.

At December 31, 2011, the Company's tangible common equity to total assets ratio was 6.9% as compared to 7.1% at December 31, 2010. The Company's tangible common equity to total risk-weighted assets ratio was 11.5% at December 31, 2011, compared to 12.5% at December 31, 2010.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2011, the Bank's Tier 1 risk-based capital ratio was 14.1%, total risk-based capital ratio was 15.3% and the Tier 1 leverage ratio was 8.6%. As of December 31, 2011, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2011, the Company's Tier 1 risk-based capital ratio was 14.8%, total risk-based capital ratio was 16.1% and the Tier 1 leverage ratio was 9.2%. As of December 31, 2011, the Company was "well capitalized" under the capital ratios described above.

On December 5, 2008, the Company completed a transaction to participate in the Treasury's voluntary Capital Purchase Program (CPP). The CPP, a part of the Emergency Economic Stabilization Act of 2009, was designed to provide capital to healthy financial institutions, thereby increasing confidence in the banking industry and increasing the flow of financing to businesses and consumers. At the time the Company was approved to participate in the CPP in December 2008, it exceeded all "well-capitalized" regulatory benchmarks and, as indicated above, it continues to exceed these benchmarks. The Company received $58.0 million from the Treasury through the sale of 58,000 shares of the Company's newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "CPP Preferred Stock"). The Company also issued to the U.S. Treasury a warrant to purchase 909,091 shares of common stock at $9.57 per share. The amount of preferred shares sold represented approximately 3% of the Company's risk-weighted assets at September 30, 2008.

On August 18, 2011, the Company entered into a Small Business Lending Fund-Securities Purchase Agreement ("Purchase Agreement") with the Secretary of the Treasury, pursuant to which the Company sold 57,943 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (the "SBLF Preferred Stock") to the Secretary of the Treasury for a purchase price of $57,943,000. The SBLF Preferred Stock was issued pursuant to Treasury's SBLF program, a $30 billion fund established under the

Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing Tier 1 capital to qualified community banks and holding companies with assets of less than $10 billion. As required by the Purchase Agreement, the proceeds from the sale of the SBLF Preferred Stock were used to redeem the 58,000 shares of CPP Preferred Stock, issued to the Treasury pursuant to the CPP, at a redemption price of $58.0 million plus the accrued dividends owed on the preferred shares.

The SBLF Preferred Stock qualifies as Tier 1 capital. The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the Purchase Agreement) by the Bank over the adjusted baseline level calculated under the terms of the SBLF Preferred Stock ($158,271,000). The initial dividend rate through September 30, 2011, was 5% and the dividend rate for the fourth quarter of 2011 was 2.6%. Based upon the increase in the Bank's level of QSBL over the baseline level, the dividend rate for the first and second quarters of 2012 is expected to be approximately 1.0%. For the third through ninth calendar quarters after the closing, the dividend rate may be adjusted to between one percent (1%) and five percent (5%) per annum based on the level of qualifying loans. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the level of qualifying loans. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $25,000,000, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

On September 21, 2011, the Company completed the repurchase of the warrant held by the Treasury that was issued as a part of its participation in the CPP. The 10-year warrant was issued on December 5, 2008 and entitled the Treasury to purchase 909,091 shares of Great Southern Bancorp, Inc. common stock at an exercise price of $9.57 per share. The repurchase was completed for a price of $6.4 million, or $7.08 per warrant share, which was based on the fair market value of the warrant as agreed upon by the Company and the Treasury.

Dividends. During the year ended December 31, 2011, the Company declared and paid common stock cash dividends of $0.72 per share (37.1% of net income per common share). During the year ended December 31, 2010, the Company declared and paid common stock cash dividends of $0.72 per share (49.3% of net income per common share). The Board of Directors meets regularly to consider the level and the timing of dividend payments. The dividend declared but unpaid as of December 31, 2011, was paid to stockholders on January 13, 2012. In addition, the Company paid preferred dividends as described below.

As a result of the issuance of preferred stock to the Treasury pursuant to the CPP in December 2008, during the year ended December 31, 2011, the Company paid preferred stock cash dividends of $725,000 on each of February 15, 2011, May 16, 2011 and August 15, 2011. In addition, previously accrued but unpaid preferred stock cash dividends of $24,167 were paid on August 18, 2011 in conjunction with the redemption of the CPP Preferred Stock on the same date. During the year ended December 31, 2010, the Company paid preferred stock cash dividends of $725,000 on each of February 16, 2010, May 17, 2010, August 16, 2010, and November 15, 2010. The redemption of the CPP Preferred Stock resulted in a non-cash deemed preferred stock dividend that reduced net income available to common shareholders in the year ended December 31, 2011 by $1.2 million. This amount represents the difference between the repurchase price and the carrying amount of the CPP Preferred Stock, or the accelerated accretion of the applicable discount on the CPP Preferred Stock.

The terms of the SBLF Preferred Stock impose limits on the ability of the Company to pay dividends and repurchase shares of common stock. Under the terms of the SBLF Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the SBLF Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the SBLF Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, or after giving effect to such repurchase, (i) the dollar amount of the Company's Tier 1 Capital would be at least equal to the "Tier 1 Dividend Threshold" and (ii) full dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. As of December 31, 2011, we satisfied this condition.

The "Tier 1 Dividend Threshold" means 90% of $272,747,865, which was the Company's consolidated Tier 1 capital as of June 30, 2011, less the $58 million in TARP preferred stock then-outstanding and repaid on August 18, 2011, plus the $57,943,000 in SBLF Preferred Stock issued and minus the net loan charge-offs by the Bank since August 18, 2011. The Tier 1 Dividend Threshold is subject to reduction, beginning on the first day of the eleventh dividend period following the date of issuance of the SBLF Preferred Stock, by $5,794,300 (ten percent of the aggregate liquidation amount of the SBLF Preferred Stock initially issued, without regard to any subsequent partial redemptions) for each one percent increase in qualified small business lending from the adjusted baseline level under the terms of the SBLF preferred stock (i.e., $158,271,000) to the ninth dividend period.

Common Stock Repurchases and Issuances. The Company has been in various buy-back programs since May 1990. Our ability to repurchase common stock is currently restricted under the terms of the SBLF preferred stock as noted above, under "-Dividends" and was previously precluded due to our participation in the CPP beginning in December 2008. Therefore, during the years ended December 31, 2011 and 2010, the Company did not repurchase any shares of its common stock. During the years ended December 31, 2011 and 2010, the Company issued 25,856 shares of stock at an average price of $12.05 per share and 47,597 shares of stock at an average price of $14.09 per share, respectively, to cover stock option exercises.

Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets. Since the Company uses laddered brokered deposits and FHLBank advances to fund a portion of its loan growth, the Company's assets tend to reprice more quickly than its liabilities.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2011, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is neutral to slightly negative. Generally, a rate increase by the FRB (which does not appear likely in the very near term based on current economic conditions and recent comments by FRB officials) would be expected to have an immediate negative impact on Great

Southern's net interest income. As the Federal Funds rate is now very low, the Company's interest rate floors have been reached on most of its "prime rate" loans. In addition, Great Southern has elected to leave its "Great Southern Prime Rate" at 5.00% for those loans that are indexed to "Great Southern Prime" rather than "Wall Street Journal Prime." While these interest rate floors and prime rate adjustments have helped keep the rate on our loan portfolio higher in this very low interest rate environment, they will also reduce the positive effect to our loan rates when market interest rates, specifically the "prime rate," begin to increase. The interest rate on these loans will not increase until the loan floors are reached and the "Wall Street Journal Prime" interest rate exceeds 5.00%. If rates remain generally unchanged in the short-term, we expect that our cost of funds will continue to decrease somewhat as we continue to redeem some of our wholesale funds. In addition, a significant portion of our retail certificates of deposit mature in the next few months and we expect that they will be replaced with new certificates of deposit at somewhat lower interest rates.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. Prior to December 31, 2009, the Company used interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit caused by changes in market interest rates. The swap agreements generally provided for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company paid or received interest monthly, quarterly, semiannually or at maturity. In the fourth quarter of 2011, the Company began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. These interest rate derivatives result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2011. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,							
	2012	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Total**	**2011 Fair Value**
	(Dollars In Thousands)							
Financial Assets:								
Interest bearing deposits	$ 292,338	---	---	---	---	---	$ 292,338	$ 292,338
Weighted average rate	0.23%	---	---	---	---	---	0.23%	
Available-for-sale equity securities	---	---	---	---	---	$ 1,831	$ 1,831	$ 1,831
Weighted average rate	---	---	---	---	---	---	---	
Available-for-sale debt securities(1)	$ 33,871	$ 5,069	$ 8,489	$ 9,374	$ 10,154	$ 806,623	$ 873,580	$ 873,580
Weighted average rate	2.91%	6.04%	6.18%	6.14%	6.07%	3.36%	3.44%	
Held-to-maturity securities	$ 840	---	---	---	---	$ 1,025	$ 1,865	$ 2,101
Weighted average rate	0.75%	---	---	---	---	7.38%	4.39%	
Adjustable rate loans	$ 441,061	$ 117,991	$ 88,934	$ 27,349	$ 49,663	$ 245,382	$ 970,380	$ 972,594
Weighted average rate	5.58%	5.45%	5.33%	5.51%	5.32%	4.85%	5.34%	
Fixed rate loans	$ 171,479	$ 100,692	$ 164,008	$ 92,744	$ 86,677	$ 214,521	$ 830,121	$ 827,779
Weighted average rate	5.95%	6.11%	5.72%	6.07%	5.82%	7.05%	6.21%	
Federal Home Loan Bank stock	---	---	---	---	---	$ 12,088	$ 12,088	$ 12,088
Weighted average rate	---	---	---	---	---	2.79%	2.79%	
Total financial assets	$ 939,589	$ 223,752	$ 261,431	$ 129,467	$ 146,494	$ 1,281,470	$ 2,982,203	
Financial Liabilities:								
Time deposits	$ 973,459	$ 196,846	$ 34,443	$ 31,209	$ 20,172	$ 12,870	$ 1,268,999	$ 1,272,334
Weighted average rate	1.16%	1.46%	2.19%	2.54%	2.21%	1.81%	1.29%	
Interest-bearing demand	$ 1,363,727	---	---	---	---	---	$ 1,363,727	$ 1,363,727
Weighted average rate	0.61%	---	---	---	---	---	0.61%	
Non-interest-bearing demand	$ 330,813	---	---	---	---	---	$ 330,813	$ 330,813
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank	$ 24,946	$ 2,049	$ 2,073	$ 11,776	$ 41,545	$ 102,048	$ 184,437	$ 189,793
Weighted average rate	4.41%	5.68%	5.47%	3.87%	4.03%	3.93%	4.02%	
Short-term borrowings	$ 217,397	---	---	---	---	---	$ 217,397	$ 217,397
Weighted average rate	0.22%	---	---	---	---	---	0.22%	
Structured repurchase agreements	---	$ 3,090	---	$ 50,000	---	---	$ 53,090	$ 60,471
Weighted average rate	---	4.68%	---	4.34%	---	---	4.36%	
Subordinated debentures	---	---	---	---	---	$ 30,929	$ 30,929	$ 30,929
Weighted average rate	---	---	---	---	---	1.99%	1.99%	
Total financial liabilities	$ 2,910,342	$ 201,985	$ 36,516	$ 92,985	$ 61,717	$ 145,847	$ 3,449,392	

(1) Available-for-sale debt securities include approximately $703 million of mortgage-backed securities, collateralized mortgage obligations and SBA loan pools which pay interest and principal monthly to the Company. Of this total, $650 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

Repricing

	December 31, 2012	2013	2014	2015	2016	Thereafter	Total	2011 Fair Value
				(Dollars In Thousands)				
Financial Assets:								
Interest bearing deposits	$ 292,338	---	---	---	---	---	$ 292,338	$ 292,338
Weighted average rate	0.23%	---	---	---	---	---	0.23%	
Available-for-sale equity securities	---	---	---	---	---	$ 1,831	$ 1,831	$ 1,831
Weighted average rate	---	---	---	---	---	---	---	
Available-for-sale debt securities(1)	$ 120,771	$ 171,433	$ 78,333	$ 180,941	$ 96,813	$ 225,289	$ 873,580	$ 873,580
Weighted average rate	2.40%	2.80%	2.94%	3.05%	3.41%	5.06%	3.44%	
Held-to-maturity securities	$ 840	---	---	---	---	$ 1,025	$ 1,865	$ 2,101
Weighted average rate	0.75%	---	---	---	---	7.38%	4.39%	
Adjustable rate loans	$ 883,001	$ 13,092	$ 40,791	$ 3,893	$ 16,440	$ 13,163	$ 970,380	$ 972,594
Weighted average rate	5.35%	5.09%	5.62%	5.54%	5.57%	3.79%	5.34%	
Fixed rate loans	$ 171,479	$ 100,692	$ 164,008	$ 92,744	$ 86,677	$ 214,521	$ 830,121	$ 827,779
Weighted average rate	5.95%	6.11%	5.72%	6.07%	5.82%	7.05%	6.21%	
Federal Home Loan Bank stock	$ 12,088	---	---	---	---	---	$ 12,088	$ 12,088
Weighted average rate	2.79%	---	---	---	---	---	2.79%	
Total financial assets	$ 1,480,517	$ 285,217	$ 283,132	$ 277,578	$ 199,930	$ 455,829	$ 2,982,203	
Financial Liabilities:								
Time deposits(3)	$ 973,459	$ 196,846	$ 34,443	$ 31,209	$ 20,172	$ 12,870	$ 1,268,999	$ 1,272,334
Weighted average rate	1.16%	1.46%	2.19%	2.54%	2.21%	1.81%	1.29%	
Interest-bearing demand	$ 1,363,727	---	---	---	---	---	$ 1,363,727	$ 1,363,727
Weighted average rate	0.61%	---	---	---	---	---	0.61%	
Non-interest-bearing demand(2)	---	---	---	---	---	$ 330,813	$ 330,813	$ 330,813
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank advances	$ 164,946	$ 2,049	$ 2,073	$ 11,776	$ 1,545	$ 2,048	$ 184,437	$ 189,793
Weighted average rate	4.01%	5.68%	5.47%	3.87%	5.14%	5.14%	4.02%	
Short-term borrowings	$ 217,397	---	---	---	---	---	$ 217,397	$ 217,397
Weighted average rate	0.22%	---	---	---	---	---	0.22%	
Structured repurchase agreements	$ 50,000	$ 3,090	---	---	---	---	$ 53,090	$ 60,471
Weighted average rate	4.34%	4.68%	---	---	---	---	4.36%	
Subordinated debentures	$ 30,929	---	---	---	---	---	$ 30,929	$ 30,929
Weighted average rate	1.99%	---	---	---	---	---	1.99%	
Total financial liabilities	$ 2,800,458	$ 201,985	$ 36,516	$ 42,985	$ 21,717	$ 345,731	$ 3,449,392	
Periodic repricing GAP	$ (1,319,941)	$ 83,232	$ 246,616	$ 234,593	$ 178,213	$ 110,098	$ (467,189)	
Cumulative repricing GAP	$ (1,319,941)	$ (1,236,709)	$ (990,093)	$ (755,500)	$ (577,287)	$ (467,189)		

(1) Available-for-sale debt securities include approximately $703 million of mortgage-backed securities, collateralized mortgage obligations and SBA loan pools which pay interest and principal monthly to the Company. Of this total, $650 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

(2) Non-interest-bearing demand is included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.

(3) Time deposits include the effects of the Company's interest rate swaps on brokered certificates of deposit. These derivatives qualify for hedge accounting treatment.

Great Southern Bancorp, Inc.

Great Southern Bancorp, Inc.

Accountants' Report and Consolidated Financial Statements

December 31, 2011 and 2010

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Southern Bancorp, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 9, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Springfield, Missouri
March 9, 2012

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition

December 31, 2011 and 2010

(In Thousands, Except Per Share Data)

Assets

	2011	2010
Cash	$ 87,911	$ 69,756
Interest-bearing deposits in other financial institutions	248,569	360,215
Federal funds sold	43,769	—
Cash and cash equivalents	380,249	429,971
Available-for-sale securities	875,411	769,546
Held-to-maturity securities	1,865	1,125
Mortgage loans held for sale	28,920	22,499
Loans receivable, net of allowance for loan losses of $41,232 and $41,487 at December 31, 2011 and 2010, respectively	2,124,161	1,876,887
FDIC indemnification asset	108,004	100,878
Interest receivable	13,848	12,628
Prepaid expenses and other assets	85,175	52,390
Foreclosed assets held for sale, net	67,621	60,262
Premises and equipment, net	84,192	68,352
Goodwill and other intangible assets	6,929	5,395
Federal Home Loan Bank stock	12,088	11,572
Current and deferred income taxes	1,549	—
Total assets	$ 3,790,012	$ 3,411,505

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2011	2010
Liabilities		
Deposits	$ 2,963,539	$ 2,595,893
Federal Home Loan Bank advances	184,437	153,525
Securities sold under reverse repurchase agreements with customers	216,737	257,180
Short-term borrowings	660	778
Structured repurchase agreements	53,090	53,142
Subordinated debentures issued to capital trust	30,929	30,929
Accrued interest payable	2,277	3,765
Advances from borrowers for taxes and insurance	1,572	1,019
Accrued expenses and other liabilities	12,184	10,395
Current and deferred income taxes	—	870
Total liabilities	3,465,425	3,107,496
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock - CPP, $.01 par value; authorized 1,000,000 shares; issued and outstanding 2011 – 0 shares, 2010 – 58,000 shares	—	56,480
Serial preferred stock – SBLF, $.01 par value; authorized 1,000,000 shares; issued and outstanding 2011 – 57,943 shares, 2010 - 0 shares	57,943	—
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2011 – 13,479,856 shares, 2010 – 13,454,000 shares	134	134
Common stock warrants; 2011 – 0 shares, 2010 – 909,091 shares	—	2,452
Additional paid-in capital	17,183	20,701
Retained earnings	236,914	220,021
Accumulated other comprehensive gain		
Unrealized gain on available-for-sale securities, net of income taxes of $6,684 and $2,273 at December 31, 2011 and 2010, respectively	12,413	4,221
Total stockholders' equity	324,587	304,009
Total liabilities and stockholders' equity	$ 3,790,012	$ 3,411,505

Great Southern Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2011, 2010 and 2009
(In Thousands, Except Per Share Data)

	2011	2010	2009
Interest Income			
Loans	$ 171,201	$ 145,832	$ 123,463
Investment securities and other	27,466	27,359	32,405
	198,667	173,191	155,868
Interest Expense			
Deposits	26,370	38,427	54,087
Federal Home Loan Bank advances	5,242	5,516	5,352
Short-term borrowings and repurchase agreements	2,965	3,329	6,393
Subordinated debentures issued to capital trust	569	578	773
	35,146	47,850	66,605
Net Interest Income	163,521	125,341	89,263
Provision for Loan Losses	35,336	35,630	35,800
Net Interest Income After Provision for Loan Losses	128,185	89,711	53,463
Noninterest Income			
Commissions	8,915	8,284	6,775
Service charges and ATM fees	18,063	18,652	17,669
Net gains on loan sales	3,524	3,765	2,889
Net realized gains on sales of available-for-sale securities	483	8,787	2,787
Realized impairment of available-for-sale securities	(615)	—	(4,308)
Late charges and fees on loans	651	767	672
Gain (loss) on derivative interest rate products	(10)	—	1,184
Gain recognized on business acquisitions	16,486	—	89,795
Accretion (amortization) of income/expense related to business acquisitions	(37,797)	(10,427)	2,733
Other income	2,560	2,124	2,588
	12,260	31,952	122,784
Noninterest Expense			
Salaries and employee benefits	48,836	44,842	40,450
Net occupancy expense	16,162	14,341	12,506
Postage	3,170	3,303	2,789
Insurance	4,938	4,562	5,716
Advertising	1,490	1,932	1,488
Office supplies and printing	1,337	1,522	1,195
Telephone	2,471	2,333	1,828
Legal, audit and other professional fees	3,837	2,867	2,778
Expense on foreclosed assets	11,846	4,914	4,959
Other operating expenses	10,576	8,288	4,486
	104,663	88,904	78,195
Income Before Income Taxes	35,782	32,759	98,052
Provision for Income Taxes	5,513	8,894	33,005
Net Income	30,269	23,865	65,047
Preferred stock dividends and discount accretion	2,798	3,403	3,353
Non-cash deemed preferred stock dividend	1,212	—	—
Net Income Available to Common Shareholders	$ 26,259	$ 20,462	$ 61,694
Earnings Per Common Share			
Basic	$ 1.95	$ 1.52	$ 4.61
Diluted	$ 1.93	$ 1.46	$ 4.44

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2011, 2010 and 2009

(In Thousands, Except Per Share Data)

	Comprehensive Income	CPP Preferred Stock	SBLF Preferred Stock
Balance, January 1, 2009	$ —	$ 55,580	$ —
Net income	65,047	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	437	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $6,266	11,637	—	—
Reclassification of treasury stock per Maryland law	—	—	—
	$ 76,684		
Balance, December 31, 2009	$ —	56,017	—
Net income	23,865	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	463	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $(3,919)	(7,279)	—	—
Reclassification of treasury stock per Maryland law	—	—	—
	$ 16,586		
Balance, December 31, 2010	$ —	56,480	—
Net income	30,269	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	1,520	—
CPP preferred stock dividends accrued (5%)	—	—	—
SBLF preferred stock dividends accrued (3.4%)	—	—	—
CPP preferred stock redeemed	—	(58,000)	—
SBLF preferred stock issued	—	—	57,943
Common stock warrants repurchased	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $4,411	8,192	—	—
Reclassification of treasury stock per Maryland law	—	—	—
Balance, December 31, 2011	$ 38,461	$ 0	$ 57,943

See Notes to Consolidated Financial Statements

Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ 134	$ 2,452	$ 19,811	$ 156,247	$ (137)	$ —	$ 234,087
—	—	—	65,047	—	—	65,047
—	—	369	—	—	326	695
—	—	—	(9,642)	—	—	(9,642)
—	—	—	(437)	—	—	—
—	—	—	(2,916)	—	—	(2,916)
—	—	—	—	11,637	—	11,637
—	—	—	326	—	(326)	—
134	2,452	20,180	208,625	11,500	—	298,908
—	—	—	23,865	—	—	23,865
—	—	521	—	—	610	1,131
—	—	—	(9,676)	—	—	(9,676)
—	—	—	(463)	—	—	—
—	—	—	(2,940)	—	—	(2,940)
—	—	—	—	(7,279)	—	(7,279)
—	—	—	610	—	(610)	—
134	2,452	20,701	220,021	4,221	—	304,009
—	—	—	30,269	—	—	30,269
—	—	466	—	—	331	797
—	—	—	(9,697)	—	—	(9,697)
—	—	—	(1,520)	—	—	—
—	—	—	(1,772)	—	—	(1,772)
—	—	—	(718)	—	—	(718)
—	—	—	—	—	—	(58,000)
—	—	—	—	—	—	57,943
—	(2,452)	(3,984)	—	—	—	(6,436)
—	—	—	—	8,192	—	8,192
—	—	—	331	—	(331)	—
$ 134	$ 0	$ 17,183	$ 236,914	$ 12,413	$ 0	$ 324,587

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009
(In Thousands)

	2011	2010	2009
Operating Activities			
Net income	$ 30,269	$ 23,865	$ 65,047
Proceeds from sales of loans held for sale	191,333	179,472	194,599
Originations of loans held for sale	(195,081)	(189,269)	(196,726)
Items not requiring (providing) cash			
Depreciation	5,099	3,571	2,723
Amortization	4,361	2,087	756
Compensation expense for stock option grants	486	461	337
Provision for loan losses	35,336	35,630	35,800
Net gains on loan sales	(3,524)	(3,765)	(2,889)
Net realized (gains) losses and impairment on available-for-sale securities	132	(8,787)	1,521
(Gain) loss on sale of premises and equipment	202	(44)	(47)
Loss on sale/write-down of foreclosed assets	13,712	588	2,855
Gain on purchase of additional business units	(16,486)	—	(89,795)
Amortization (accretion) of deferred income, premiums and discounts	48,627	15,063	(6,626)
(Gain) loss on derivative interest rate products	10	—	(1,184)
Deferred income taxes	(9,304)	(5,451)	24,875
Changes in			
Interest receivable	373	2,954	1,916
Prepaid expenses and other assets	(3)	39,303	923
Accrued expenses and other liabilities	(18)	(1,595)	(4,584)
Income taxes refundable/payable	2,474	(9,128)	9,267
Net cash provided by operating activities	107,998	84,955	38,768

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009
(In Thousands)

	2011	2010	2009
Investing Activities			
Net change in loans	$ (172,883)	$ 110,669	$ 103,995
Purchase of loans	(2,100)	(12,164)	(23,252)
Proceeds from sale of student loans	799	22,291	9,407
Cash received from purchase of additional business units	66,837	—	265,769
Purchase of additional business units	(1)	(26)	—
Purchase of premises and equipment	(19,425)	(29,850)	(15,121)
Proceeds from sale of premises and equipment	1,007	354	266
Proceeds from sale of foreclosed assets	21,774	31,791	18,155
Capitalized costs on foreclosed assets	(267)	(1,669)	(502)
Proceeds from maturities, calls and repayments of held-to-maturity securities	100	45,165	70
Proceeds from sale of available-for-sale securities	21,001	296,829	110,739
Proceeds from maturities, calls and repayments of available-for-sale securities	151,731	199,113	229,069
Purchase of available-for-sale securities	(224,614)	(508,464)	(283,453)
Purchase of held-to-maturity securities	(840)	(30,000)	(40,000)
(Purchase) redemption of Federal Home Loan Bank stock	2,462	(349)	6,924
Net cash provided by (used in) investing activities	(154,419)	123,690	382,066

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

(In Thousands)

	2011	2010	2009
Financing Activities			
Net decrease in certificates of deposit	$ (144,072)	$ (332,387)	$ (277,165)
Net increase in checking and savings accounts	231,875	216,535	224,577
Repayments of Federal Home Loan Bank advances	(32,293)	(17,028)	(103,148)
Net increase (decrease) in short-term borrowings	(40,561)	(78,224)	23,679
Redemption of CPP preferred stock	(58,000)	—	—
Proceeds from issuance of SBLF preferred stock	57,943	—	—
Repurchase of common stock warrants	(6,436)	—	—
Advances to borrowers for taxes and insurance	169	(249)	(103)
Dividends paid	(12,237)	(12,567)	(12,376)
Stock options exercised	311	670	358
Net cash used in financing activities	(3,301)	(223,250)	(144,178)
Increase (Decrease) in Cash and Cash Equivalents	(49,722)	(14,605)	276,656
Cash and Cash Equivalents, Beginning of Year	429,971	444,576	167,920
Cash and Cash Equivalents, End of Year	$ 380,249	$ 429,971	$ 444,576

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services, as well as travel and insurance services through wholly owned subsidiaries of the Bank, to customers primarily located in Missouri, Iowa, Kansas, Nebraska and Arkansas. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Revenue from segments below the reportable segment threshold is attributable to three operating segments of the Company. These segments include insurance services, travel services and investment services. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of loans acquired with indication of impairment, the valuation of the FDIC indemnification asset and other-than-temporary impairments (OTTI) and fair values of financial instruments. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. The valuation of the FDIC indemnification asset is determined in relation to the fair value of assets acquired through FDIC-assisted transactions for which cash flows are monitored on an ongoing basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development

Company, LLC (including its wholly owned subsidiary, Great Southern CDE, LLC), GS, LLC, GSSC, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC), GS-RE Holding II, LLC, VFP Conclusion Holding, LLC and VFP Conclusion Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2011 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

For debt securities with fair value below carrying value when the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company's consolidated statements of income as of and subsequent to December 31, 2011, reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the Company does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Past due status is based on the contractual terms of a loan. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Company determines which loans are reviewed for impairment based on various analyses including annual reviews of large loan relationships, calculations of loan debt coverage ratios as financial information is obtained, weekly past-due meetings, quarterly reviews of all loans over $1.0 million and quarterly reviews of watch list credits by management. In accordance with regulatory guidelines, impairment in the consumer loan portfolio is primarily identified by past-due status. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Payments made on impaired loans are treated in accordance with the accrual status of the loan. If loans are performing in accordance with their contractual terms but the ultimate collectability of principal and interest is questionable, payments are applied to principal only. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer loans for impairment disclosures unless they have been specifically identified through the classification process.

Loans Acquired in Business Combinations

Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (FASB ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of FASB ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying FASB ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristics.

The expected cash flows of the acquired loan pools in excess of the fair values recorded is referred to as the accretable yield and is recognized in interest income over the remaining estimated lives of the loan pools. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses.

FDIC Indemnification Asset

Through two FDIC-assisted transactions during 2009 and one during 2011, the Bank acquired certain loans and foreclosed assets which are covered under loss sharing agreements with the FDIC. These agreements commit the FDIC to reimburse the Bank for a portion of realized losses on these covered assets. Therefore, as of the dates of acquisition, the Company calculated the amount of such reimbursements it expects to receive from the FDIC using the present value of anticipated cash flows from the covered assets based on the credit adjustments estimated for each pool of loans and the estimated losses on foreclosed assets. In accordance with FASB ASC 805, each FDIC Indemnification Asset was initially recorded at its fair value, and is measured separately from the loan assets and foreclosed assets because the loss sharing agreements are not contractually embedded in them or transferrable with them in the event of disposal. The balance of the FDIC Indemnification Asset increases and decreases as the expected and actual cash flows from the covered assets fluctuate, as loans are paid off or impaired and as loans and foreclosed assets are sold. There are no contractual interest rates on these contractual receivables from the FDIC; however, a discount was recorded against the initial balance of the FDIC Indemnification Asset in conjunction with the fair value measurement as this receivable will be collected over the terms of the loss sharing agreements. This discount will be accreted to income over future periods. These acquisitions and agreements are more fully discussed in *Note 5*.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2011, 2010 and 2009.

Goodwill and Intangible Assets

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets are being amortized on the straight-line basis over periods ranging from three to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31, 2011	December 31, 2010
	(In Thousands)	
Goodwill – Branch acquisitions	$ 379	$ 379
Goodwill – Travel agency acquisitions	878	876
Deposit intangibles		
Branch acquisitions	51	138
TeamBank	1,789	2,210
Vantus Bank	1,452	1,763
Sun Security Bank	2,365	—
Noncompete agreements	15	29
	$ 6,929	$ 5,395

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Mortgage Servicing Rights

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (FASB ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. In 2009, the Company acquired mortgage servicing rights as part of two FDIC-assisted transactions. These mortgage servicing assets were initially recorded at their fair values as part of the acquisition valuation. The initial fair values recorded for the mortgage servicing assets, acquired in 2009, totaled $923,000. Mortgage servicing assets were $292,000 and $637,000 at December 31, 2011 and 2010, respectively. The Company has elected to measure the mortgage servicing rights for mortgage loans using the amortization method, whereby servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. At December 31, 2011 and 2010, no valuation allowance was recorded. Fair value in excess of the carrying amount of servicing assets is not recognized.

Stockholders' Equity

At the 2004 Annual Meeting of Stockholders, the Company's stockholders approved the Company's reincorporation to the State of Maryland. This reincorporation was completed in June 2004. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2011	2010	2009
	(In Thousands, Except Per Share Data)		
Net income	$ 30,269	$ 23,865	$ 65,047
Net income available to common shareholders	$ 26,259	$ 20,462	$ 61,694
Average common shares outstanding	13,462	13,434	13,390
Average common share stock options and warrants outstanding	164	612	492
Average diluted common shares	13,626	14,046	13,882
Earnings per common share – basic	$ 1.95	$ 1.52	$ 4.61
Earnings per common share – diluted	$ 1.93	$ 1.46	$ 4.44

Options to purchase 479,098, 498,674 and 573,393 shares of common stock were outstanding at December 31, 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share for that year because the options' exercise price was greater than the average market price of the common shares for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Option Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 22*. In accordance with FASB ASC 718, *Compensation – Stock Compensation,* compensation cost related to share-based payment transactions is recognized in the Company's consolidated financial statements based on the grant-date fair value of the award using the modified prospective transition method. For the years ended December 31, 2011, 2010 and 2009, share-based compensation expense totaling $486,000, $461,000 and $337,000, respectively, was included in salaries and employee benefits expense in the consolidated statements of income.

On December 31, 2005, the Board of Directors of the Company approved the accelerated vesting of certain outstanding out-of-the-money unvested options (Options) to purchase shares of the Company's common stock held by the Company's officers and employees. Options to purchase 183,935 shares which would otherwise have vested from time to time over the next five years became immediately exercisable as a result of this action. The accelerated Options had a weighted average exercise price of $31.49. The closing market price on December 30, 2005, was $27.61.

The Company also placed a restriction on the sale or other transfer of shares (including pledging the shares as collateral) acquired through the exercise of the accelerated Options prior to the original vesting date. With the acceleration of these Options, the compensation expense, net of taxes, that was recognized in the Company's income statements for 2009 and 2010 was reduced by approximately $103,000 and $103,000, respectively. On December 31, 2005, the accelerated Options represented approximately 41% of the unvested Company options and 27% of the total of all outstanding Company options.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010, cash equivalents consisted of interest-bearing deposits in other financial institutions and federal funds sold. At December 31, 2011, nearly all of the interest-bearing deposits were uninsured with most of these balances held at the Federal Home Loan Bank or the Federal Reserve Bank. The federal funds sold were held at a commercial bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2011 and 2010, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Derivatives and Hedging Activities

FASB ASC 815, *Derivatives and Hedging*, provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. For detailed disclosures on derivatives and hedging activities, see *Note 18*.

As required by FASB ASC 815, the Company records all derivatives in the statement of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Currently, none of the Company's derivatives are designated in qualifying hedging relationships. As such, all changes in fair value of the Company's derivatives are recognized directly in earnings.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2011 and 2010, respectively, was $106.2 million and $79.5 million.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-12 to amend FASB ASC Topic 220, *Comprehensive Income*. The Update defers the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. The Update is effective for the Company January 1, 2012, and is not expected to have a material impact on the Company's financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-09 to amend FASB ASC Subtopic 715-80, *Compensation – Retirement Benefits – Multiemployer Plans: Disclosures about an Employer's Participation in a Multiemployer Plan.* The Update requires employers with multiemployer pension plans to provide additional disclosures. The new disclosures require qualitative and quantitative information about the plans such as detailed identification of the plans in which employers participate, the level of participation in the plans as indicated by contribution amounts and whether those contribution amounts represent more than five percent of total contributions made by all contributing employers, detailed information about the financial health of the plans and the nature of employer commitments to the plans. Further disclosure is required for plans without additional publicly available information outside of the employer's disclosures such as the plan's annual report on a U.S. Form 5500. The Update was effective for the Company December 31, 2011, and resulted in increased disclosures of the Company's participation in the Pentegra Defined Benefit Plan for Financial Institutions, described more fully in *Note* 21.

In September 2011, the FASB issued ASU No. 2011-08 to amend FASB ASC Topic 350, *Intangibles – Goodwill and Other: Testing Goodwill for Impairment.* The purpose of the Update is to simplify how entities test goodwill for impairment. The amendments allows entities the option of considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this consideration are then used to determine whether the two-step goodwill impairment test described in Topic 350 must be performed. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The Update is effective for the Company January 1, 2012. While early adoption is permitted, the Company did not choose to do so. The Update is not expected to have a material impact on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05 to amend FASB ASC Topic 220, *Comprehensive Income: Presentation of Comprehensive Income.* The purpose of the Update is to improve the comparability, consistency and transparency of financial reporting related to other comprehensive income. It eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, the components of other comprehensive income must either be presented with net income in a single continuous statement of comprehensive income or as a separate but consecutive statement following the statement of income. The Update is effective for the Company January 1, 2012, on a retrospective basis for interim and annual reporting periods, and is not expected to have a material impact on the Company's financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04 to amend FASB ASC Topic 820, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* The Update amends the GAAP requirements for measuring fair value and for disclosures about fair value measurements to improve consistency between GAAP and IFRSs by changing some of the wording used to describe the requirements, clarifying the intended application of certain requirements and changing certain principles. The Update is effective for the Company January 1, 2012, on a prospective basis for interim and annual reporting periods, and is not expected to have a material impact on the Company's financial position or results of operations.

In April 2011, the FASB issued ASU No. 2011-03 to amend FASB ASC Topic 860, *Transfers and Servicing*. ASC 860 outlines when the transfer of financial assets under a repurchase agreement may or may not be accounted for as a sale. Whether the transferring entity maintains effective control over the transferred financial assets provides the basis for such a determination. The previous requirement that the transferor must have the ability to repurchase or redeem the financial assets before the maturity of the agreement is removed from the assessment of effective control by this Update. The Update is effective for the Company January 1, 2012, on a prospective basis for interim and annual reporting periods, and is not expected to have a material impact on the Company's financial position or results of operations.

In April 2011, the FASB issued ASU No. 2011-02 to amend FASB ASC Subtopic 310-40, *Receivables – Troubled Debt Restructurings by Creditors.* The statement clarifies guidance used by creditors to identify troubled debt restructurings and to result in more consistent application of GAAP for debt restructurings. The guidance was effective for the Company on July 1, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In January 2011, the FASB issued ASU No. (ASU) 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The Update temporarily delayed the effective date for disclosures on troubled debt restructurings required by ASU 2010-20. The guidance was effective for the Company on July 1, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In December 2010, the FASB issued ASU 2010-28, *Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The Update modifies step one of the impairment test for reporting units with zero or negative carrying amounts. Entities with such reporting units must now perform step two of the impairment test when qualitative factors indicate it is more likely than not that impairment exists. The amendment was effective for the Company January 1, 2011. The adoption of this Update did not have a material impact on the Company's financial position or results of operations.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowances for Credit Losses.* This Update requires expanded disclosures to help financial statement users understand the nature of credit risks inherent in a creditor's portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes, and reasons for those changes, in both the receivables and the allowance for credit losses. The disclosures should be prepared on a disaggregated basis and provide a roll-forward schedule of the allowance for credit losses and detailed information on financing receivables including, among other things, recorded balances, nonaccrual status, impairments, credit quality indicators, details for troubled debt restructurings and an aging of past due financing receivables. Disclosures required as of the end of a reporting period were effective for the Company December 31, 2010, and did not have a material impact on the Company's financial position or results of operations. Disclosures required for activity occurring during a reporting period were effective for the Company January 1, 2011. This portion of the Update did not have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* (FASB ASU 2010-09), which amends FASB ASC Subtopic 820-10, *Fair Value Measurements and Disclosures*. This Update requires new disclosures to show significant transfers in and out of Level 1 and Level 2 fair value measurements as well as discussion regarding the reasons for the transfers. It also clarifies existing disclosures requiring fair value measurement disclosures for each class of assets and liabilities. The Update describes a class as being a subset of assets and liabilities within a line item on the statement of financial condition which will require management judgment to designate. Use of the terminology "classes of assets and liabilities" represents an amendment from the previous terminology "major categories of assets and liabilities." Clarification is also provided for disclosures of Level 2 and Level 3 recurring and nonrecurring fair value measurements requiring discussion about the valuation techniques and inputs used. These provisions of the Update were effective January 1, 2010. Another new disclosure requires an expanded reconciliation of activity in Level 3 fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than netting the amounts in one number. This requirement was effective for the Company January 1, 2011. The adoption of this Update did not have a material impact on the Company's financial position or results of operations.

Note 2: Investments in Debt and Equity Securities

The amortized cost and fair values of securities classified as available-for-sale were as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 20,000	$ 60	$ —	$ 20,060
Collateralized mortgage obligations	5,220	—	380	4,840
Mortgage-backed securities	628,729	13,728	802	641,655
Small Business Administration loan pools	55,422	1,070	—	56,492
States and political subdivisions	145,663	5,478	903	150,238
Corporate bonds	50	245	—	295
Equity securities	1,230	601	—	1,831
	$ 856,314	$ 21,182	$ 2,085	$ 875,411

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 4,000	$ —	$ 20	$ 3,980
Collateralized mortgage obligations	8,311	183	814	7,680
Mortgage-backed securities	590,085	10,879	1,753	599,211
Small Business Administration loan pools	60,063	851	—	60,914
States and political subdivisions	99,314	378	4,075	95,617
Corporate bonds	49	—	28	21
Equity securities	1,230	893	—	2,123
	$ 763,052	$ 13,184	$ 6,690	$ 769,546

Additional details of the Company's collateralized mortgage obligations and mortgage-backed securities at December 31, 2011, are described as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Collateralized mortgage obligations				
Nonagency variable	$ 5,220	$ —	$ 380	$ 4,840
Mortgage-backed securities				
FHLMC fixed	$ 18,667	$ 1,577	$ —	$ 20,244
FHLMC hybrid ARM	50,517	3,220	—	53,737
Total FHLMC	69,184	4,797	—	73,981
FNMA fixed	21,071	1,504	—	22,575
FNMA hybrid ARM	41,614	2,556	—	44,170
Total FNMA	62,685	4,060	—	66,745
GNMA fixed	9,826	372	1	10,197
GNMA hybrid ARM	487,034	4,499	801	490,732
Total GNMA	496,860	4,871	802	500,929
	$ 628,729	$ 13,728	$ 802	$ 641,655
Total fixed	$ 49,564	$ 3,453	$ 1	$ 53,016
Total hybrid ARM	579,165	10,275	801	588,639
	$ 628,729	$ 13,728	$ 802	$ 641,655

The amortized cost and fair value of available-for-sale securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
One year or less	$ 1,566	$ 1,568
After one through five years	1,580	1,608
After five through ten years	13,135	13,497
After ten years	204,854	210,412
Securities not due on a single maturity date	633,949	646,495
Equity securities	1,230	1,831
	$ 856,314	$ 875,411

The amortized cost and fair values of securities classified as held to maturity were as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,865	$ 236	$ —	$ 2,101

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,125	$ 175	$ —	$ 1,300

The held-to-maturity securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
One year or less	$ 840	$ 904
After five through ten years	1,025	1,197
	$ 1,865	$ 2,101

The amortized cost and fair values of securities pledged as collateral was as follows at December 31, 2011 and 2010:

	2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 463,832	$ 475,622	$ 388,456	$ 393,261
Collateralized borrowing accounts	235,323	237,576	263,778	264,450
Structured repurchase agreements	65,658	67,498	66,755	68,202
Other	1,600	1,678	5,527	5,621
	$ 766,413	$ 782,374	$ 724,516	$ 731,534

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2011 and 2010, respectively, was approximately $172.6 million and $298.8 million which is approximately 19.67% and 38.77% of the Company's available-for-sale and held-to-maturity investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

	2011					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Collateralized mortgage obligations	$ 3,760	$ (110)	$ 1,460	$ (270)	$ 5,220	$ (380)
Mortgage-backed securities	61,720	(365)	91,824	(437)	153,544	(802)
States and political subdivisions	6,436	(44)	7,381	(859)	13,817	(903)
	$ 71,916	$ (519)	$ 100,665	$ (1,566)	$ 172,581	$ (2,085)

	2010					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 3,980	$ (20)	$ —	$ —	$ 3,980	$ (20)
Collateralized mortgage obligations	—	—	1,809	(814)	1,809	(814)
Mortgage-backed securities	231,524	(1,753)	—	—	231,524	(1,753)
States and political subdivisions	56,221	(2,328)	5,257	(1,747)	61,478	(4,075)
Corporate bonds	8	(24)	14	(4)	22	(28)
	$ 291,733	$ (4,125)	$ 7,080	$ (2,565)	$ 298,813	$ (6,690)

Other-than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses the debt and equity securities impairment model. The Company does not currently have securities within the scope of this guidance for beneficial interests in securitized financial assets.

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. The Company considers the length of time a security has been in an unrealized loss position, the relative amount of the unrealized loss compared to the carrying value of the security, the type of security and other factors. If certain criteria are met, the Company performs additional review and evaluation using observable market values or various inputs in economic models to determine if an unrealized loss is other than temporary. The Company uses quoted market prices for marketable equity securities and uses broker pricing quotes based on observable inputs for equity investments that are not traded on a stock exchange. For nonagency collateralized mortgage obligations, to determine if the unrealized loss is other than temporary, the Company projects total estimated defaults of the underlying assets (mortgages) and multiplies that calculated amount by an estimate of realizable value upon sale in the marketplace (severity) in order to determine the projected collateral loss. The Company also evaluates any current credit enhancement underlying these securities to determine the impact on cash flows. If the Company determines that a given security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

During 2011, the Company determined that the impairment of a nonagency collateralized mortgage obligation with a book value of $1.8 million had become other than temporary. Consequently, the Company recorded a total of $615,000 of pre-tax charges to income. During 2010, no securities were determined to have impairment that had become other than temporary. During 2009, the Company determined that the impairment of certain available-for-sale securities with a book value of $8.5 million had become other than temporary. Consequently, the Company recorded a $4.3 million pre-tax charge to income during 2009. This total charge included $2.9 million related to the nonagency collateralized mortgage obligation that was also determined to be impaired during 2011.

Credit Losses Recognized on Investments

Certain debt securities have experienced fair value deterioration due to credit losses, as well as due to other market factors, but are not otherwise other-than-temporarily impaired.

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

	Accumulated Credit Losses 2011	Accumulated Credit Losses 2010
	(In Thousands)	
Credit losses on debt securities held		
Beginning of year	$ 2,983	$ 2,983
Additions related to other-than-temporary losses not previously recognized	—	—
Additions related to increases in credit losses on debt securities for which other-than-temporary impairment losses were previously recognized	615	—
Reductions due to sales	—	—
End of year	$ 3,598	$ 2,983

Note 3: Other Comprehensive Income (Loss)

	Year Ended December 31, 2011	2010	2009
	(In Thousands)		
Net unrealized gain (loss) on available-for-sale securities	$ 12,881	$ (2,000)	$ 24,307
Noncredit component of unrealized gain (loss) on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized	820	(411)	(375)
Other-than-temporary impairment loss recognized in earnings on available-for-sale debt securities	(615)	–	(3,775)
Less reclassification adjustment for gain included in net income	483	8,787	2,254
Other comprehensive income (loss), before tax effect	12,603	(11,198)	17,903
Tax expense (benefit)	4,411	(3,919)	6,266
Change in unrealized gain (loss) on available-for-sale securities, net of income taxes	$ 8,192	$ (7,279)	$ 11,637

The components of accumulated other comprehensive income, included in stockholders' equity at December 31, 2011 and 2010, are as follows:

	2011	2010
	(In Thousands)	
Net unrealized gain on available-for-sale securities	$ 19,063	$ 7,279
Net unrealized gain (loss) on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in income	34	(785)
	19,097	6,494
Tax expense	6,684	2,273
Net-of-tax amount	$ 12,413	$ 4,221

Note 4: Loans and Allowance for Loan Losses

Classes of loans at December 31, 2011 and 2010, included:

	2011	2010
	(In Thousands)	
One- to four-family residential construction	$ 23,976	$ 29,102
Subdivision construction	61,140	86,649
Land development	68,771	95,573
Commercial construction	119,589	68,018
Owner occupied one- to four-family residential	91,994	98,099
Non-owner occupied one- to four-family residential	145,781	136,984
Commercial real estate	639,857	530,277
Other residential	243,742	210,846
Commercial business	236,384	185,865
Industrial revenue bonds	59,750	64,641
Consumer auto	59,368	48,992
Consumer other	77,540	77,331
Home equity lines of credit	47,114	46,852
FDIC-supported loans, net of discounts (TeamBank)	128,875	144,633
FDIC-supported loans, net of discounts (Vantus Bank)	123,036	160,163
FDIC-supported loans, net of discounts (Sun Security Bank)	144,626	—
	2,271,543	1,984,025
Undisbursed portion of loans in process	(103,424)	(63,108)
Allowance for loan losses	(41,232)	(41,487)
Deferred loan fees and gains, net	(2,726)	(2,543)
	$ 2,124,161	$ 1,876,887

Classes of loans by aging were as follows:

	December 31, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ 2,082	$ 342	$ 186	$ 2,610	$ 21,366	$ 23,976	$ —
Subdivision construction	4,014	388	6,661	11,063	50,077	61,140	—
Land development	—	4	2,655	2,659	66,112	68,771	—
Commercial construction	—	—	—	—	119,589	119,589	—
Owner occupied one- to four-family residential	833	—	3,888	4,721	87,273	91,994	40
Non-owner occupied one- to four-family residential	117	—	3,425	3,542	142,239	145,781	—
Commercial real estate	6,323	535	6,204	13,062	626,795	639,857	—
Other residential	—	—	—	—	243,742	243,742	—
Commercial business	426	10	1,362	1,798	234,586	236,384	—
Industrial revenue bonds	—	—	2,110	2,110	57,640	59,750	—
Consumer auto	455	56	117	628	58,740	59,368	10
Consumer other	1,508	641	715	2,864	74,676	77,540	356
Home equity lines of credit	45	29	174	248	46,866	47,114	—
FDIC-supported loans, net of discounts (TeamBank)	2,422	862	19,215	22,499	106,376	128,875	—
FDIC-supported loans, net of discounts (Vantus Bank)	562	57	5,999	6,618	116,418	123,036	5
FDIC-supported loans, net of discounts (Sun Security Bank)	5,628	6,851	40,299	52,778	91,848	144,626	150
	24,415	9,775	93,010	127,200	2,144,343	2,271,543	561
Less FDIC-supported loans, net of discounts	8,612	7,770	65,513	81,895	314,642	396,537	155
Total	$ 15,803	$ 2,005	$ 27,497	$ 45,305	$ 1,829,701	$ 1,875,006	$ 406

	December 31, 2010						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ 261	$ —	$ 578	$ 839	$ 28,263	$ 29,102	$ —
Subdivision construction	281	1,015	1,860	3,156	83,493	86,649	—
Land development	2,730	—	5,668	8,398	87,175	95,573	—
Commercial construction	—	—	—	—	68,018	68,018	—
Owner occupied one- to four-family residential	4,856	914	2,724	8,494	89,605	98,099	—
Non-owner occupied one- to four-family residential	2,085	2,130	2,831	7,046	129,938	136,984	—
Commercial real estate	2,749	8,546	6,074	17,369	512,908	530,277	—
Other residential	—	4,011	4,202	8,213	202,633	210,846	—
Commercial business	350	355	1,642	2,347	183,518	185,865	—
Industrial revenue bonds	—	—	2,190	2,190	62,451	64,641	—
Consumer auto	427	35	94	556	48,436	48,992	22
Consumer other	1,331	318	1,417	3,066	74,265	77,331	565
Home equity lines of credit	152	160	140	452	46,400	46,852	—
FDIC-supported loans, net of discounts (TeamBank)	2,719	3,731	13,285	19,735	124,898	144,633	—
FDIC-supported loans, net of discounts (Vantus Bank)	2,277	1,414	9,399	13,090	147,073	160,163	—
	20,218	22,629	52,104	94,951	1,889,074	1,984,025	587
Less FDIC-supported loans, net of discounts	4,996	5,145	22,684	32,825	271,971	304,796	—
Total	$ 15,222	$ 17,484	$ 29,420	$ 62,126	$ 1,617,103	$ 1,679,229	$ 587

Nonaccruing loans are summarized as follows:

	December 31, 2011	December 31, 2010
	(In Thousands)	
One- to four-family residential construction	$ 186	$ 578
Subdivision construction	6,661	1,860
Land development	2,655	5,668
Commercial construction	—	—
Owner occupied one- to four-family residential	3,848	2,724
Non-owner occupied one- to four-family residential	3,425	2,831
Commercial real estate	6,204	6,074
Other residential	—	4,202
Commercial business	1,362	1,642
Industrial revenue bonds	2,110	2,190
Consumer auto	107	72
Consumer other	359	852
Home equity lines of credit	174	140
Total	$ 27,091	$ 28,833

Transactions in the allowance for loan losses were as follows:

	2011	2010	2009
	(In Thousands)		
Balance, beginning of year	$ 41,487	$ 40,101	$ 29,163
Provision charged to expense	35,336	35,630	35,800
Loans charged off, net of recoveries of $5,063 for 2011, $5,804 for 2010 and $5,577 for 2009	(35,591)	(34,244)	(24,862)
Balance, end of year	$ 41,232	$ 41,487	$ 40,101

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2011. Also presented are the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2011:

	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for loan losses							
Balance January 1, 2011	$ 11,483	$ 3,866	$ 14,336	$ 5,852	$ 3,281	$ 2,669	$ 41,487
Provision charged to expense	7,995	5,693	17,859	1,020	1,459	1,310	35,336
Losses charged off	(8,333)	(8,018)	(13,862)	(4,103)	(2,842)	(3,496)	(40,654)
Recoveries	279	1,547	57	213	1,076	1,891	5,063
Balance December 31, 2011	$ 11,424	$ 3,088	$ 18,390	$ 2,982	$ 2,974	$ 2,374	$ 41,232
Ending balance:							
Individually evaluated for impairment	$ 4,989	$ 89	$ 3,584	$ 594	$ 736	$ 38	$ 10,030
Collectively evaluated for impairment	$ 6,435	$ 2,999	$ 14,806	$ 2,358	$ 2,238	$ 2,336	$ 31,172
Loans acquired and accounted for under ASC 310-30	$ —	$ —	$ —	$ 30	$ —	$ —	$ 30
Loans							
Individually evaluated for impairment	$ 39,519	$ 20,802	$ 99,254	$ 27,592	$ 10,720	$ 839	$ 198,726
Collectively evaluated for impairment	$ 283,371	$ 222,940	$ 600,353	$ 160,768	$ 225,665	$ 183,183	$ 1,676,280
Loans acquired and accounted for under ASC 310-30	$ 109,909	$ 25,877	$ 157,805	$ 40,215	$ 28,784	$ 33,947	$ 396,537

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2010:

	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for loan losses							
Individually evaluated for impairment	$ 4,353	$ 1,714	$ 3,089	$ 2,083	$ 784	$ 37	$ 12,060
Collectively evaluated for impairment	$ 7,100	$ 2,152	$ 11,247	$ 3,769	$ 1,697	$ 2,632	$ 28,597
Loans acquired and accounted for under ASC 310-30	$ —	$ —	$ —	$ 30	$ 800	$ —	$ 830
Loans							
Individually evaluated for impairment	$ 40,562	$ 25,246	$ 72,379	$ 45,334	$ 8,340	$ 622	$ 192,483
Collectively evaluated for impairment	$ 310,272	$ 185,600	$ 522,539	$ 118,257	$ 177,525	$ 172,553	$1,486,746
Loans acquired and accounted for under ASC 310-30	$ 75,727	$ 23,277	$ 128,704	$ 22,858	$ 15,215	$ 39,015	$ 304,796

The portfolio segments used in the preceding two tables correspond to the loan classes used in all other tables in *Note 4* as follows:

- The one- to four-family residential and construction segment includes the one- to four-family residential construction, subdivision construction, owner occupied one- to four-family residential and non-owner occupied one- to four-family residential classes
- The other residential segment corresponds to the other residential class
- The commercial real estate segment includes the commercial real estate and industrial revenue bonds classes
- The commercial construction segment includes the land development and commercial construction classes
- The commercial business segment corresponds to the commercial business class
- The consumer segment includes the consumer auto, consumer other and home equity lines of credit classes

The weighted average interest rate on loans receivable at December 31, 2011 and 2010, was 5.86% and 6.03%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $170.3 million and $207.5 million at December 31, 2011 and 2010, respectively. In addition, available lines of credit on these loans were $11.7 million and $5.0 million at December 31, 2011 and 2010, respectively.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include not only nonperforming loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.

The following summarizes information regarding impaired loans at and during the years ended December 31, 2011 and 2010:

	December 31, 2011			Year Ended December 31, 2011	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
			(In Thousands)		
One- to four-family residential construction	$ 873	$ 917	$ 12	$ 1,939	$ 39
Subdivision construction	12,999	14,730	2,953	10,154	282
Land development	7,150	7,317	594	9,983	379
Commercial construction	—	—	—	308	—
Owner occupied one- to four-family residential	5,481	6,105	776	4,748	76
Non-owner occupied one- to four-family residential	11,259	11,768	1,249	9,658	425
Commercial real estate	49,961	55,233	3,562	34,403	1,616
Other residential	12,102	12,102	89	9,475	454
Commercial business	4,679	5,483	736	4,173	125
Industrial revenue bonds	2,110	2,190	22	2,137	—
Consumer auto	147	168	3	192	6
Consumer other	579	680	22	544	10
Home equity lines of credit	174	184	12	227	1
Total	$ 107,514	$ 116,877	$ 10,030	$ 87,941	$ 3,413

	December 31, 2010			Year Ended December 31, 2010	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
	(In Thousands)				
One- to four-family residential construction	$ 1,947	$ 2,371	$ 258	$ 1,724	$ 83
Subdivision construction	9,894	10,560	2,326	7,850	415
Land development	17,957	21,006	1,925	18,760	534
Commercial construction	1,851	1,851	158	458	31
Owner occupied one- to four-family residential	5,205	5,620	542	3,612	69
Non-owner occupied one- to four-family residential	11,785	12,267	1,227	8,182	386
Commercial real estate	25,782	26,392	3,045	10,615	603
Other residential	9,768	9,869	1,714	8,123	140
Commercial business	9,722	12,495	828	2,630	114
Consumer auto	125	137	4	30	1
Consumer other	429	481	14	93	4
Home equity lines of credit	148	166	19	109	1
Total	$ 94,613	$ 103,215	$ 12,060	$ 62,186	$ 2,381

At December 31, 2011 and 2010, all impaired loans had specific valuation allowances. Interest of approximately $388,000 was received on average impaired loans of approximately $23.5 million for the year ended December 31, 2009. For impaired loans which were nonaccruing, interest of approximately $2.4 million, $2.0 million and $1.9 million would have been recognized on an accrual basis during the years ended December 31, 2011, 2010 and 2009, respectively.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. Troubled debt restructurings are loans that are modified by granting concessions to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The types of concessions made are factored into the estimation of the allowance for loan losses for troubled debt restructurings primarily using a discounted cash flows or collateral adequacy approach.

At December 31, 2011, the Company had $9.0 million of construction loans, $17.0 million of residential mortgage loans, $31.3 million of commercial real estate loans, $671,000 of commercial business loans and $156,000 of consumer loans that were modified in troubled debt restructurings and impaired. Of the total troubled debt restructurings at December 31, 2011, $50.8 million were accruing interest and $32.2 million were classified as substandard using the Company's internal grading system which is described below. During the previous 12 months, one commercial business loan totaling $423,000 was modified as a troubled debt restructuring and had payment defaults subsequent to the modifications. When loans modified as troubled debt restructuring have subsequent payment defaults, the defaults are factored in to the determination of the allowance for loan losses to ensure specific valuation allowances reflect amounts considered uncollectible. At December 31, 2010, the Company had $6.5 million of construction loans, $5.5 million of residential mortgage loans, $8.2 million of commercial real estate loans, $57,000 of other commercial loans and $150,000 of consumer loans that were modified in troubled debt restructurings and impaired. Of the total troubled debt restructurings, $16.5 million were accruing interest at December 31, 2010.

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention" and "Substandard." Substandard loans are characterized by the distinct possibility that the Bank will sustain some loss if certain deficiencies are not corrected. Special mention loans possess potential weaknesses that deserve management's close attention but do not expose the Bank to a degree of risk that warrants substandard classification. Loans classified as watch are being monitored because of indications of potential weaknesses or deficiencies that may require future classification as special mention or substandard. Loans not meeting any of the criteria previously described are considered satisfactory. The FDIC-covered loans are evaluated using this internal grading system. However, since these loans are accounted for in pools and are currently covered through loss sharing agreements with the FDIC, all of the loan pools were considered satisfactory at December 31, 2011 and 2010, respectively. See *Note* 5 for further discussion of the acquired loan pools and loss sharing agreements. The loan grading system is presented by loan class below:

	December 31, 2011				
	Satisfactory	Watch	Special Mention	Substandard	Total
	(In Thousands)				
One- to four-family residential construction	$ 21,436	$ 2,354	$ —	$ 186	$ 23,976
Subdivision construction	45,754	2,701	—	12,685	61,140
Land development	41,179	20,902	245	6,445	68,771
Commercial construction	119,589	—	—	—	119,589
Owner occupied one- to four-family residential	86,725	1,018	—	4,251	91,994
Non-owner occupied one- to four-family residential	129,458	5,232	249	10,842	145,781
Commercial real estate	542,712	51,757	13,384	32,004	639,857
Other residential	222,940	13,262	—	7,540	243,742
Commercial business	225,664	5,403	638	4,679	236,384
Industrial revenue bonds	57,640	—	—	2,110	59,750
Consumer auto	59,237	—	—	131	59,368
Consumer other	77,006	—	—	534	77,540
Home equity lines of credit	46,940	—	—	174	47,114
FDIC-supported loans, net of discounts (TeamBank)	128,875	—	—	—	128,875
FDIC-supported loans, net of discounts (Vantus Bank)	123,036	—	—	—	123,036
FDIC-supported loans, net of discounts (Sun Security Bank)	144,626	—	—	—	144,626
Total	$ 2,072,817	$ 102,629	$ 14,516	$ 81,581	$ 2,271,543

	December 31, 2010				
	Satisfactory	Watch	Special Mention	Substandard	Total
	(In Thousands)				
One- to four-family residential construction	$ 27,620	$ 549	$ —	$ 933	$ 29,102
Subdivision construction	69,907	8,408	—	8,334	86,649
Land development	57,486	20,834	—	17,253	95,573
Commercial construction	60,770	5,397	—	1,851	68,018
Owner occupied one- to four-family residential	92,385	766	—	4,948	98,099
Non-owner occupied one- to four-family residential	120,360	6,471	—	10,153	136,984
Commercial real estate	460,088	46,805	2,574	20,810	530,277
Other residential	185,600	15,478	—	9,768	210,846
Commercial business	177,525	812	—	7,528	185,865
Industrial revenue bonds	62,451	—	—	2,190	64,641
Consumer auto	48,883	—	—	109	48,992
Consumer other	76,966	—	—	365	77,331
Home equity lines of credit	46,704	—	—	148	46,852
FDIC-supported loans, net of discounts (TeamBank)	144,633	—	—	—	144,633
FDIC-supported loans, net of discounts (Vantus Bank)	160,163	—	—	—	160,163
Total	$ 1,791,541	$ 105,520	$ 2,574	$ 84,390	$ 1,984,025

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 10* and *12*.

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2011 and 2010, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2011	December 31, 2010
	(In Thousands)	
Balance, beginning of year	$ 12,933	$ 14,892
New loans	2,607	2,293
Payments	(13,246)	(4,252)
Balance, end of year	$ 2,294	$ 12,933

Note 5: Acquired Loans, Loss Sharing Agreements and FDIC Indemnification Assets

TeamBank

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas.

The loans, commitments and foreclosed assets purchased in the TeamBank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the Bank shares in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $115.0 million, the FDIC agreed to reimburse the Bank for 80% of the losses. On losses exceeding $115.0 million, the FDIC agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

The Bank recorded a preliminary one-time gain of $27.8 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805, *Business Combinations*. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $16.1 million increase to the initial one-time gain of $27.8 million. Thus, the final gain was $43.9 million related to the fair value of the acquired assets and assumed liabilities. This gain was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2009.

The Bank originally recorded the fair value of the acquired loans at their preliminary fair value of $222.8 million and the related FDIC indemnification asset was originally recorded at its preliminary fair value of $153.6 million. As discussed above, these initial fair values were adjusted during the measurement period, resulting in a final fair value at the acquisition date of $264.4 million for acquired loans and $128.3 million for the FDIC indemnification asset. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2011 and 2010 was $2.5 million and $2.4 million, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $235.5 million, including $111.8 million of investment securities, $83.4 million of cash and cash equivalents, $2.9 million of foreclosed assets and $3.9 million of FHLB stock. Liabilities with a fair value of $610.2 million were also assumed, including $515.7 million of deposits, $80.9 million of FHLB advances and $2.3 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.9 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $42.4 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

Vantus Bank

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa.

The loans, commitments and foreclosed assets purchased in the Vantus Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the Bank shares in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $102.0 million, the FDIC agreed to reimburse the Bank for 80% of the losses. On losses exceeding $102.0 million, the FDIC agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $62.2 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary one-time gain of $45.9 million, which was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2009. During 2010, the Company continued to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company finalized its analysis of these assets without adjustments to the initial fair value estimates. The Bank recorded the fair value of the acquired loans at their estimated fair value of $247.0 million and the related FDIC indemnification asset was recorded at its estimated fair value of $62.2 million. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2011 and 2010 was $928,000 and $1.2 million, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $47.2 million, including $23.1 million of investment securities, $12.8 million of cash and cash equivalents, $2.2 million of foreclosed assets and $5.9 million of FHLB stock. Liabilities with a fair value of $444.0 million were also assumed, including $352.7 million of deposits, $74.6 million of FHLB advances, $10.0 million of borrowings from the Federal Reserve Bank and $3.2 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.2 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $131.3 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

Sun Security Bank

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Sun Security Bank, a full service bank headquartered in Ellington, Missouri.

The loans and foreclosed assets purchased in the Sun Security Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the FDIC has agreed to cover 80% of the losses on the loans (excluding approximately $4 million of consumer loans) and foreclosed assets purchased subject to certain limitations. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $67.4 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary one-time gain of $16.5 million, which was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2011. The Bank recorded the fair value of the acquired loans at their estimated fair value of $163.7 million. The Company continues to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company has not yet finalized its analysis of these assets and, therefore, adjustments to the recorded carrying values may occur.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $85.2 million, including $45.3 million of investment securities, $26.1 million of cash and cash equivalents, $9.1 million of foreclosed assets, $3.0 million of FHLB stock and $1.8 million of other assets. Liabilities with a fair value of $345.8 million were also assumed, including $280.9 million of deposits, $64.3 million of FHLB advances and $632,000 of other liabilities. A customer-related core deposit intangible asset of $2.5 million was also recorded. Net of the excess of assets over liabilities, the Bank received approximately $40.8 million in cash from the FDIC. The Bank also expects to receive $2.7 million from the FDIC in the future due to adjustments identified by the FDIC as part of their normal closing procedures.

Fair Value and Expected Cash Flows

At the time of these acquisitions, the Company determined the fair value of the loan portfolios based on several assumptions. Factors considered in the valuations were projected cash flows for the loans, type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan was amortizing. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. Management also estimated the amount of credit losses that were expected to be realized for the loan portfolios. The discounted cash flow approach was used to value each pool of loans. For nonperforming loans, fair value was estimated by calculating the present value of the recoverable cash flows using a discount rate based on comparable corporate bond rates. This valuation of the acquired loans is a significant component leading to the valuation of the loss sharing assets recorded.

The amount of the estimated cash flows expected to be received from the acquired loan pools in excess of the fair values recorded for the loan pools is referred to as the accretable yield. The accretable yield is recognized as interest income over the estimated lives of the loans. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses. During the years ended December 31, 2011 and 2010, increases in expected cash flows related to the loan portfolios acquired in 2009 resulted in adjustments to the accretable yield to be spread over the estimated remaining lives of the loans on a level-yield basis. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements. This resulted in corresponding adjustments during the years ended December 31, 2011 and 2010, to the indemnification assets to be amortized on a level-yield basis over the remainder of the loss sharing agreements or the remaining expected lives of the loan pools, whichever is shorter. The amounts of these adjustments were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In Thousands)	
Increase in accretable yield due to increased cash flow expectations	$ 27,069	$ 58,951
Decrease in FDIC indemnification asset as a result of accretable yield increase	(23,821)	(51,888)

The adjustments impacted the Company's Consolidated Statements of Income as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In Thousands)	
Interest income	$ 49,208	$ 19,452
Noninterest income	(43,835)	(17,134)
Net impact to pre-tax income	$ 5,373	$ 2,318

Prior to January 1, 2010, the Company's estimate of cash flows expected to be received from the acquired loan pools related to TeamBank and Vantus Bank had not materially changed, other than the adjustment of the provisional fair value measurements of the former TeamBank loan portfolio. At December 31, 2011, the Company's preliminary estimate of cash flows expected to be received from the loan pools acquired in the Sun Security Bank acquisition had not materially changed.

The loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool (as discussed above) and the loss sharing percentages outlined in the Purchase and Assumption Agreement with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The loss sharing asset is also separately measured from the related foreclosed real estate.

TeamBank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the TeamBank transaction at December 31, 2011 and 2010. Gross loan balances (due from the borrower) were reduced approximately $271.5 million since the transaction date because of $192.4 million of repayments by the borrower, $13.6 million of transfers to foreclosed assets and $65.5 million of charge-downs to customer loan balances.

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 164,284	$ 16,225
Noncredit premium/(discount), net of activity since acquisition date	(1,363)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(6,093)	—
Original estimated fair value of assets, net of activity since acquisition date	(128,875)	(10,342)
Expected loss remaining	27,953	5,883
Assumed loss sharing recovery percentage	80%	80%
Expected loss remaining	22,404	4,712
Indemnification asset to be amortized resulting from change in expected losses	5,726	—
Accretable discount on FDIC indemnification asset	(2,719)	—
FDIC indemnification asset	$ 25,411	$ 4,712

	December 31, 2010	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 219,289	$ 15,921
Noncredit premium/(discount), net of activity since acquisition date	(3,875)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(21,071)	—
Original estimated fair value of assets, net of activity since acquisition date	(144,633)	(5,463)
Expected loss remaining	49,710	10,458
Assumed loss sharing recovery percentage	85%	78%
Expected loss remaining	42,275	8,204
Indemnification asset to be amortized resulting from change in expected losses	20,011	—
Accretable discount on FDIC indemnification asset	(6,077)	—
FDIC indemnification asset	$ 56,209	$ 8,204

Vantus Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Vantus Bank transaction at December 31, 2011 and 2010. Gross loan balances (due from the borrower) were reduced approximately $182.3 million since the transaction date because of $153.1 million of repayments by the borrower, $4.1 million of transfers to foreclosed assets and $25.1 million of charge-downs to customer loan balances.

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 149,215	$ 3,410
Noncredit premium/(discount), net of activity since acquisition date	(503)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(11,267)	—
Original estimated fair value of assets, net of activity since acquisition date	(123,036)	(2,069)
Expected loss remaining	14,409	1,341
Assumed loss sharing recovery percentage	80%	80%
Expected loss remaining	11,526	1,073
Indemnification asset to be amortized resulting from change in expected losses	9,014	—
Accretable discount on FDIC indemnification asset	(1,946)	—
FDIC indemnification asset	$ 18,594	$ 1,073

	December 31, 2010	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 208,080	$ 9,944
Noncredit premium/(discount), net of activity since acquisition date	(1,431)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(18,428)	—
Original estimated fair value of assets, net of activity since acquisition date	(160,163)	(5,899)
Expected loss remaining	28,058	4,045
Assumed loss sharing recovery percentage	80%	80%
Expected loss remaining	22,445	3,236
Indemnification asset to be amortized resulting from change in expected losses	14,743	—
Accretable discount on FDIC indemnification asset	(3,850)	(109)
FDIC indemnification asset	$ 33,338	$ 3,127

Sun Security Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Sun Security Bank transaction at December 31, 2011 and October 7, 2011 (the transaction date). At December 31, 2011, the Company concluded that the assumptions utilized to determine the preliminary fair value of loans, foreclosed assets and the FDIC indemnification asset had not materially changed. Expected cash flows and the present value of future cash flows related to these assets also did not materially change since the analysis performed at acquisition on October 7, 2011. Gross loan balances (due from the borrower) were reduced approximately $23.0 million since the transaction date because of $19.6 million of repayments by the borrower and $3.4 million of charge-downs to customer loan balances.

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 217,549	$ 20,964
Noncredit premium/(discount), net of activity since acquisition date	(2,658)	—
Original estimated fair value of assets, net of activity since acquisition date	(144,626)	(8,338)
Expected loss remaining	70,265	12,626
Assumed loss sharing recovery percentage	79%	80%
Expected loss remaining	55,382	10,101
Accretable discount on FDIC indemnification asset	(5,457)	(1,811)
FDIC indemnification asset	$ 49,925	$ 8,290

	October 7, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 240,510	$ 30,186
Noncredit premium/(discount)	(2,798)	—
Book value of assets	(163,674)	(9,056)
Anticipated realized loss	74,038	21,130
Assumed loss sharing recovery percentage	79%	80%
Expected loss sharing value	58,230	16,904
Accretable discount on FDIC indemnification asset	(5,844)	(1,906)
FDIC indemnification asset	$ 52,386	$ 14,998

The carrying amount of assets covered by the loss sharing agreement related to the Sun Security Bank transaction at October 7, 2011 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
	(In Thousands)			
Loans	$ 32,444	$ 131,230	$ —	$ 163,674
Foreclosed assets	—	—	9,056	9,056
Estimated loss reimbursement from the FDIC	—	—	67,384	67,384
Total covered assets	$ 32,444	$ 131,230	$ 76,440	$ 240,114

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $96.1 million, the cash flows expected to be collected were $36.5 million including interest, and the estimated fair value of the loans was $32.4 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At October 7, 2011, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Because of the short time period between the closing of the transaction and December 31, 2011, certain amounts related to the FASB ASC 310-30 loans are preliminary estimates. The Company has not yet finalized its analysis of these loans and, therefore, adjustments to the estimated recorded carrying values may occur.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $144.4 million, of which $13.2 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $131.2 million.

A majority of these loans were valued as of their acquisition dates based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

Changes in the accretable yield for acquired loan pools were as follows for the years ended December 31, 2011 and 2010:

	TeamBank	Vantus Bank	Sun Security Bank
	(In Thousands)		
Balance, January 1, 2009	$ —	$ —	$ —
Additions	44,221	45,022	—
Accretion	(12,921)	(5,999)	—
Balance, December 31, 2009	31,300	39,023	—
Accretion	(24,250)	(23,848)	—
Reclassification from nonaccretable difference[(1)]	29,715	20,621	—
Balance, December 31, 2010	36,765	35,796	—
Additions	—	—	14,990
Accretion	(40,010)	(30,908)	(2,221)
Reclassification from nonaccretable difference[(1)]	17,907	17,079	—
Balance, December 31, 2011	$ 14,662	$ 21,967	$ 12,769

(1) Represents increases in estimated cash flows expected to be received from the acquired loan pools, primarily due to lower estimated credit losses. The numbers also include changes in expected accretion of the loan pools for TeamBank and Vantus Bank for the year ended December 31, 2011, totaling $3.5 million and $4.4 million, respectively, and for the year ended December 31, 2010, totaling $1.8 million and $6.8 million, respectively.

Note 6: Foreclosed Assets Held for Sale

Major classifications of foreclosed assets at December 31, 2011 and 2010, were as follows:

	2011	2010
	(In Thousands)	
One- to four-family construction	$ 1,630	$ 2,510
Subdivision construction	15,573	19,816
Land development	13,634	10,620
Commercial construction	2,747	3,997
One- to four-family residential	1,849	2,896
Other residential	7,853	4,178
Commercial real estate	2,290	4,565
Commercial business	85	—
Consumer	1,211	318
	46,872	48,900
FDIC-supported foreclosed assets, net of discounts	20,749	11,362
	$ 67,621	$ 60,262

Expenses applicable to foreclosed assets for the years ended December 31, 2011, 2010 and 2009, included the following:

	2011	2010	2009
	(In Thousands)		
Net gain on sales of real estate	$ (1,504)	$ (1,045)	$ (1,915)
Valuation write-downs	10,437	3,169	3,894
Operating expenses, net of rental income	2,913	2,790	2,980
	$ 11,846	$ 4,914	$ 4,959

Note 7: Premises and Equipment

Major classifications of premises and equipment at December 31, 2011 and 2010, stated at cost, were as follows:

	2011	2010
	(In Thousands)	
Land	$ 22,635	$ 20,026
Buildings and improvements	55,425	46,055
Furniture, fixtures and equipment	37,681	32,796
	115,741	98,877
Less accumulated depreciation	31,549	30,525
	$ 84,192	$ 68,352

Note 8: Investments in Limited Partnerships

Investments in Affordable Housing Partnerships

The Company has invested in certain limited partnerships that were formed to develop and operate apartments and single-family houses designed as high-quality affordable housing for lower income tenants throughout Missouri and contiguous states. At December 31, 2011, the Company had eleven investments, with a net carrying value of $28.7 million. At December 31, 2010, the Company had nine investments, with a net carrying value of $12.4 million. Due to the Company's inability to exercise any significant influence over any of the investments in Affordable Housing Partnerships, they all are accounted for using the cost method. Each of the partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken may be subject to recapture with interest.

The remaining federal affordable housing tax credits to be utilized over a maximum of 15 years were $50.5 million as of December 31, 2011, assuming no tax credit recapture events occur and all projects currently under construction are completed as planned. Amortization of the investments in partnerships is expected to be approximately $38.1 million, assuming all projects currently under construction are completed and funded as planned. The Company's usage of federal affordable housing tax credits approximated $2.6 million, $1.3 million and $351,000 during 2011, 2010 and 2009, respectively. Investment amortization amounted to $1.9 million, $1.2 million and $160,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Investments in Community Development Entities

The Company has invested in certain limited partnerships that were formed to develop and operate business and real estate projects located in low-income communities. At December 31, 2011, the Company had three investments, with a net carrying value of $7.1 million. Due to the Company's inability to exercise any significant influence over any of the investments in qualified Community Development Entities, they are all accounted for using the cost method. Each of the partnerships provide federal New Market Tax Credits over a seven-year credit allowance period. In each of the first three years, credits totaling five percent of the original investment are allowed on the credit allowance dates and for the final four years, credits totaling six percent of the original investment are allowed on the credit allowance dates. Each of the partnerships must be invested in a qualified Community Development Entity on each of the credit allowance dates during the seven-year period to utilize the tax credits. If the Community Development Entities cease to qualify during the seven-year period, the credits may be denied for any credit allowance date and a portion of the credits previously taken may be subject to recapture with interest. The investments in the Community Development Entities cannot be redeemed before the end of the seven-year period.

The remaining federal New Market Tax Credits to be utilized over a maximum of seven years were $10.5 million as of December 31, 2011. Amortization of the investments in partnerships is expected to be approximately $7.1 million. The Company's usage of federal New Market Tax Credits approximated $1.7 million, $1.1 million and $0 during 2011, 2010 and 2009, respectively. Investment amortization amounted to $1.1 million, $727,000 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively.

Investments in Limited Partnerships for State Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain state tax credits. The Company has primarily syndicated these tax credits and the impact to the Consolidated Statements of Income has not been material.

Note 9: Deposits

Deposits at December 31, 2011 and 2010, are summarized as follows:

	Weighted Average Interest Rate	2011	2010
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 330,813	$ 257,569
Interest-bearing checking and savings accounts	0.61% - 0.83%	1,363,727	1,038,620
		1,694,540	1,296,189
Certificate accounts	0% - 1.99%	1,060,841	838,619
	2% - 2.99%	158,696	298,029
	3% - 3.99%	17,228	28,398
	4% - 4.99%	26,526	126,001
	5% and above	5,708	8,657
		1,268,999	1,299,704
		$ 2,963,539	$ 2,595,893

The weighted average interest rate on certificates of deposit was 1.29% and 1.85% at December 31, 2011 and 2010, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $446.2 million and $395.8 million at December 31, 2011 and 2010, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits, which are primarily in denominations of $100,000 or more, was approximately $264.6 million and $363.3 million at December 31, 2011 and 2010, respectively.

At December 31, 2011, scheduled maturities of certificates of deposit were as follows:

	Retail	Brokered	Total
		(In Thousands)	
2012	$ 721,751	$ 251,708	$ 973,459
2013	184,955	11,891	196,846
2014	33,475	968	34,443
2015	31,209	—	31,209
2016	20,172	—	20,172
Thereafter	12,870	—	12,870
	$ 1,004,432	$ 264,567	$ 1,268,999

A summary of interest expense on deposits for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
		(In Thousands)	
Checking and savings accounts	$ 7,975	$ 8,468	$ 6,600
Certificate accounts	18,467	30,065	47,592
Early withdrawal penalties	(72)	(106)	(105)
	$ 26,370	$ 38,427	$ 54,087

Note 10: Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank at December 31, 2011 and 2010, consisted of the following:

	December 31, 2011		December 31, 2010	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
		(In Thousands)		
2011	$ —	—%	$ 32,293	4.28%
2012	22,993	4.41	22,993	4.41
2013	281	5.68	281	5.68
2014	335	5.47	335	5.47
2015	10,065	3.87	10,065	3.87
2016	40,070	4.03	25,070	3.81
2017 and thereafter	101,435	3.93	61,435	3.68
	175,179	4.02	152,472	3.96
Unamortized fair value adjustment	9,258		1,053	
	$ 184,437		$ 153,525	

Included in the Bank's FHLB advances at December 31, 2011, is a $20.0 million advance with a maturity date of July 12, 2012. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $10.0 million advance with a maturity date of October 26, 2015. The interest rate on this advance is 3.86%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $15.0 million advance with a maturity date of August 8, 2016. The interest rate on this advance is 4.39%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $25.0 million advance with a maturity date of December 7, 2016. The interest rate on this advance is 3.81%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $30.0 million advance with a maturity date of March 29, 2017. The interest rate on this advance is 4.07%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $25.0 million advance with a maturity date of June 20, 2017. The interest rate on this advance is 4.57%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $15.0 million advance with a maturity date of September 6, 2017. The interest rate on this advance is 3.91%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $30.0 million advance with a maturity date of November 24, 2017. The interest rate on this advance is 3.20%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. No investment securities were specifically pledged as collateral for advances at December 31, 2011 and 2010. Loans with carrying values of approximately $768.9 million and $636.4 million were pledged as collateral for outstanding advances at December 31, 2011 and 2010, respectively. The Bank had potentially available $262.1 million remaining on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2011.

Note 11: Short-Term Borrowings

Short-term borrowings at December 31, 2011 and 2010, are summarized as follows:

	2011	2010
	(In Thousands)	
Note payable – Community Development Equity Funds	$ 660	$ 778
Securities sold under reverse repurchase agreements	216,737	257,180
	$ 217,397	$ 257,958

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 0.22% and 0.26% at December 31, 2011 and 2010, respectively. Short-term borrowings averaged approximately $250.8 million and $291.7 million for the years ended December 31, 2011 and 2010, respectively. The maximum amounts outstanding at any month end were $277.7 million and $328.6 million, respectively, during those same periods.

Note 12: Federal Reserve Bank Borrowings

At December 31, 2011, the Bank had $353.6 million available under a line of credit borrowing arrangement with the Federal Reserve Bank. The line is secured primarily by commercial loans.

Note 13: Structured Repurchase Agreements

In September 2008, the Company entered into a structured repo borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34% if three-month LIBOR remains at 2.81% or less on quarterly interest reset dates; if LIBOR is above the 2.81% rate on quarterly interest reset dates, then the Company's borrowing rate decreases by 2.5 times the difference in LIBOR (up to 250 basis points). This borrowing matures September 15, 2015, and has a call provision that allows the repo counterparty to call the borrowing quarterly beginning September 15, 2011. The Company pledges investment securities to collateralize this borrowing.

As part of the September 4, 2009, FDIC-assisted transaction involving Vantus Bank, the Company assumed $3.0 million in repurchase agreements with commercial banks. These agreements were recorded at their estimated fair value which was derived using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings to the scheduled contractual maturity on the outstanding borrowing. As of September 4, 2009, the fair value of the repurchase agreements was $3.2 million with an effective interest rate of 2.84%. These borrowings bear interest at a fixed rate of 4.68% and are due in 2013. The Company pledges investment securities to collateralize the borrowings in an amount of at least 110% of the total borrowings outstanding. At both December 31, 2011 and 2010, the book value of these repurchase agreements was $3.1 million.

Note 14: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities are redeemable at the Company's option beginning in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25.8 million and bearing an interest rate identical to the distribution rate on the Trust II securities. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 2.03% and 1.89% at December 31, 2011 and 2010, respectively.

In July 2007, Great Southern Capital Trust III (Trust III), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $5.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust III securities bear a floating distribution rate equal to 90-day LIBOR plus 1.40%. The Trust III securities are redeemable at the Company's option beginning October 2012, and if not sooner redeemed, mature on October 1, 2037. The Trust III securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $5.2 million and bearing an interest rate identical to the distribution rate on the Trust III securities. The initial interest rate on the Trust III debentures was 6.76%. The interest rate was 1.77% and 1.69% at December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, subordinated debentures issued to capital trusts are summarized as follows:

	2011	2010
	(In Thousands)	
Subordinated debentures	$ 30,929	$ 30,929

Note 15: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2011 and 2010, retained earnings included approximately $17.5 million for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6.5 million at December 31, 2011 and 2010.

During the years ended December 31, 2011, 2010 and 2009, the provision for income taxes included these components:

	2011	2010	2009
		(In Thousands)	
Taxes currently payable	$ 14,817	$ 14,345	$ 8,130
Deferred income taxes	(9,304)	(5,451)	24,875
Income tax expense	$ 5,513	$ 8,894	$ 33,005

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2011	December 31, 2010
	(In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 14,431	$ 14,521
Interest on nonperforming loans	439	454
Accrued expenses	1,005	867
Excess of cost over fair value of net assets acquired	155	190
Realized impairment on available-for-sale securities	2,088	1,873
Write-down of foreclosed assets	5,661	3,004
	23,779	20,909

	December 31, 2011	December 31, 2010
	(In Thousands)	
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	$ (1,292)	$ (871)
FHLB stock dividends	(2,005)	(138)
Partnership tax credits	(3,085)	(1,287)
Prepaid expenses	—	(524)
Unrealized gain on available-for-sale securities	(6,684)	(2,273)
Difference in basis for acquired assets and liabilities	(15,235)	(18,511)
Other	(233)	(353)
	(28,534)	(23,957)
Net deferred tax liability	$ (4,755)	$ (3,048)

Reconciliations of the Company's effective tax rates to the statutory corporate tax rates were as follows:

	2011	2010	2009
Tax at statutory rate	35.0%	35.0%	35.0%
Nontaxable interest and dividends	(6.2)	(5.0)	(1.6)
Tax credits	(14.8)	(3.9)	—
State taxes	0.7	0.8	—
Other	0.7	0.2	0.3
	15.4%	27.1%	33.7%

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service or the State of Missouri with respect to income or franchise tax returns, and as such, tax years through December 31, 2005, have been closed without audit. The Company, through one of its subsidiaries, is a partner in two partnerships currently under Internal Revenue Service examinations for 2006 and 2007. As a result, the Company's 2006 and subsequent tax years remain open for examination. It is too early in the examination process to predict the outcome of the underlying partnership examinations; however, the Company does not expect significant adjustments to its financial statements from these examinations.

Note 16: Disclosures About Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.
- Significant unobservable inputs (Level 3): Inputs that reflect significant assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying statements of financial condition at December 31, 2011 and 2010, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 1 securities include exchange traded equity securities. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, corporate debt securities, collateralized mortgage obligations, state and municipal bonds and U.S. government agency equity securities. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no Recurring Level 3 securities at both December 31, 2011 and 2010.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2011				
U.S. government agencies	$ 20,060	$ —	$ 20,060	$ —
Collateralized mortgage obligations	4,840	—	4,840	—
Mortgage-backed securities	641,655	—	641,655	—
Small Business Administration loan pools	56,492	—	56,492	—
States and political subdivisions	150,238	—	150,238	—
Corporate bonds	295	—	295	—
Equity securities	1,831	387	1,444	—
Mortgage servicing rights	292	—	—	292
December 31, 2010				
U.S. government agencies	3,980	—	3,980	—
Collateralized mortgage obligations	7,680	—	7,680	—
Mortgage-backed securities	599,211	—	599,211	—
Small Business Administration loan pools	60,914	—	60,914	—
States and political subdivisions	95,617	—	95,617	—
Corporate bonds	21	—	21	—
Equity securities	2,123	630	1,493	—
Mortgage servicing rights	637	—	—	637

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of financial condition using significant unobservable (Level 3) inputs.

	Mortgage Servicing Rights (In Thousands)
Balance, January 1, 2010	$ 1,132
Additions	50
Amortization	(545)
Balance, December 31, 2010	637
Additions	21
Amortization	(366)
Balance, December 31, 2011	$ 292

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale. At December 31, 2011 and 2010, the aggregate fair value of mortgage loans held for sale exceeded their cost. Accordingly, no mortgage loans held for sale were marked down and reported at fair value.

Impaired Loans

A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under FASB ASC 310, *Receivables*, is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values are adjusted for market-related trends based on the Company's experience in sales and other appraisals of similar property types as well as estimated selling costs. Each quarter management reviews all collateral dependent impaired loans on a loan-by-loan basis to determine whether updated appraisals are necessary based on loan performance, collateral type and guarantor support. At times, the Company measures the fair value of collateral dependent impaired loans using appraisals with dates prior to one year from the date of review. These appraisals are discounted by applying current, observable market data about similar property types such as sales contracts, estimations of value by individuals familiar with the market, other appraisals, sales or collateral assessments based on current market activity until updated appraisals are obtained. Depending on the length of time since an appraisal was performed and the data provided through our reviews, these appraisals are typically discounted 10-40%. The policy described above is the same for all types of collateral dependent impaired loans.

The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off for the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for loan losses specific to the loan. Loans for which such charge-offs or reserves were recorded during the years ended December 31, 2011 and 2010, are shown in the table below (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. The foreclosed assets represented in the table below have been re-measured during the years ended December 31, 2011 and 2010, subsequent to their initial transfer to foreclosed assets.

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2011				
Impaired loans	$ 36,981	$ —	$ —	$ 36,981
Foreclosed assets held for sale	14,042	—	—	14,042
December 31, 2010				
Impaired loans	80,407	—	—	80,407
Foreclosed assets held for sale	10,360	—	—	10,360

The following disclosure relates to financial assets for which it is not practicable for the Company to estimate the fair value at December 31, 2011 and 2010.

FDIC Indemnification Asset

As part of the Purchase and Assumption Agreements, the Bank and the FDIC entered into loss sharing agreements. These agreements cover realized losses on loans and foreclosed real estate subject to certain limitations which are more fully described in *Note 5*.

Under the TeamBank agreement, the FDIC agreed to reimburse the Bank for 80% of the first $115 million in realized losses and 95% for realized losses that exceed $115 million. The indemnification asset was originally recorded at fair value on the acquisition date (March 20, 2009) and at December 31, 2011 and 2010, the carrying value was $30.1 million and $64.4 million, respectively.

Under the Vantus Bank agreement, the FDIC agreed to reimburse the Bank for 80% of the first $102 million in realized losses and 95% for realized losses that exceed $102 million. The indemnification asset was originally recorded at fair value on the acquisition date (September 4, 2009) and at December 31, 2011 and 2010, the carrying value of the FDIC indemnification asset was $19.7 million and $36.5 million, respectively.

Under the Sun Security Bank agreement, the FDIC agreed to reimburse the Bank for 80% of realized losses. The indemnification asset was originally recorded at fair value on the acquisition date (October 7, 2011) and at December 31, 2011, the carrying value of the FDIC indemnification asset was $58.2 million.

From the dates of acquisition, each of the three agreements extend ten years for 1-4 family real estate loans and five years for other loans. The loss sharing assets are measured separately from the loan portfolios because they are not contractually embedded in the loans and are not transferable with the loans should the Bank choose to dispose of them. Fair values on the acquisition dates were estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC. The loss sharing assets are also separately measured from the related foreclosed real estate. Although the assets are contractual receivables from the FDIC, they do not have effective interest rates. The Bank will collect the assets over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreements. While the assets were recorded at their estimated fair values on the acquisition dates, it is not practicable to complete fair value analyses on a quarterly or annual basis. Estimating the fair value of the FDIC indemnification asset would involve preparing fair value analyses of the entire portfolios of loans and foreclosed assets covered by the loss sharing agreements from all three acquisitions on a quarterly or annual basis.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, *i.e.*, their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trusts

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximates their fair value.

Structured Repurchase Agreements

Structured repurchase agreements are collateralized borrowings from a counterparty. In addition to the principal amount owed, the counterparty also determines an amount that would be owed by either party in the event the agreement is terminated prior to maturity by the Company. The fair values of the structured repurchase agreements are estimated based on the amount the Company would be required to pay to terminate the agreement at the reporting date.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 380,249	$ 380,249	$ 429,971	$ 429,971
Available-for-sale securities	875,411	875,411	769,546	769,546
Held-to-maturity securities	1,865	2,101	1,125	1,300
Mortgage loans held for sale	28,920	28,920	22,499	22,499
Loans, net of allowance for loan losses	2,124,161	2,124,032	1,876,887	1,878,345
Accrued interest receivable	13,848	13,848	12,628	12,628
Investment in FHLB stock	12,088	12,088	11,572	11,572
Mortgage servicing rights	292	292	637	637
Financial liabilities				
Deposits	2,963,539	2,966,874	2,595,893	2,603,440
FHLB advances	184,437	189,793	153,525	158,052
Short-term borrowings	217,397	217,397	257,958	257,958
Structured repurchase agreements	53,090	60,471	53,142	61,007
Subordinated debentures	30,929	30,929	30,929	30,929
Accrued interest payable	2,277	2,277	3,765	3,765
Unrecognized financial instruments (net of contractual value)				
Commitments to originate loans	—	—	—	—
Letters of credit	84	84	50	50
Lines of credit	—	—	—	—

Note 17: Operating Leases

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2011, future minimum lease payments were as follows (in thousands):

2012	$ 1,142
2013	843
2014	780
2015	453
2016	272
Thereafter	1,089
	$ 4,579

Rental expense was $1.3 million, $1.2 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 18: Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. However, the Company's existing interest rate derivatives result from a service provided to certain qualifying loan customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Statements of Financial Condition:

	Location in Consolidated Statements of Financial Condition	Fair Value December 31, 2011	Fair Value December 31, 2010
		(In Thousands)	
Asset Derivatives			
Derivatives not designated as hedging instruments			
Interest rate products	Prepaid expenses and other assets	$ 111	$ —
Total derivatives not designated as hedging instruments		$ 111	$ —
Liability Derivatives			
Derivatives not designated as hedging instruments			
Interest rate products	Accrued expenses and other liabilities	$ 121	$ —
Total derivatives not designated as hedging instruments		$ 121	$ —

Nondesignated Hedges

None of the Company's derivatives are designated in qualifying hedging relationships. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain loan customers, which the Company implemented during the fourth quarter of 2011. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2011, the Company had two interest rate swaps with an aggregate notional amount of $15.8 million related to this program. During the year ended December 31, 2011, the Company recognized a net loss of $9,900 in noninterest income related to changes in the fair value of these swaps.

Agreements with Derivative Counterparties

The Company has agreements with its derivative counterparties containing certain provisions that must be met. If the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. If the Bank fails to maintain its status as a well / adequately capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. Similarly, the Company could be required to settle its obligations under certain of its agreements if certain regulatory events occurred, such as the issuance of a formal directive, or if the Company's credit rating is downgraded below a specified level.

As of December 31, 2011, the termination value of derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $120,668. The Company has minimum collateral posting thresholds with its derivative counterparties. At December 31, 2011, the Company's activity with its derivative counterparties had not yet met the level in which the minimum collateral posting thresholds take effect. If the Company had breached any of these provisions at December 31, 2011, it could have been required to settle its obligations under the agreements at the termination value.

Other Interest Rate Swaps

At December 31, 2010 and 2009, the Company had no derivative financial instruments. However, during a portion 2009, the Company had interest rate swaps to convert the economic interest payments on certain brokered CDs from a fixed rate to a floating rate based on LIBOR. The related net gain recognized in earnings was $1.2 million for the year ended December 31, 2009.

Note 19: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2011 and 2010, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $135.4 million and $79.0 million, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $23.0 million and $15.7 million at December 31, 2011 and 2010, respectively.

Commitments to Purchase Bank Buildings and Equipment from FDIC

Subsequent to December 31, 2011, the Bank formalized its commitment to purchase certain bank buildings and equipment from the FDIC related to its FDIC-assisted transaction involving the former Sun Security Bank. Settlement with the FDIC on this purchase has not yet occurred. Acquisition costs of the real estate, furniture and equipment are based on current appraisals and are expected to be approximately $6.5 million.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $21.3 million and $16.7 million at December 31, 2011 and 2010, respectively, with $17.9 million and $13.0 million, respectively, of the letters of credit having terms up to five years. The remaining $3.3 million and $3.7 million at December 31, 2011 and 2010, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2011, the Bank had granted unused lines of credit to borrowers aggregating approximately $170.7 million and $62.6 million for commercial lines and open-end consumer lines, respectively. At December 31, 2010, the Bank had granted unused lines of credit to borrowers aggregating approximately $102.1 million and $61.2 million for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri, the greater Kansas City, Missouri, area and the western and central portions of Iowa. Although the Bank has a diversified portfolio, loans aggregating approximately $165.1 million and $191.4 million at December 31, 2011 and 2010, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $56.7 million and $68.7 million of this total at December 31, 2011 and 2010, respectively.

In addition, loans (excluding those covered by loss sharing agreements) aggregating approximately $360.2 million and $275.2 million at December 31, 2011 and 2010, respectively, are secured primarily by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri, area.

Note 20: Additional Cash Flow Information

	2011	2010	2009
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$59,927	$71,347	$39,767
Sale and financing of foreclosed assets	$11,755	$20,523	$15,317
Conversion of foreclosed assets to premises and equipment	$2,669	—	$100
Dividends declared but not paid	$2,799	$2,849	$2,800
Additional Cash Payment Information			
Interest paid	$36,634	$50,368	$69,547
Income taxes paid	$13,233	$17,595	$3,165
Income taxes refunded	$4,975	$25	$3,389

Note 21: Employee Benefits

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra DB Plan), a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan continue to accrue benefits. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2011, 2010 and 2009, were approximately $1.0 million, $835,000 and $719,000, respectively. The Company's contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the plan. The funded status of the plan as of July 1, 2011 and 2010, was 94.75% and 99.07%, respectively. The funded status was calculated by taking the market value of plan assets, which reflected contributions received through June 30, 2011 and 2010, respectively, divided by the funding target. No collective bargaining agreements are in place that require contributions to the Pentegra DB Plan.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 4% of the employee's compensation, and also matches 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2011, 2010 and 2009, were approximately $1.0 million, $1.0 million and $759,000, respectively. Beginning January 1, 2012, the Company will match 100% of the employee's contribution on the first 3% of the employee's compensation and plus an additional 50% of the employee's contribution on the next 2% of the employee's compensation.

Note 22: Stock Option Plan

The Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,600,000 (adjusted for stock splits) shares of common stock. Upon stockholders' approval of the 2003 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan was frozen; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2011, 34,200 options were outstanding under this plan.

The Company established the 2003 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,196,448 (adjusted for stock splits) shares of common stock. At December 31, 2011, 774,853 options were outstanding under the plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options generally are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2009	586,188	700,397	$ 23.003
Granted	(72,425)	72,425	21.367
Exercised	—	(25,434)	14.066
Forfeited from terminated plan(s)	—	(6,455)	11.910
Forfeited from current plan(s)	10,747	(10,747)	25.397
Balance, December 31, 2009	524,510	730,186	23.215
Granted	(88,190)	88,190	22.105
Exercised	—	(47,597)	14.088
Forfeited from terminated plan(s)	—	(850)	7.785
Forfeited from current plan(s)	26,133	(26,133)	25.916
Balance, December 31, 2010	462,453	743,796	23.592
Granted	(120,100)	120,100	19.349
Exercised	—	(25,856)	12.053
Forfeited from terminated plan(s)	—	(4,000)	12.898
Forfeited from current plan(s)	24,987	(24,987)	23.349
Balance, December 31, 2011	367,340	809,053	$ 23.391

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of years two, three, four and five from the grant date. As provided for under FASB ASC 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, ASC 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. Because the historical forfeitures of its share-based awards have not been material, the Company has not adjusted for forfeitures in its share-based compensation expensed under ASC 718.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2011	December 31, 2010	December 31, 2009
Expected dividends per share	$0.72	$0.72	$0.72
Risk-free interest rate	0.93%	1.52%	2.19%
Expected life of options	5 years	5 years	5 years
Expected volatility	27.99%	37.69%	69.16%
Weighted average fair value of options granted during year	$3.15	$5.60	$9.90

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected term of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. The risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2011.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2011	743,796	$23.592	5.59
Granted	120,100	19.349	—
Exercised	(25,856)	12.053	—
Forfeited	(28,987)	21.907	—
Options outstanding, December 31, 2011	809,053	23.391	5.43
Options exercisable, December 31, 2011	508,409	25.548	3.52

For the years ended December 31, 2011, 2010 and 2009, options granted were 120,100, 88,190 and 72,425, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2011, 2010 and 2009, was $145,000, $388,000 and $196,000, respectively. Cash received from the exercise of options for the years ended December 31, 2011, 2010 and 2009, was $311,000, $671,000 and $358,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $97,000, $309,000 and $183,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2011.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2011	266,560	$20.535	$6.029
Granted	120,100	19.349	3.150
Vested this period	(69,918)	22.056	5.974
Nonvested options forfeited	(16,098)	19.849	6.232
Nonvested options, December 31, 2011	300,644	19.744	4.940

At December 31, 2011, there was $1.3 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2016, with the majority of this expense recognized in 2012 and 2013.

The following table further summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.360 to $19.960	205,505	7.55 years	$16.298	57,539	$14.327
$20.120 to $25.000	281,440	5.34 years	$21.275	148,118	$20.743
$25.480 to $36.390	322,108	4.18 years	$29.765	302,752	$30.031
	809,053	5.43 years	$23.391	508,409	$25.548

Note 23: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Note 4*. Estimates used in valuing acquired loans, loss sharing agreements and FDIC indemnification assets and in continuing to monitor related cash flows of acquired loans are discussed in *Note 5*. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Other significant estimates not discussed in those footnotes include valuations of foreclosed assets held for sale. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 24: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2011						
Total risk-based capital						
Great Southern Bancorp, Inc.	$363,721	16.1%	≥$180,877	≥ 8.0%	N/A	N/A
Great Southern Bank	$342,690	15.3%	≥$178,843	≥ 8.0%	≥ $223,554	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$335,298	14.8%	≥$90,438	≥ 4.0%	N/A	N/A
Great Southern Bank	$314,582	14.1%	≥$89,422	≥ 4.0%	≥ $134,132	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$335,298	9.2%	≥$145,753	≥ 4.0%	N/A	N/A
Great Southern Bank	$314,582	8.6%	≥$145,599	≥ 4.0%	≥ $181,999	≥ 5.0%
As of December 31, 2010						
Total risk-based capital						
Great Southern Bancorp, Inc.	$348,825	18.0%	≥$154,666	≥ 8.0%	N/A	N/A
Great Southern Bank	$305,976	15.8%	≥$154,515	≥ 8.0%	≥ $193,144	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$324,445	16.8%	≥$77,333	≥ 4.0%	N/A	N/A
Great Southern Bank	$281,619	14.6%	≥$77,257	≥ 4.0%	≥ $115,886	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$324,445	9.5%	≥$136,120	≥ 4.0%	N/A	N/A
Great Southern Bank	$281,619	8.3%	≥$135,985	≥ 4.0%	≥ $169,982	≥ 5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2011 and 2010, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

Note 25: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that, except as noted below, the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome or such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

On November 22, 2010, a suit was filed against the Bank in Missouri state court in Springfield by a customer alleging that the fees associated with the Bank's automated overdraft program in connection with its debit card and ATM cards constitute unlawful interest in violation of Missouri's usury laws. The suit seeks class-action status for Bank customers who have paid overdraft fees on their checking accounts. The Court denied a motion to dismiss filed by the Bank and litigation is ongoing. At this early stage of the litigation, it is not possible for management of the Bank to determine the probability of a material adverse outcome or reasonably estimate the amount of any potential loss.

Note 26: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2011, 2010 and 2009:

	2011 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$49,040	$49,144	$49,965	$50,518
Interest expense	9,679	8,852	8,325	8,290
Provision for loan losses	8,200	8,431	8,500	10,205
Net realized gains (losses) and impairment on available-for-sale securities	—	(400)	483	(215)
Noninterest income	(1,772)	(2,159)	(1,207)	17,398
Noninterest expense	21,609	22,137	23,017	37,900
Provision for income taxes	1,887	1,675	2,463	(512)
Net income	5,893	5,890	6,453	12,033
Net income available to common shareholders	5,048	5,108	4,443	11,660
Earnings per common share – diluted	0.36	0.37	0.33	0.85

	2010 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$39,754	$39,612	$41,535	$52,290
Interest expense	13,183	12,488	11,341	10,838
Provision for loan losses	5,500	12,000	10,800	7,330
Net realized gains (losses) and impairment on available-for-sale securities	—	3,465	5,441	(119)
Noninterest income	8,997	14,139	12,232	(3,416)
Noninterest expense	22,143	20,808	22,602	23,351
Provision for income taxes	2,387	2,631	2,862	1,014
Net income	5,538	5,824	6,162	6,341
Net income available to common shareholders	4,699	4,976	5,305	5,482
Earnings per common share – diluted	0.34	0.35	0.38	0.39

	2009 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$34,300	$39,971	$39,736	$41,861
Interest expense	16,770	18,442	15,911	15,482
Provision for loan losses	5,000	6,800	16,500	7,500
Net realized gains (losses) and impairment on available-for-sale securities	(3,985)	176	1,966	322
Noninterest income	47,546	9,333	56,755	9,150
Noninterest expense	14,655	20,008	22,657	20,875
Provision for income taxes	16,246	897	13,988	1,874
Net income	29,175	3,157	27,435	5,280
Net income available to common shareholders	28,351	2,316	26,584	4,443
Earnings per common share – diluted	2.10	0.17	1.90	0.32

Note 27: Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2011 and 2010, and statements of income and cash flows for the years ended December 31, 2011, 2010 and 2009, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31, 2011	December 31, 2010
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 21,446	$ 44,442
Available-for-sale securities	1,831	2,123
Held-to-maturity securities	840	—
Investment in subsidiary bank	333,482	290,603
Income taxes receivable	42	44
Prepaid expenses and other assets	1,089	1,149
	$ 358,730	$ 338,361
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 3,004	$ 3,111
Deferred income taxes	210	312
Subordinated debentures issued to capital trust	30,929	30,929
Preferred stock	57,943	56,480
Common stock	134	134
Common stock warrants	—	2,452
Additional paid-in capital	17,183	20,701
Retained earnings	236,914	220,021
Unrealized gain on available-for-sale securities, net	12,413	4,221
	$ 358,730	$ 338,361

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

	2011	2010	2009
		(In Thousands)	
Statements of Income			
Income			
Dividends from subsidiary bank	$ 12,000	$ 12,000	$ 11,750
Interest and dividend income	27	16	34
Net realized gains on sales of available-for-sale securities	—	15	—
Net realized losses on impairments of available-for-sale securities	—	—	(533)
Other income (loss)	—	(11)	(4)
	12,027	12,020	11,247
Expense			
Operating expenses	1,196	1,121	972
Interest expense	569	578	773
	1,765	1,699	1,745
Income before income tax and equity in undistributed earnings of subsidiaries	10,262	10,321	9,502
Credit for income taxes	(510)	(502)	(601)
Income before equity in earnings of subsidiaries	10,772	10,823	10,103
Equity in undistributed earnings of subsidiaries	19,497	13,042	54,944
Net income	$ 30,269	$ 23,865	$ 65,047

	2011	2010	2009
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income	$ 30,269	$ 23,865	$ 65,047
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(19,497)	(13,042)	(54,944)
Depreciation	—	—	1
Compensation expense for stock option grants	486	461	337
Net realized gains on sale of fixed assets	—	—	(5)
Net realized losses on impairments of available-for-sale securities	—	—	533
Net realized (gains) losses on other investments	—	(5)	9
Changes in			
Prepaid expenses and other assets	—	8	(10)
Accounts payable and accrued expenses	(58)	75	(212)
Income taxes	2	1	611
Net cash provided by operating activities	11,202	11,363	11,367
Investing Activities			
Investment in subsidiaries	(15,000)	—	(15,000)
Return of principal - other investments	61	—	10
Proceeds from sale of available-for-sale securities	—	158	—
Proceeds from sale of fixed assets	—	—	16
Purchase of held-to-maturity securities	(840)	—	—
Purchase of available-for-sale securities	—	—	(500)
Net cash provided by (used in) investing activities	(15,779)	158	(15,474)
Financing Activities			
Proceeds from issuance of SBLF preferred stock	57,943	—	—
Redemption of CPP preferred stock	(58,000)	—	—
Purchase of common stock warrant	(6,436)	—	—
Dividends paid	(12,237)	(12,567)	(12,376)
Stock options exercised	311	670	358
Net cash used in financing activities	(18,419)	(11,897)	(12,018)
Decrease in Cash	(22,996)	(376)	(16,125)
Cash, Beginning of Year	44,442	44,818	60,943
Cash, End of Year	$ 21,446	$ 44,442	$ 44,818
Additional Cash Payment Information			
Interest paid	$563	$577	$937

Note 28: Preferred Stock and Common Stock Warrant

CPP Preferred Stock and Common Stock Warrant

On December 5, 2008, as part of the Troubled Asset Relief Program (TARP) Capital Purchase Program of the United States Department of the Treasury (Treasury), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 58,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "CPP Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $58.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 909,091 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $9.57 per share. As noted below under "SBLF Preferred Stock," the Company redeemed all of the CPP Preferred Stock on August 18, 2011, in connection with the issuance of the SBLF Preferred Stock. As noted below under "Repurchase of Common Stock Warrant," the Company repurchased the Warrant on September 21, 2011.

The CPP Preferred Stock qualified as Tier 1 capital and paid cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum.

Under the CPP Purchase Agreement, the Company could not, without the consent of Treasury, (a) pay a cash dividend on the Company's common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of the Company's common stock or preferred stock, other than the CPP Preferred Stock or trust preferred securities. In addition, under the terms of the CPP Preferred Stock, the Company could not pay dividends on its common stock unless it was current in its dividend payments on the CPP Preferred Stock.

The proceeds from the TARP Capital Purchase Program were allocated between the CPP Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $55.5 million for the CPP Preferred Shares and $2.5 million for the Warrant. The resulting discount to the CPP Preferred Shares of $2.5 million was set up to accrete on a level-yield basis over five years ending December 2013 and was recognized as additional preferred stock dividends. The fair value assigned to the CPP Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The CPP Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the CPP Purchase Agreement, the Company subsequently registered the CPP Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

SBLF Preferred Stock

On August 18, 2011, the Company entered into a Small Business Lending Fund-Securities Purchase Agreement (the "SBLF Purchase Agreement") with the Secretary of the Treasury, pursuant to which the Company sold 57,943 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (the "SBLF Preferred Stock") to the Secretary of the Treasury for a purchase price of $57.9 million. The SBLF Preferred Stock was issued pursuant to Treasury's SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing Tier 1 capital to qualified community banks and holding companies with assets of less than $10 billion. As required by the SBLF Purchase Agreement, the proceeds from the sale of the SBLF Preferred Stock were used in connection with the redemption of the 58,000 shares of CPP Preferred Stock, issued to the Treasury pursuant to the CPP, at a redemption price of $58.0 million plus the accrued dividends owed on the preferred shares. This redemption resulted in a one-time, non-cash write-off of the remaining $1.2 million discount to the CPP Preferred Stock that reduced earnings available to common shareholders during the year ended December 31, 2011.

The SBLF Preferred Stock qualifies as Tier 1 capital. The holders of SBLF Preferred Stock are entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the SBLF Purchase Agreement) by the Bank over the adjusted baseline level calculated under the terms of the SBLF Preferred Stock $(158,271,000). The initial dividend rate through September 30, 2011, was 5%. Based upon the increase in the Bank's level of QSBL over the baseline level, the dividend rate for the fourth quarter of 2011 was 2.6%. For the third through ninth calendar quarters after the closing, the dividend rate may be adjusted to between one percent (1%) and five percent (5%) per annum based on the level of qualifying loans. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the level of qualifying loans. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $25.0 million, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

Repurchase of Common Stock Warrant

On September 21, 2011, the Company completed the repurchase of the Warrant held by the Treasury that was issued as a part of its participation in the CPP. The Warrant, which had a ten-year term, was issued on December 5, 2008, and entitled the Treasury to purchase 909,091 shares of Great Southern Bancorp, Inc. common stock at an exercise price of $9.57 per share. The repurchase was completed for a price of $6.4 million, or $7.08 per warrant share, which was based on the fair market value of the warrant as agreed upon by the Company and the Treasury.

Note 29: FDIC-Assisted Acquisition

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement, including a loss sharing agreement as described in *Note 5*, with the FDIC to purchase substantially all of the assets and assume substantially all of the deposits and other liabilities of Sun Security Bank, a full-service bank headquartered in Ellington, Missouri. Established in 1970, Sun Security Bank operated 27 locations in 15 counties in central and southern Missouri. The fair values of the assets acquired and liabilities assumed in the transaction were as follows:

	October 7, 2011 (In Thousands)
Cash	$ 2,410
Due from banks	64,417
Cash and cash equivalents	66,827
Investment securities	45,347
Loans receivable, net of discount on loans purchased of $74,038	163,674
Foreclosed real estate	9,056
FDIC indemnification asset	67,384
Federal Home Loan Bank of Des Moines stock	2,978
Fixed assets	54
Accrued interest receivable	1,593
Core deposit intangible	2,453
Other assets	2,944
Total assets acquired	362,310
Liabilities	
Demand and savings deposits	166,477
Time deposits	114,385
Total deposits	280,862
Advances from Federal Home Loan Bank of Des Moines	64,330
Accrued interest payable	248
Advances from borrowers for taxes and insurance	384
Total liabilities assumed	345,824
Gain recognized on business acquisition	$ 16,486

Under the terms of the Purchase and Assumption Agreement, the FDIC agreed to transfer net assets to Great Southern at a discount of $55.0 million to compensate Great Southern for losses not covered by the loss sharing agreement and troubled asset management costs. No premium was paid to the FDIC for the deposits, resulting in a net purchase discount of $55.0 million. Details related to the transfer are as follows:

	October 7, 2011 (In Thousands)
Net assets as determined by the FDIC	$ 11,443
Cash transferred by the FDIC	43,532
Net assets per Purchase and Assumption Agreement	54,975
Purchase accounting adjustments	
Loans	(76,837)
Foreclosed real estate	(21,130)
FDIC indemnification asset	67,384
Deposits	(801)
Advances from Federal Home Loan Bank of Des Moines	(9,330)
Core deposit intangible	2,453
Other adjustments	(228)
Gain recognized on business acquisition	$ 16,486

The acquisition of the net assets of Sun Security Bank was determined to constitute a business acquisition in accordance with FASB ASC 805. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Therefore, assets acquired and liabilities assumed were recorded on a preliminary basis at fair value on the date of acquisition, after adjustment for expected loss recoveries under the loss sharing agreement which is described in *Note 5*. Based upon the preliminary acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary bargain purchase gain of $16.5 million for the year ended December 31, 2011.

GREAT SOUTHERN
BANCORP, INC.

2011 Understanding what really matters.

GreatSouthernBank.com